UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-37685

PAVMED INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**47-1214177**
(State or Other Jurisdiction of	(IRS Employer
Incorporation or Organization)	Identification No.)

360 Madison Avenue	
25th Floor	
New York, NY	**10017**
(Address of Principal Executive Offices)	(Zip Code)

(917) 813-1828
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each Class	Trading Symbol(s)	Name of each Exchange on which Registered
Common Stock, $0.001 par value per share	PAVM	The NASDAQ Stock Market LLC

Securities registered under Section 12(g) of the Exchange Act:

None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated filed	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to section 13(c) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's voting stock held by non-affiliates was approximately $11.8 million, based on 657,665 shares of common stock held by non-affiliates and a last reported sales price per share of the registrant's common stock of $18.00 on such date.

As of December 31, 2025 and March 27, 2026, there were 995,673 and 6,383,089 shares, respectively, of the registrant's Common Stock, par value $0.001 per share, issued and outstanding (with such number of shares inclusive of shares of common stock underlying unvested restricted stock awards granted under the PAVmed Inc. 2014 Long-Term Incentive Equity Plan as of such date).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2026 annual meeting of stockholders are incorporated by reference into Part III of this Form 10-K where indicated. Such definitive proxy statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the year ended December 31, 2025.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Form 10-K"), including the discussion and analysis of our consolidated financial condition and results of operations set forth under Item 7 of this Form 10-K, contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this Form 10-K, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are not guarantees of future performance and the Company's actual results may differ significantly from those expressed or implied in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in Item 1A of Part I of the Form 10-K under the heading "Risk Factors."

Important factors that may affect our actual results include:

- our limited operating history;
- our financial performance, including our ability to generate revenue;
- our ability to obtain regulatory approval for the commercialization of our products;
- the risk that the FDA will cease to exercise enforcement discretion with respect to LDTs, like EsoGuard;
- the ability of our products to achieve market acceptance;
- our success in retaining or recruiting, or changes required in, our officers, key employees or directors;
- our potential ability to obtain additional financing when and if needed;
- our ability to protect our intellectual property;
- our ability to complete strategic acquisitions;
- our ability to manage growth and integrate acquired operations;
- the potential liquidity and trading of our securities;
- our regulatory and operational risks;
- cybersecurity risks;
- risks related to health-related emergencies; and
- our estimates regarding expenses, future revenue, capital requirements and needs for additional financing.

In addition, our forward-looking statements do not reflect the potential impact of any future financings, acquisitions, mergers, dispositions, joint ventures or investments we may make.

We may not actually achieve the results, plans, and/or objectives disclosed in our forward-looking statements, and the intended or expected developments and/or other events disclosed in our forward-looking statements may not actually occur, and accordingly you should not place undue reliance on our forward-looking statements. You should read this Annual Report on Form 10-K and the documents we have filed as exhibits to this Form 10-K completely and with the understanding our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Part I

Item 1. Business

Unless the context otherwise requires, "we", "us", and "our", the "Company" and "PAVmed" refer to PAVmed Inc. and its subsidiaries, including its subsidiary Lucid Diagnostics Inc. (Nasdaq:LUCD) ("Lucid Diagnostics" or "Lucid") and its majority-owned subsidiary Veris Health Inc. ("Veris Health" or "Veris").

Background and Overview

PAVmed is a diversified commercial-stage life sciences company operating in the medical device, diagnostics, and digital health sectors. It operates through multiple independently financed subsidiaries under a shared services model. The Company's strategy is to advance and commercialize innovative healthcare technologies through its subsidiaries while maintaining flexibility to structure financing at either the PAVmed level or within its subsidiaries.

The Company's subsidiaries include Lucid Diagnostics, a commercial-stage cancer prevention medical diagnostics company that markets the EsoGuard® Esophageal DNA Test and EsoCheck® Esophageal Cell Collection Device, of which the Company is the largest voting stockholder, and Veris Health, a majority-owned digital health company focused on improving personalized cancer care during treatment and throughout survivorship through digital health tools and the development of an implantable physiological monitor designed to interface with the Veris Cancer Care Platform.

PAVmed continues to support the commercial expansion of EsoGuard through Lucid Diagnostics and to pursue strategic partnerships to expand adoption of the Veris Cancer Care Platform. In addition, PAVmed is developing a medical device portfolio, including its PortIO implantable intraosseous vascular access device and recently licensed endoscopic imaging technology from Duke University. The Company continues to evaluate opportunities to expand its portfolio through internal development and external licensing.

Lucid Diagnostics

Overview

Lucid Diagnostics is a commercial-stage cancer prevention medical diagnostics technology company focused on patients with gastroesophageal reflux disease ("GERD"), who are at risk of developing esophageal precancer and cancer, including esophageal adenocarcinoma ("EAC"). We believe that Lucid's flagship product, the EsoGuard Esophageal DNA Test, performed on samples collected with the EsoCheck Esophageal Cell Collection Device, constitutes the first and only commercially available diagnostic test capable of serving as a widespread testing tool with the goal of preventing EAC deaths, through early detection of esophageal precancer in at-risk GERD patients.

EsoGuard is a bisulfite-converted targeted next-generation sequencing (NGS) DNA assay performed on esophageal cells collected with the EsoCheck device. It measures methylation at sites on the VIM and CCNA1 genes. In clinical studies, EsoGuard demonstrated high sensitivity and specificity, with a negative predictive value of approximately 99% for the detection of Barrett's esophagus ("BE") and EAC in screening populations.

EsoCheck is an FDA 510(k)-cleared and CE Mark certified noninvasive, swallowable balloon capsule catheter designed for in-office collection of esophageal cell samples in a brief procedure. The device enables targeted sampling of esophageal cells while minimizing contamination during retrieval.

EsoGuard and EsoCheck are based on patented technology licensed from Case Western Reserve University and are intended to provide accurate, non-invasive, patient-friendly testing for the early detection of BE and EAC, including dysplastic BE and related precursors to EAC in patients with chronic GERD.

Market Opportunity

In 2025, approximately 22,000 U.S. GERD patients were diagnosed with EAC and approximately 16,250 died from the disease. Over 80% of EAC patients will die within five years of diagnosis, making it the second most lethal cancer in the U.S. The U.S. incidence of EAC has increased 500% over the past four decades, while the incidences of other common cancers have declined or remained flat.

Based on current guidelines published by the American Gastroenterology Association ("AGA"), we believe the cohort recommended for screening consists of an estimated 30 million U.S. individuals with at least 3 established risk factors for BE. Accordingly, we believe EsoGuard's total addressable U.S. market opportunity approximates $60 billion based on an effective Medicare payment of $1,938 and the estimated 30 million U.S. patients recommended for screening by clinical practice guidelines.

Unfortunately, for a variety of reasons, less than 5% of at-risk patients who are recommended for screening undergo traditional invasive upper gastrointestinal endoscopy ("EGD"). We believe that the profound tragedy of an EAC diagnosis is that likely death could have been prevented if the at-risk patient had been screened and then undergone surveillance and curative endoscopic esophageal ablation of dysplastic BE.

Since mortality rates are high even in early stage EAC, preventing EAC deaths requires detection and intervention at the precancer stage. Most of the necessary elements for such an early detection program are already well established—an at-risk population (at-risk GERD patients), a precancer (BE), and an intervention which can halt progression to EAC (endoscopic esophageal ablation). Until recently, the only missing element for such an early detection program is a widespread screening tool that can detect BE prior to EAC.

We believe EsoGuard, used with EsoCheck, constitutes that missing element—the first and only commercially available diagnostic test capable of serving as a widespread testing tool with the goal of preventing EAC deaths through early detection of esophageal precancer and cancer in patients with 3 or more risk factors.

Commercialization

Our EsoGuard commercialization efforts span multiple channels including targeting primary care and GI physicians, who have generally embraced our message that EsoGuard has the potential to expand the funnel of BE-EAC patients who will need long term EGD surveillance and, potentially, treatment with endoscopic esophageal ablation. We also provide patient access through a limited network of our own physical Lucid Test Centers in key metropolitan areas, and a satellite test center program, whereby we are making our personnel available to perform cell collection services inside physician offices or in certain geographies. We also regularly conduct testing events, which brings our precancer testing directly to patients. We also have a direct contracting strategic initiative to engage directly with large Administrative Services Only ("ASO") self-insured employers, unions and other entities, seeking to replicate the successes of other cancer screening diagnostic companies that have deployed similar strategies. Other commercial channels include our cash-pay program targeting concierge medicine, arrangements with health systems for comprehensive, integrated esophageal precancer testing programs, and an EsoGuard Telemedicine Program, in partnership with UpScript, LLC, an independent third-party telemedicine provider, that accommodates EsoGuard self-referrals from direct-to-consumer marketing.

Reimbursement and Market Access

A final Local Coverage Determination ("LCD") L39256, entitled "*Molecular Testing for Detection of Upper Gastrointestinal Metaplasia, Dysplasia, and Neoplasia*" became effective in May 2023 on the Center for Medicare and Medicaid Services ("CMS") website by MAC Palmetto GBA. (A substantially identical LCD was published by Noridian Healthcare Solutions, the MAC whose geographic jurisdiction covers our CLIA laboratory in Lake Forest, CA.) The LCD outlines criteria for future coverage that MolDX expects upper gastrointestinal precancer and cancer molecular diagnostic tests to meet. These criteria include active GERD with at least three risk factors, as well as evidence of analytic validity, clinical validity, and clinical utility. Although the LCD indicated that it found that no currently existing test has fulfilled all these criteria, it indicated that it will "monitor the evidence and may revise this determination based on the pertinent literature and society recommendations." In November 2024, we submitted to MolDx our complete clinical evidence package in support of a request for reconsideration of the non-coverage language in the LCD to secure Medicare coverage for EsoGuard. The package was submitted as part of a request for reconsideration of the non-coverage language in the LCD to secure Medicare coverage for   EsoGuard.

As part of the LCD reconsideration process, MolDx-participating Medicare Administrative Contractors convened a Contractor Advisory Committee ("CAC") Meeting regarding the LCD on September 4, 2025. At the meeting, eleven experts, including physicians across multiple specialties (GI, primary care, pathology), major society guideline co-authors (ACG, AGA) and industry leaders (American Foregut Society, American Society for Gastrointestinal Endoscopy), participated in this extensive discussion of the unmet clinical need with respect to early detection of esophageal precancer and the strength of the EsoGuard clinical validity and clinical utility data.

In parallel with our request for reconsideration of the LCD, we are aggressively pursuing EsoGuard commercial insurer coverage and payment. Although the claim adjudication cycle can be prolonged during the early commercialization of a new test, we have received and are continuing to receive out-of-network commercial insurance payments for the EsoGuard test, which accounts for the vast majority of our revenue to date. Through these efforts, Highmark Blue Cross Blue Shield, an independent licensee of the Blue Cross and Blue Shield Association, has issued a positive coverage policy for non-invasive screening of esophageal precancer and cancer in New York state.

In addition, in January 2026, Lucid announced that it has been awarded a contract by the U.S. Department of Veterans Affairs for EsoGuard, expanding access to esophageal precancer testing across the nation's largest integrated healthcare system, which serves more than nine million enrolled veterans annually. The contract is issued under the VA Federal Supply Schedule and includes pre-negotiated pricing for EsoGuard that matches the established Medicare payment rate determined by the Centers for Medicare & Medicaid Services (CMS), enabling VA hospitals and healthcare facilities nationwide to access EsoGuard through a single, national VA procurement framework.

Additionally, the legislatures in a number of states have passed laws mandating coverage of comprehensive biomarker testing over the past several years. We are reviewing how to leverage legislation in those states to expand access to and reimbursement of EsoGuard.

Clinical Utility and Clinical Trials

We continue to expand the EsoGuard and EsoCheck evidence portfolio with ongoing emphasis on demonstration of clinical utility to support medical policy and payer coverage. These efforts include a large, nearly 12,000 patient real-world experience of EsoCheck and EsoGuard from 18 months of commercial data that is under journal review and expected to be published within the first half of the year. Additionally, data accrual from the PREVENT and PREVENT-FF registries remains ongoing and has been expanded to collect additional longitudinal follow-up data. Both registries capture information on the diagnostic and/or therapeutic journey of subjects following EsoGuard testing, including provider decision impact, patient compliance, and clinical outcomes data for the Lucid evidence portfolio.

Regulatory

In June 2019, we received FDA 510(k) clearance to market EsoCheck in the U.S. as a device indicated for use in the collection and retrieval of surface cells of the esophagus in adults followed by FDA 510(k) clearance in 2022, expanding the use of EsoCheck in adults and pediatric populations in the U.S. In December 2019, our CLIA-certified then-laboratory partner, completed documentation of EsoGuard analytical validity allowing us to commercialize it as a LDT.

In February 2020, we received FDA "Breakthrough Device Designation" for EsoGuard as an in-vitro diagnostic ("IVD") medical device. The FDA Breakthrough Device Program was created to offer patients more timely access to breakthrough technologies which provide for more effective treatment or diagnosis of life-threatening or irreversibly debilitating human disease or conditions by expediting their development, assessment and review through enhanced communications and more efficient and flexible clinical study design, including more favorable pre/post market data collection balance.

In May 2021, we received CE Mark certification for EsoCheck (under the Medical Devices Directive 93/42/EEC), and in June 2021, we completed CE Mark self-certification for EsoGuard (under the European In-Vitro Diagnostic Devices Directive (IVDD 98/79/EC)), indicating both may be marketed in CE Mark European countries.

Our longer-term strategy is to secure a specific indication, based on published guidelines, for BE testing in certain at-risk populations using EsoGuard on samples collected with EsoCheck. This use of EsoGuard together with EsoCheck as a testing system must be cleared or approved by the FDA as an IVD device.

Competition

The U.S. market for EAC and pre-cancer (i.e., BE, with or without dysplasia) testing is large, consisting of more than 30 million at-risk individuals over the age of 50. Given the large market for pre-cancer testing, we likely will face numerous competitors, some of which possess significantly greater financial and other resources and development capabilities than us. Our EsoGuard test faces competition from procedure-based detection technologies such as upper endoscopy, and other testing technologies such as assays that incorporate biomarker multi-cancer early detection products. Our EsoCheck device faces competition from other manufacturers with devices designed to collect cell samples from targeted regions of the esophagus. For example, EndoSign, commercialized by Cyted, and much like Cytosponge, is a small mesh sponge within a soluble gelatin capsule that needs to reside in the stomach for some time until it fully dissolves and then is pulled thru the targeted region brushing the lining of the esophagus and then later retrieved, although, unlike EsoCheck, it is unprotected from sample contamination as the brush later passes regions of the upper esophagus and mouth. Our competitors may also be developing additional methods of detecting esophageal cancer and pre-cancer that have not yet been announced.

We will also compete in the marketplace to recruit and retain qualified scientific, management and sales personnel, as well as in acquiring technologies and licenses complementary to our products or advantageous to our business. We are aware of several companies that compete or are developing technologies in our current and future products areas. In order to compete effectively, our products will have to achieve market acceptance, receive adequate insurance coverage and reimbursement, be cost effective and be simultaneously safe and effective.

Veris Health

Overview

Veris Health is a majority-owned digital health subsidiary focused on improving personalized cancer care during treatment and throughout survivorship by helping oncology teams maintain greater visibility into patient health between visits. Through integrated digital tools, Veris enables oncology teams to remain connected with patients and monitor changes in their condition between visits, supporting earlier identification of emerging issues and more informed clinical decision-making.

Veris Health's lead product, the Veris Cancer Care Platform, is a comprehensive digital cancer care platform designed to support personalized cancer care during treatment and throughout survivorship by enabling continuous monitoring of patient health between visits. The platform includes remote physiological data collection, symptom reporting, telehealth capability and electronic health record ("EHR") integration. The platform offers enhanced personalized cancer care through the early detection of complications, reduced unplanned hospitalizations, the provision of longitudinal trends of physiological and clinical data, data-driven risk management tools, and increased patient and provider satisfaction. Cancer patients enrolled on the platform receive a VerisBox™ of Veris-branded connected health care devices which transmit physiologic data to the cloud-based clinician portal via embedded cellular connections. A complementary patient portal enables patients to report symptoms, as well as general health and quality of life parameters, to their cancer care team through the Veris patient smartphone app. The app also allows caretakers and family members to follow along on the patient's cancer care journey.

Veris is also developing an implantable physiological monitor, designed to be implanted alongside a vascular access port, which will interface with the Veris Cancer Care Platform. The implantable monitor is intended to further enhance the clinical and commercial value of the platform by providing remote physiologic data independent of patient compliance.

Market Opportunity

In 2024, approximately 2 million people in the U.S. were newly diagnosed with cancer, and cancer incidence in the U.S. is expected to continue to increase. Cancer patients face high rates of complications during the courses of their treatment which drive poor patient outcomes and healthcare costs. One driver of these issues is avoidable hospitalizations. We believe Veris Health's offerings can help drive costs down and improve outcomes through providing care teams with better, more continuous data.

Based on the aforementioned cancer prevalence in the U.S. and our current business model, we believe Veris Health's total addressable U.S. market opportunity exceeds $2 billion. In the future, we believe this will only expand through the implantable physiological monitor, as well as other opportunities or enhancements Veris may pursue as resources permit, such as data commercialization, incorporating additional AI-based features and the expansion into other markets aside from oncology.

Commercialization/Sales

We are currently pursuing strategic partnerships with leading academic oncology systems, whereby we would become the exclusive digital health solution for these institutions' oncology departments. To this end, in October 2025, we announced that Veris and The Ohio State University Comprehensive Cancer Center - The James Cancer Hospital and Solove Research Institute ("OSUCCC – The James"), a National Cancer Institute-Designated Comprehensive Cancer Center, launched the commercial phase of their long-term strategic partnership agreement. This transition to a commercial phase follows successful completion of a pilot program conducted at the OSUCCC -- The James.

Veris is continuing to pursue similar partnerships with other leading institutions. Veris has a software-as-a-service recurring-revenue business model, where it seeks to generate recurring revenue through oncology practice and hospital-based subscriptions. These entities pay monthly fees for each patient on the platform, through which they are able to derive revenues from remote physiologic monitoring (and, in the future, device implantation) under existing CPT codes. We have identified multiple potential use cases across a number of verticals, including clinical trials, commercial use cases, and as a means to improve patient care.

Manufacturing

The components comprising the VerisBox™ kit are currently supplied to us by a third part manufacturer. The final packaging of the overall box and order fulfillment is managed by PAVmed at its Foxborough, MA location. Customer support is currently managed internally, while partnering with Salesforce for customer service management.

Regulatory

The Veris Cancer Care Platform qualifies as a Non-Device Clinical Decision Software ("CDS") that is excluded from the definition of a medical device under the FDCA, as amended by the 21st Century Cures Act, and therefore is not subject to the FDA's regulatory requirements for devices, as confirmed in the FDA's Clinical Decision Support Software Guidance.

Veris Health is also developing an implantable physiological monitor and completed multiple interactions with the FDA via pre-submission process, seeking agreement on regulatory strategy and required testing to seek clearance of the monitor. We plan to make our 510(k) submission for the implantable monitor, which could happen as early as late 2026, if and to the extent resources permit us to do so.

Competition

The U.S. market for cancer patient care is large. There are many existing competitors in the remote physiological monitoring space, some of which possess significantly greater financial and other resources and development capabilities than us. Our Veris Cancer Care Platform faces competition from other digital care platforms providing many of the same features, including EHR integration and remote patient monitoring capabilities. While we are not aware of other implantable physiologic monitors containing biologic sensors, our competitors may also be developing similar devices that have not yet been announced.

Medical Device Pipeline

PAVmed is developing a portfolio of medical device technologies. This portfolio currently includes the Company's PortIO implantable intraosseous vascular access device and endoscopic imaging technology licensed from Duke University. The Company continues to evaluate opportunities to expand its medical device portfolio through internal development and external licensing.

PortIO

Our PortIO implantable intraosseous vascular access device is being developed as a means for infusing fluids, medications and other substances directly into the bone marrow cavity and from there into the central venous circulation. The intraosseous route provides a means for infusing fluids, medications and other substances directly into the bone marrow cavity, which communicates with the central venous circulation via nutrient and emissary veins. This route is well established and has been used for decades in a variety of clinical settings, including trauma and pediatric emergencies, and has been shown to be bioequivalent to the intravenous route.

Currently available intraosseous devices pass through the skin into the bone and are therefore limited to short-term use. PortIO is a novel, implantable intraosseous vascular access device that does not require accessing the central venous system and does not have an indwelling intravascular component. It is designed to be highly resistant to occlusion and may not require regular flushing. It also features simplified, near-percutaneous insertion and removal, without the need for surgical dissection or radiographic confirmation.

Endoscopic Imaging Technology

In February 2026, PAVmed entered into a definitive license agreement with Duke University, through a newly formed subsidiary, for the exclusive worldwide rights to endoscopic imaging technology involving a multi-modality probe combining angle-resolved low coherence interferometry ("a/LCI") with optical coherence tomography ("OCT").

This technology may be used to identify and facilitate treatment of advanced esophageal precancer ("dysplasia") during upper endoscopy. The platform is designed to integrate with standard endoscopic procedures and may enable real-time assessment of esophageal tissue to guide clinical decision-making during the procedure.

Additionally, as the diagnosis of dysplasia currently relies on biopsy-based approaches, which require tissue sampling and subsequent pathological review, this technology may provide a complementary approach to streamline the evaluation and treatment process.

Recent Events

Business

Medicare Coverage (Lucid)

In November 2024, Lucid submitted to MolDx its complete clinical evidence package in support of a request for reconsideration of the non-coverage language in the LCD to secure Medicare coverage for EsoGuard. The EsoGuard clinical evidence package included six new peer-reviewed publications: three clinical validation studies (two in the intended use population, one case control), two clinical utility studies, and one analytical validation study. The current LCD provides clear coverage criteria consistent with the ACG guidelines for esophageal precancer testing. The package was submitted as part of a request for reconsideration of the non-coverage language in the LCD to secure Medicare coverage for EsoGuard.

As part of the LCD reconsideration process, MolDx-participating Medicare Administrative Contractors convened a CAC Meeting regarding the LCD on September 4, 2025. At the meeting, eleven experts, including physicians across multiple specialties (GI, primary care, pathology), major society guideline co-authors (ACG, AGA) and industry leaders (American Foregut Society, American Society for Gastrointestinal Endoscopy), participated in this extensive discussion of the unmet clinical need with respect to early detection of esophageal precancer and the strength of the EsoGuard clinical validity and clinical utility data.

Medical Device Developments

In March 2026, PAVmed hired industry-veteran Joseph Virgilio to serve as PAVmed's Chief Business Officer for Medical Devices. Prior to joining PAVmed, Mr. Virgilio held leadership roles at a diverse group of medical device companies over the course of his 25-year career.

In this capacity, Mr. Virgilio will oversee the development and commercialization of PAVmed's current and future medical device portfolio. Such portfolio includes at this time the Company's PortIO implantable intraosseous vascular access device, which is being developed as a means for infusing fluids, medications and other substances directly into the bone marrow cavity and from there into the central venous circulation. The portfolio also includes technology licensed by PAVmed from Duke University that involves a multi-modality probe combining ("a/LCI") with optical coherence tomography ("OCT"), as more fully described below.

Endoscopic Imaging Technology

In February 2026, PAVmed entered into a definitive license agreement with Duke University, through a newly formed subsidiary, for the exclusive worldwide rights to technology involving a multi-modality probe combining angle-resolved low coherence interferometry ("a/LCI") with endoscopic imaging. This technology may be used to identify and facilitate treatment of advanced esophageal precancer ("dysplasia") during upper endoscopy. The platform is designed to integrate with standard endoscopic procedures and may enable real-time assessment of esophageal tissue to guide clinical decision-making during the procedure. Additionally, as the diagnosis of dysplasia currently relies on biopsy-based approaches, which require tissue sampling and subsequent pathological review, this technology may provide a complementary approach to streamline the evaluation and treatment process.

Department of Veteran Affairs (Lucid)

In January 2026, Lucid announced that it has been awarded a contract by the U.S. Department of Veterans Affairs for EsoGuard expanding access to esophageal precancer testing across the nation's largest integrated healthcare system, which serves more than nine million enrolled veterans annually. The contract is issued under the VA Federal Supply Schedule and includes pre-negotiated pricing for EsoGuard that matches the established Medicare payment rate determined by the Centers for Medicare & Medicaid Services (CMS), enabling VA hospitals and healthcare facilities nationwide to access EsoGuard through a single, national VA procurement framework.

Real-World Experience Data (Lucid)

In December 2025, Lucid announced results from an 18-month real-world experience evaluating EsoGuard and EsoCheck in approximately 12,000 patients. The analysis demonstrated high technical success rates, rapid procedure times, and appropriate physician utilization in routine clinical practice, consistent with previously reported clinical studies. The data are currently under peer review for publication.

Strategic Commercial Partnership (Veris)

In October 2025, we announced that Veris and The Ohio State University Comprehensive Cancer Center - The James Cancer Hospital and Solove Research Institute ("OSUCCC – The James"), a National Cancer Institute-Designated Comprehensive Cancer Center, launched the commercial phase of their long-term strategic partnership agreement. This transition to a commercial phase follows successful completion of a pilot program conducted at the OSUCCC -- The James.

Clinical Study Publications (Lucid)

In September 2025, a case series published in Gastroenterology & Hepatology highlighted four real-world cases in which EsoGuard facilitated the timely detection of either high-grade dysplasia ("HGD") or intramucosal carcinoma ("IMC"; T1a esophageal adenocarcinoma). In all four cases, the patients had no prior history of EGD, including one individual who had previously declined multiple EGD referrals. Following positive in-office EsoGuard results, each patient proceeded with endoscopic evaluation, which led to successful identification and eradication of disease in all cases. This case series underscores both the clinical utility of EsoGuard in detecting early-stage neoplasia and the ease with which the test can be integrated into standard office workflows to enhance screening uptake and early disease detection.

Russell 2000® and 3000® Indexes (Lucid)

On June 27, 2025, Lucid was added to the Russell 2000® Index and the Russell 3000® Index, following the 2025 annual reconstitution by FTSE Russell.

NCCN Clinical Practice Guidelines Update (Lucid)

In March 2025, Lucid announced that a recent update to the NCCN Guidelines® focused on Esophageal and Esophagogastric Junction Cancers (Version 1.2025) has added a new section on BE screening. The NCCN Guidelines® now reference professional society guidelines on BE screening, including the most recent ACG clinical guideline discussed above, which recommends non-endoscopic biomarker testing, such as EsoGuard performed on samples collected with EsoCheck, as an acceptable alternative to invasive upper endoscopy to detect esophageal precancer.

Highmark Reimbursement Approval (Lucid)

On March 13, 2025, Lucid announced that Highmark Blue Cross Blue Shield, an independent licensee of the Blue Cross and Blue Shield Association, has issued a positive coverage policy for non-invasive screening of esophageal precancer and cancer in New York state.

Financing

Series D Offering and Recapitalization; Series D Conversion

On February 3, 2026, PAVmed entered into subscription agreements (the "Subscription Agreements") with certain accredited investors (the "Investors") and, pursuant to and concurrently with the execution of the Subscription Agreements, sold to the Investors, for an aggregate purchase price of $30 million, (i) 30,000 shares of the Company's newly designated Series D Convertible Preferred Stock, par value $0.001 per share (the "Series D Preferred Stock"), and (ii) warrants (the

"Warrant") to purchase an additional 30,000 shares of Series D Preferred Stock, with each investor receiving 100 shares of Series D Preferred Stock and a warrant to purchase 100 shares of Series D Preferred Stock for each $100,000 of its investment (the "Offering"). The initial conversion price of the Series D Preferred Stock is $6.50 per share, subject to adjustment in the event of stock splits, stock dividends, and similar transactions.

Concurrently with the Offering, the Company redeemed all 16,962 shares of Series C Preferred Stock outstanding and refinanced all $8.4 million in principal and interest of its Senior Secured Convertible Note issued in September (the "2022 Note"), in consideration of a cash payment to the holder thereof (the "Holder") of approximately $22.3 million (which was made using proceeds from the sale of the Series D Preferred Stock), and the issuance to the Holder of an amended and restated 2022 Note (the "2026 Note") with a principal amount of $15.0 million.

The net proceeds of the Offering, taking into account the cash payments made in respect of the redemption of the Series C Preferred Stock and the 2022 Note, were approximately $7.6 million.

On March 27, 2026, PAVmed's shareholders approved the conversion of the Series D Preferred Stock into shares of our common stock. Promptly following such approval, 100% of the Series D Preferred Stock was converted in full into 4,615,393 shares of our common stock.

Reverse Stock Split; Reduction in Authorized Shares

At a special meeting of the Company's stockholders held on December 5, 2025, the Company's stockholders approved a reverse stock split of the Company's outstanding shares of common stock (the "Reverse Split") at a specific ratio, ranging from 1-for-10 to 1-for-30, to be determined by the Company's board of directors (the "Board") in its sole discretion, as well as an associated reduction in the number of shares of common stock the Company is authorized to issue (the "Reduction in Authorized Common Stock") from 250,000,000 shares to 25,000,000 shares.

Following the special meeting, the Board approved a ratio of 1-for-30 for the Reverse Split. On December 30, 2025, in order to effect the Reverse Split and the Reduction in Authorized Common Stock, the Company filed a certificate of amendment to its certificate of incorporation, as amended, pursuant to which the Reverse Split and the Reduction in Authorized Common Stock became effective on Friday, January 2, 2026.

The purpose of the Reverse Split was to help the Company regain compliance with the $1 minimum bid requirement for continued listing on the Capital Market of the Nasdaq Stock Market LLC ("Nasdaq"), which it did, as discussed below. All shares and per share amounts set forth herein give effect to the reverse stock split.

NASDAQ Compliance

On January 21, 2026, the Company received a notification letter from the Nasdaq Listing Qualifications department stating that the Company had regained compliance with the $1 minimum bid price requirement for continued listing on the Nasdaq Capital Market.

As previously reported, on January 23, 2025, the Company had received a notification letter from the Listing Qualifications department stating that, for the prior 30 consecutive business days (through January 22, 2025), the closing bid price of the Company's common stock had been below the minimum of $1 per share required for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). Subsequently, Nasdaq determined that, from January 2, 2026 to January 19, 2026, the closing bid price of the Company's common stock had been at $1 per share or greater. Accordingly, the Company had regained compliance with Nasdaq Listing Rule 5550(a)(2).

Veris Financing (June 2025)

On June 23, 2025, Veris entered into subscription agreements (each, a "Veris June 2025 Subscription Agreement") with certain accredited investors (collectively, the "June 2025 Investors"), pursuant to which Veris agreed to sell and the June 2025 Investors agreed to purchase (the "June 2025 Offering") 1,800,000 shares of common stock, par value $0.001 per share, of Veris ("Veris Common Stock") and warrants to purchase 1,800,000 shares of Veris Common Stock ("Veris Warrants"), at a purchase price of $1.40 per share of Veris Common Stock. On the same day, Veris consummated the June 2025 Offering, generating gross proceeds to Veris of approximately $2.5 million. The proceeds of the offering will be used to continue development activities related to Veris' implantable physiological monitor and for general working capital purposes.

The Veris Warrants become exercisable six months after issuance and expire on the earlier of (i) the five-year anniversary of the initial exercise date and (ii) the 60th day following receipt by Veris of FDA approval of its implantable physiological monitor. The Veris Warrants have an exercise price of $1.40 per share, subject to adjustment under certain circumstances.

PAVmed/Veris Financing (February 2025)

On February 18, 2025, the Company and Veris, entered into subscription agreements (each, a "Subscription Agreement") with certain accredited investors (collectively, the "Investors"), pursuant to which the Company agreed to sell and the Investors agreed to purchase (the "Offering") 85,812 shares of the Company's common stock and pre-funded warrants to purchase 25,225 shares of the Company's common stock (the "Pre-Funded Warrants"), at a purchase price of $21.345 per share or warrant share (as applicable). In addition, Veris agreed to issue to each Investor approximately 6.098 shares of Veris Common Stock for each share or warrant share (as applicable) purchased by such Investor, for an aggregate of 677,143 shares of Veris Common Stock. On February 21, 2025, the Company consummated the Offering, generating gross proceeds to the Company of $2.37 million. The proceeds of the offering will be used to resume development activities related to Veris' implantable physiological monitor and for general working capital purposes.

The Pre-Funded Warrants were exercised as of June 19, 2025.

PAVmed ATM

On April 17, 2025, the Company entered into a Sales Agreement (the "Sales Agreement") with Maxim Group LLC, as sales agent ("Maxim"), pursuant to which the Company may offer and sell, from time to time through or to Maxim, shares of its common stock. Under the Sales Agreement, the Company may not issue or sell through Maxim a dollar amount of shares that would exceed $2.88 million of shares. The Company will pay Maxim a commission of 3.0% of the aggregate gross sales prices of the shares. The Company intends to use the net proceeds from any such sales for working capital and general corporate purposes.

This facility replaced the "at the market" facility PAVmed previously maintained with Cantor (which facility was on substantially similar terms).

Lucid Diagnostics — Confidentially Marketed Public Offering (September 2025)

On September 11, 2025, Lucid closed on the sale of 28,750,000 shares of its common stock, pursuant to its previously announced offering of shares of common stock at a price of $1.00 per share (the "Lucid September CMPO"). The net proceeds from the Lucid September CMPO, after deducting the underwriting discount and other expenses of the Lucid September CMPO, were approximately $27.0 million. Lucid is using the net proceeds from the Lucid September CMPO for working capital and general corporate purposes.

Lucid ATM Facility

On May 30, 2025, Lucid entered into a Controlled Equity Offering Agreement (also "ATM" or "at-the-market" offering) between Lucid and Maxim Group LLC for up to $25 million of its common stock that may be offered and sold from time to time. Subsequent to December 31, 2025 as of March 27, 2026, Lucid sold 4,161,747 shares through its at-the-market equity facility for net proceeds of approximately $5.3 million, after payment of 3% commissions.

Intellectual Property

Our business will depend on proprietary medical device and diagnostic technologies to commercialize. We own or have the right to use intellectual property rights, such as patents, trademarks, copyrights, trade secrets and know-how, pertaining to our EsoCheck and EsoGuard technology, our Veris technology and PortIO, among other technologies and products.

We intend to vigorously protect our proprietary technologies' intellectual property rights in patents, trademarks and copyrights, as available through registration in the United States and internationally. Patent protection and other proprietary rights are thus essential to our business. Each of our technologies is protected by multiple patent families. For select technologies shown below, patents have been granted with protection extending to at least the date shown below (although currently pending patent applications, both foreign and domestic, provide protection beyond such date in each instance).

Technology	Year
EsoCheck	May 2034
EsoGuard	August 2024
Veris Health	November 2038
EsoCure	March 2036
CarpX	November 2037
PortIO	November 2035

Our policy is to aggressively file patent applications to protect our proprietary technologies including inventions and improvements to inventions. We seek patent protection, as appropriate, on:

- the product itself including all embodiments with future commercial potential;
- the methods of using the product; and
- the methods of manufacturing the product.

In addition to filing and prosecuting patent applications in the United States, we intend to file counterpart patent applications in other countries worldwide where there is a value in doing so. Foreign filings can be cumbersome and expensive, and we will pursue such filings when we believe they are warranted as we try to balance our international commercialization plans with our desire to protect the global value of the technology.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent's term may be shortened if a patent is terminally disclaimed over another patent or as a result of delays in patent prosecution by the patentee, and a patent's term may be lengthened by patent term adjustment (PTA), which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office ("USPTO") in granting a patent, or patent term extension, which restores time lost due to regulatory delays.

We intend to continuously reassess and fine-tune our intellectual property strategy in order to fortify our position in the United States and internationally. Prior to acquiring or licensing a technology from a third party, we will evaluate the existing proprietary rights, our ability to adequately obtain and protect these rights and the likelihood or possibility of infringement upon competing rights of others.

We also rely upon trade secrets, know-how, continuing technological innovation, and upon licensing opportunities, to develop and maintain our competitive position. We intend to protect our proprietary rights through a variety of methods, including confidentiality agreements and/or proprietary information agreements with suppliers, employees, consultants, independent contractors and other entities who may have access to proprietary information. We will generally require employees to assign patents and other intellectual property to us as a condition of employment with us. All of our consulting agreements will pre-emptively assign to us all new and improved intellectual property that arise during the term of the agreement.

PAVmed also has (directly or through its subsidiaries) proprietary rights to a range of trademarks, including, among others, PAVmed™, Lucid Diagnostics™, LUCID™, VERIS™, EsoCheck®, EsoGuard®, EsoCheck Cell Collection Device®, Collect + Protect®, and PortIO™. (Solely as a matter of convenience, trademarks and trade names referred to herein may or may not be accompanied with the requisite marks of "™" or "®". However, the absence of such marks is not intended to indicate, in any way, PAVmed Inc. or its subsidiaries will not assert, to the fullest extent possible under applicable law, their respective rights to such trademarks and trade names.)

Health Insurance Coverage and Reimbursement

Our ability to successfully commercialize our products will depend in part on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for the procedures during which our products are used.

In the United States, third-party payors continue to implement initiatives that restrict the use of certain technologies to those that meet certain clinical evidentiary requirements. In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes annual updates to payments to physicians, hospitals and ambulatory surgery centers for procedures during which our products are used. An example of payment updates is the Medicare program's updates to hospital and physician payments, which are done on an annual basis using a prescribed statutory formula. In the past, when the application of the formula resulted in lower payment, Congress has passed interim legislation to prevent the reductions.

A product's reimbursement profile, both in the U.S. and internationally, is an important component of the product's commercial opportunity. We prefer projects with existing reimbursement codes, the opportunity to seek reimbursement under higher-value surgical procedure codes or the potential to seek reimbursement under narrow, product-specific codes as opposed to bundled procedure codes. For those products that have high strategic value, but with less defined reimbursement, we have engaged reimbursement experts and support from industry associations to accelerate the acquisition of satisfactory reimbursement levels.

Competition for New Medical Device Innovation

Developing and commercializing new products is highly competitive. The market is characterized by extensive research and clinical efforts and rapid technological change. We face intense competition worldwide from medical device, biomedical technology and medical products and combination products companies, including major medical products companies. We may be unable to respond to technological advances through the development and introduction of new products. Most of our existing and potential competitors have substantially greater financial, marketing, sales, distribution, manufacturing and technological resources. These competitors may also be in the process of seeking FDA or other regulatory approvals, or patent protection, for new products. Our competitors may commercialize new products in advance of our products. Our products also face competition from numerous existing products and procedures, some of which currently are considered part of the standard of care. We believe the principal competitive factors in our markets are:

- the quality of outcomes for medical conditions;
- acceptance by surgeons and the medical device market generally;
- ease of use and reliability;
- technical leadership and superiority;
- effective marketing and distribution;
- speed to market; and
- product price and qualification for coverage and reimbursement.

We will also compete in the marketplace to recruit and retain qualified scientific, management and sales personnel, as well as in acquiring technologies and licenses complementary to our products or advantageous to our business. We are aware of several companies that compete or are developing technologies in our current and future products areas. In order to compete effectively, our products will have to achieve market acceptance, receive adequate insurance coverage and reimbursement, be cost effective and be simultaneously safe and effective.

Government Regulation

Key U.S. Regulation

FDA Regulation

Before and after approval or clearance in the United States, our products are subject to extensive regulation by the FDA under the FDCA and/or the Public Health Service Act, as well as by other regulatory bodies. FDA regulations govern, among other things, the development, testing, manufacturing, labeling, safety, storage, recordkeeping, market clearance or approval, advertising and promotion, import and export, marketing and sales, and distribution of medical devices and products.

In the United States, medical devices are subject to varying degrees of regulatory control and are classified in one of three classes depending on the extent of controls the FDA determines are necessary to reasonably ensure their safety and efficacy:

- Class I: general controls, such as labeling and adherence to quality system regulations;
- Class II: special controls, pre-market notification (often referred to as a 510(k) application), specific controls such as performance standards, patient registries, post-market surveillance, additional controls such as labeling and adherence to quality system regulations; and
- Class III: special controls and approval of a de novo request or PMA application, likely with clinical data requirements.

In general, the higher the classification, the greater the time and cost to obtain approval to market. There are no "standardized" requirements for approval, even within each class. For example, FDA could grant 510(k) status, but require a human clinical trial, a typical requirement of a PMA. They could also initially assign a device Class III status but end up clearing a device as a 510(k) device or under a de novo classification pathway if certain requirements are met. The range of the number and expense of the various requirements is significant. The quickest and least expensive pathway would be 510(k) clearance with a review of existing bench and animal data. A de novo classification pathway would have a similar cost to seeking 510(k) clearance, but with a slightly longer review timeline. The longest and most expensive path would be a PMA with extensive randomized human clinical trials. We cannot predict fully how FDA will classify our products, nor predict what requirements will be placed upon us to obtain market clearance or approve our products at all.

To request marketing authorization by means of a 510(k) clearance, we must submit a pre-market notification demonstrating the proposed device is substantially equivalent to another currently legally marketed medical device, has the same intended use, and is as safe and effective as a currently legally marketed device and does not raise different questions of safety and effectiveness than does a currently legally marketed device. 510(k) submissions generally include, among other things, a description of the device and its manufacturing, device labeling, medical devices to which the device is substantially equivalent, safety and biocompatibility information, and the results of performance testing. In some cases, a 510(k) submission must include data from human clinical studies. Marketing may commence only when the FDA issues a clearance letter finding substantial equivalence. After a device receives 510(k) clearance, any product modification that could significantly affect the safety or effectiveness of the product, or would constitute a significant change in intended use, requires a new 510(k) clearance or, if the device would no longer be substantially equivalent, would require PMA, or possibly, a de novo pathway under section 513(f)(2) of the FDCA. In addition, any additional claims the Company wished to make at a later date may require a PMA. If the FDA determines the product does not qualify for 510(k) clearance, they will issue a Not Substantially Equivalent ("NSE") letter, at which point the Company must submit and the FDA must approve a PMA or issue premarket clearance using the de novo before marketing can begin.

In 1997, the Food and Drug Administration Modernization Act ("FDAMA") added the de novo classification pathway under section 513(f)(2) of the FDCA, establishing an alternate pathway to classify new devices into Class I or II that had automatically been placed in Class III after receiving an NSE determination in response to a 510(k) submission. In this process, a sponsor who receives an NSE determination may, within 30 days of receiving notice of the NSE determination, request FDA to make a risk-based classification of the device under section 513(a)(1) of the Act.

In 2012, section 513(f)(2) of the FDCA was amended by section 607 of the Food and Drug Administration Safety and Innovation Act ("FDASIA"), to provide a second option for de novo classification. In this second pathway, a sponsor who determines there is no legally marketed device upon which to base a determination of substantial equivalence may request FDA to make a risk-based classification of the device under section 513(a)(1) of the Act without first submitting a 510(k).

During the review of a 510(k) submission, the FDA may request more information or additional studies and may decide the indications for which we seek approval or clearance should be limited. In addition, laws and regulations and the interpretation of those laws and regulations by the FDA may change in the future. We cannot foresee what effect, if any, such changes may have on us.

Clinical Trials of Medical Technology

One or more clinical trials may be necessary to support an FDA submission. Clinical studies of unapproved or uncleared medical devices or devices being studied for uses for which they are not approved or cleared (investigational devices) must be conducted in compliance with FDA requirements. If an investigational device could pose a significant risk to patients, the sponsor company must submit an Investigational Device Exemption ("IDE") application to the FDA prior to initiation of the clinical study. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing it is safe to test the device on humans and the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company the investigation may not begin. Clinical studies of investigational devices may not begin until an institutional review board ("IRB") has approved the study.

During any study, the sponsor must comply with the FDA's IDE requirements. These requirements include investigator selection, trial monitoring, adverse event reporting, and record keeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with reporting and record keeping requirements. We, the FDA, or the IRB at each institution at which a clinical trial is being conducted may suspend a clinical trial at any time for various reasons, including a belief the subjects are being exposed to an unacceptable risk. During the approval or clearance process, the FDA typically inspects the records relating to the conduct of one or more investigational sites participating in the study supporting the application.

Post-Approval Regulation of Medical Devices and Diagnostic Tests

After a device is cleared or approved for marketing, numerous regulatory requirements continue to apply. These include:

- the FDA Quality Systems Regulation (QSR), which governs, among other things, how manufacturers design, test manufacture, exercise quality control over, and document manufacturing of their products;
- labeling and claims regulations, which prohibit the promotion of products for unapproved or "off-label" uses and impose other restrictions on labeling; and,
- the Medical Device Reporting regulation, which requires reporting to FDA of certain adverse experience associated with use of the product.

We will continue to be subject to inspection by FDA to determine our compliance with regulatory requirements.

Manufacturing cGMP Requirements

Manufacturers of medical devices are required to comply with FDA manufacturing requirements contained in the FDA's current Good Manufacturing Practices ("cGMP") set forth in the quality system regulations promulgated under section 520 of the FDCA. cGMP regulations require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations, and civil and criminal penalties. Adverse experiences with the product must be reported to the FDA and could result in the imposition of marketing restrictions through labeling changes or in product withdrawal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following the approval. We expect to use contract manufacturers to manufacture our products for the foreseeable future we will therefore be dependent on their compliance with these requirements to market our products. We work closely with our contract manufacturers to assure our products are in strict compliance with these regulations.

Laboratory Certification, Accreditation and Licensing

Lucid's CLIA-certified laboratory is subject to U.S. federal and state laws and regulations governing the operation of clinical laboratories. CLIA requirements establish certification requirements and standards relating to quality systems, quality control, personnel qualifications, and operational requirements. We are accredited by the College of American Pathologists ("CAP"), a CMS approved accrediting organization under CLIA's authority. As a CAP accredited laboratory, Lucid is subject to periodic inspections conducted by CAP and, in certain circumstances, by CMS. CAP accreditation is designed to meet or exceed CLIA requirements; however, failure to maintain CAP accreditation could result in loss of our ability to operate under CLIA.

In addition to CLIA, certain states, including California, New York, Maryland, Pennsylvania, New Jersey, Rhode Island and Florida, impose separate certification and/or licensure requirements for clinical laboratories operating within or offering testing services to patients in those states. CLIA allows states to adopt laboratory regulations that are equal to or more stringent than federal requirements, and allows states to apply for exemption from CLIA oversight if CMS determines that the state's requirements are at least as stringent as or more stringent than, CLIA. For example, the State of New York's clinical laboratory regulations received such an exemption, and in certain respects, imposes requirements more stringent than those under federal CLIA standards. Accordingly, to the extent Lucid offers testing services in New York or for New York patients, it must comply with these applicable New York State Department of Health requirements.

Lucid currently holds the certificates, licenses, and accreditations required to perform its clinical laboratory testing. Clinical laboratories are subject to periodic inspection by federal and state regulators and accrediting bodies, and may be subject to sanctions for noncompliance. Sanctions available under CLIA and applicable state laws include suspending, limiting, or revoking certificates or licenses; prohibiting a laboratory from running tests; requiring a laboratory to implement a corrective action plan; imposing civil monetary penalties; and, in certain cases, exclusion from participation in federal healthcare programs. Failure to comply with applicable CLIA or state laboratory requirements could result in enforcement action, interruption of our laboratory operations, and increased cost. It could also adversely affect the commercialization of Lucid's products and services or future regulatory determinations by CMS or other governmental authorities.

Other U.S. Healthcare Regulation

In addition to FDA restrictions on marketing and promotion of drugs and devices, other federal and state laws restrict our business practices. These laws include, without limitation, anti-kickback and false claims laws, data privacy and security laws, as well as transparency laws regarding payments or other items of value provided to healthcare providers.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, it is possible that some of our business activities, including certain sales and marketing practices and the provision of certain items and services to our customers, could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal and civil and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

In any event, we have established a substantial regulatory and compliance infrastructure that is designed to ensure compliance with these regulations.

Physician Payment Sunshine Act

On February 8, 2013, the Centers for Medicare & Medicaid Services, or CMS, released its final rule implementing section 6002 of the Affordable Care Act known as the Physician Payment Sunshine Act that imposes annual reporting requirements on device manufacturers for payments and other transfers of value provided by them, directly or indirectly, to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their family members. A manufacturer's failure to submit timely, accurately and completely the required information for all payments, transfers of value or ownership or investment interests may result in civil monetary penalties of up to an aggregate of $150,000 per year, and up to an aggregate of $1 million per year for "knowing failures." Manufacturers that produce at least one product reimbursed by Medicare, Medicaid, or Children's Health Insurance Program and (i) if the product is a drug or biological, and it requires a prescription (or physician's authorization) to administer; or (ii) if the product is a device or medical supply, and it requires premarket approval or premarket notification by the FDA are required to comply with the Open Payments (commonly referred to as the Sunshine Act) filing requirements under CMS.

Certain states, also mandate implementation of commercial compliance programs, and other states impose restrictions on device manufacturer marketing practices and require tracking and reporting of gifts, compensation and other remuneration to healthcare professionals and entities. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance or reporting requirements in multiple jurisdictions increase the possibility a healthcare company may fail to comply fully with one or more of these requirements.

Federal Anti-Kickback Statute

The Federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term "remuneration" has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated.

Additionally, the intent standard under the Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, collectively the Affordable Care Act, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. We are subject to comparable state laws, including those pertaining to fee splitting, some of which apply to all payors regardless of source of payment, and do not contain identical safe harbors.

Federal False Claims Act

The False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes "any request or demand" for money or property presented to the U.S. government. The False Claims Act also applies to false submissions that cause the government to be paid less than the amount to which it is entitled, such as a rebate. Intent to deceive is not required to establish liability under the False Claims Act. Several pharmaceutical, device and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies' marketing of products for unapproved, and thus noncovered uses.

The government may further prosecute, as a crime, conduct constituting a false claim under the False Claims Act. The False Claims Act prohibits the making or presenting of a claim to the government knowing such claim to be false, fictitious, or fraudulent and, unlike civil claims under the False Claims Act, requires proof of intent to submit a false claim.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or the FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and debarment from government contracts.

Healthcare Reform

Current and future legislative proposals to further reform healthcare or reduce healthcare costs may result in lower reimbursement for our products, or for the procedures associated with the use of our products, or limit coverage of our products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could significantly reduce our revenues from the sale of our products. Alternatively, the shift away from fee-for-service agreements to capitated payment models may support the value of our products which can be shown to decrease resource utilization and lead to cost savings for both payors and providers.

HIPAA and Other Privacy Laws

The Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act ("HIPAA") established comprehensive protection for the privacy and security of health information. The HIPAA standards apply to three types of organizations, or "Covered Entities": health plans, healthcare clearinghouses, and healthcare providers that conduct certain healthcare transactions electronically. Covered Entities and their business associates must have in place administrative, physical, and technical standards to guard against the misuse of individually identifiable health information. Some of our activities involve interactions with patients and their health information which implicate HIPAA. Our activities also involve us entering into specific kinds of relationships with Covered Entities and business associates of Covered Entities, which also implicate HIPAA. Penalties for violations of HIPAA include civil money and criminal penalties.

Our activities must also comply with other applicable privacy laws, which impose restrictions on the access, use and disclosure of personal information. More state and international privacy laws are being adopted. Many state laws are not preempted by HIPAA because they are more stringent or are broader in scope than HIPAA. Since 2020 we have also had to comply with the California Consumer Privacy Act of 2018, which protects personal information other than health information covered by HIPAA. In the E.U., the General Data Protection Regulation ("GDPR") took effect in May 2018 and imposes increasingly stringent data protection and privacy rules. All of these laws may impact our business and may change periodically, which could have an effect on our business operations if compliance becomes substantially costlier than under current requirements. Our failure to comply with these privacy laws or significant changes in the laws restricting our ability to obtain patient samples and associated patient information could significantly impact our business and our future business plans.

Self-Referral Law

The federal "self-referral" law, commonly referred to as the "Stark" law, provides that physicians who, personally or through a family member, have ownership interests in or compensation arrangements with a laboratory are prohibited from making a referral to that laboratory for laboratory tests reimbursable by Medicare, and also prohibits laboratories from submitting a claim for Medicare payments for laboratory tests referred by physicians who, personally or through a family member, have ownership interests in or compensation arrangements with the testing laboratory. The Stark law contains a number of specific exceptions which, if met, permit physicians who have ownership or compensation arrangements with a testing laboratory to make referrals to that laboratory and permit the laboratory to submit claims for Medicare payments for laboratory tests performed pursuant to such referrals. We are subject to comparable state laws, some of which apply to all payors regardless of source of payment, and do not contain identical exceptions to the Stark law.

International Regulation

In order to market any of our products outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products. We may be subject to regulations and product registration requirements in the areas of product standards, packaging requirements, labeling requirements, import and export restrictions and tariff regulations, duties and tax requirements. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable foreign regulatory authorities before we can commence clinical trials or marketing of the product in foreign countries and jurisdictions. The time required to obtain clearance required by foreign countries may be longer or shorter than that required for FDA clearance, and requirements for licensing a product in a foreign country may differ significantly from FDA requirements.

European Union

The European Union ("EU") will require a CE mark certification or approval in order to market our products in the various countries of the European Union or other countries outside the United States. To obtain CE mark certification of our products, we will be required to work with an accredited European notified body organization to determine the appropriate documents required to support certification in accordance with existing medical device directive. The predictability of the length of time and cost associated with such a CE mark may vary or may include lengthy clinical trials to support such a marking. Once the CE mark is obtained, we may market our product in the countries of the EU.

European Good Manufacturing Practices

In the European Union, the manufacture of medical devices is subject to good manufacturing practice ("GMP"), as set forth in the relevant laws and guidelines of the European Union and its member states. Compliance with GMP is generally assessed by the competent regulatory authorities. Typically, quality system evaluation is performed by a Notified Body, which also recommends to the relevant competent authority for the European Community CE Marking of a device. The Competent Authority may conduct inspections of relevant facilities, and review manufacturing procedures, operating systems and personnel qualifications. In addition to obtaining approval for each product, in many cases each device manufacturing facility must be audited on a periodic basis by the Notified Body. Further inspections may occur over the life of the product.

Other Laws

Occupational Safety and Health

In addition to its comprehensive regulation of health and safety in the workplace in general, the Occupational Safety and Health Administration has established extensive requirements aimed specifically at laboratories and other healthcare-related facilities. In addition, because Lucid's operations may require employees to use certain hazardous chemicals, Lucid also must comply with regulations on hazard communication and hazardous chemicals in laboratories. These regulations require Lucid, among other things, to develop written programs and plans, which must address methods for preventing and mitigating employee exposure, the use of personal protective equipment, and training.

Specimen Transportation

Our commercialization activities for EsoGuard subject Lucid to regulations of the Department of Transportation, the United States Postal Service, and the Centers for Disease Control and Prevention that apply to the surface and air transportation of clinical laboratory specimens.

Environmental

The cost of compliance with federal, state and local provisions related to the protection of the environment has had no material effect on our business. There were no material capital expenditures for environmental control facilities in the years ended December 31, 2025 and 2024.

Employees

As of March 27, 2026 we had 41 employees (all of whom were full-time employees), inclusive of our executive officers — our Chairman of the Board of Directors and Chief Executive Officer ("CEO"), our President and Chief Financial Officer ("CFO"), our Chief Operating Officer ("COO"), our General Counsel and Secretary ("General Counsel") and our Chief Medical Officer ("CMO"). No employees are covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Corporate Information

We were incorporated in Delaware on June 26, 2014. Our corporate headquarters address is 360 Madison Avenue, 25th Floor, New York, NY 10017, and our main telephone number is (917) 813-1828.

Available Information

We file or furnish our current and periodic reports, proxy statements, registration statements and other information filed with the United States Securities and Exchange Commission ("SEC") pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports. We make these reports available through our website (www.pavmed.com) as soon as reasonably practicable after we electronically file such reports with, or furnish such reports to, the SEC. We also make available, free of charge on our website, the reports filed with the SEC by our named executive officers, directors, and 10% stockholders pursuant to Section 16 under the Exchange Act as soon as reasonably practicable after those filings are provided to us by those persons.

The public also may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE., Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding us that we file electronically with the SEC.

Our website address is www.pavmed.com. The content of our website is not incorporated by reference into this Annual Report on Form 10-K, nor in any other report or document we file or furnish with and /or submit to the SEC, and any reference to our website are intended to be inactive textual references only.

Item 1A. Risk Factors

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or we presently deem less significant may also impair our business operations. If any of the following risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected.

Risk Factor Summary

Our business is subject to numerous risks and uncertainties that you should consider before investing in our common stock. These risks are described more fully below and include, but are not limited to, risks relating to the following:

Risks Related to Financial Position and Capital Resources

- We have incurred operating losses since our inception and may not be able to achieve profitability.
- We have concluded there is substantial doubt of our ability to continue as a going concern and our independent registered public accounting firm's report on our financial statements contains an explanatory paragraph describing our ability to continue as a going concern.
- We and our subsidiaries have faced significant challenges raising capital under the current market conditions.
- There can be no assurance that our common stock will continue to trade on the Nasdaq Capital Market or another national securities exchange.
- Our subsidiary Lucid may issue shares of its common and/or preferred stock in the future. These events could reduce the percentage equity interest of PAVmed in Lucid, and thereby reduce its influence over matters subject to a shareholder vote and otherwise adversely affect your investment in PAVmed.
- Servicing our indebtedness may require a significant amount of cash, and the restrictive covenants contained in the documents that govern our indebtedness and preferred stock could adversely affect our business plan, liquidity, financial condition, and results of operations.

Risks Associated with Our Business

- We will need substantial additional funding and may be unable to raise capital when needed, which could force us to delay, reduce, eliminate or abandon growth initiatives or product development programs.
- The markets in which we operate are highly competitive, and we may not be able to effectively compete against other providers of medical devices, particularly those with greater resources.
- We have finite resources, which may restrict our success in commercializing our current products and other products we may develop, and we may be unsuccessful in entering into or maintaining third-party arrangements to support our internal efforts.
- If we are unable to deploy and maintain effective sales, marketing and medical affairs capabilities, we will have difficulty achieving market awareness and selling our tests and other products.
- Our products may never achieve market acceptance.
- Recommendations, guidelines and quality metrics issued by various organizations may significantly affect payors' willingness to cover, and healthcare providers' willingness to prescribe, our products.
- We or our third-party manufacturers may not have the manufacturing and processing capacity to meet the production requirements of clinical testing or consumer demand in a timely manner.
- If demand for our EsoGuard test grows, we may lack adequate facility space and capabilities to meet increased processing requirements. Moreover, if these or any future facilities or our equipment were damaged or destroyed, or if we experience a significant disruption in our operations for any reason, our ability to continue to operate our business could be materially harmed.
- We may make investments in products we have not yet developed, and those investments may not be realized.
- Our products and services may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, thereby harming our business.

- Our products and services may cause serious adverse side effects or even death or have other properties that could delay or prevent their regulatory approval, limit the commercial desirability of an approved label or result in significant negative consequences following any marketing approval.

- Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

- We may not be able to protect or enforce our intellectual property rights, which could impair our competitive position.

- We may be subject to intellectual property infringement claims by third parties which could be costly to defend, divert management's attention and resources, and may result in liability.

- Competitors may violate our intellectual property rights, and we may bring litigation to protect and enforce our intellectual property rights, which may result in substantial expense and may divert our attention from implementing our business strategy.

- Our business may suffer if we are unable to manage our growth.

- Our ability to be successful will be totally dependent upon the efforts of our key personnel.

- Our officers and directors have fiduciary obligations to other companies and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

- Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business.

- Failure in our information technology or storage systems could significantly disrupt our operations and our research and development efforts, which could adversely impact our revenues, as well as our research, development and commercialization efforts.

- We may become the subject of various claims, threats of litigation, litigation or investigations which could have a material adverse effect on our business, financial condition, results of operations or price of our common stock.

Risks Associated with Healthcare Regulation, Billing and Reimbursement, and Product Safety and Effectiveness

- If private or governmental third-party payors do not maintain reimbursement for our products at adequate reimbursement rates, we may be unable to successfully commercialize our products which would limit or slow our revenue generation and likely have a material adverse effect on our business.

- Any future products or services we may develop may not be approved for sale in the U.S. or in any other country. In order to obtain approval, we may need to conduct clinical trials necessary to support a FDA 510(k) notice or PMA application will be expensive and will require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit.

- The results of the Company's clinical trials may not support our product candidate claims or may result in the discovery of adverse side effects.

- Even if we receive regulatory approval for any product we may develop, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and subject us to penalties if we fail to comply with applicable regulatory requirements.

- Healthcare reform measures, including those targeting Medicare or Medicaid, could hinder or prevent our products' commercial success.

- If we fail to comply with healthcare regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

- The Company's medical products may in the future be subject to product recalls that could harm its reputation, business and financial results.

- If the Company's medical products cause or contribute to a death or a serious injury, or malfunction in certain ways, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

- If the Company is found to be promoting the use of its devices for unapproved or "off-label" uses or engaging in other noncompliant activities, the Company may be subject to recalls, seizures, fines, penalties, injunctions, adverse publicity, prosecution, or other adverse actions, resulting in damage to its reputation and business.

Risks Associated with Ownership of Our Common Stock

- We may issue shares of our common and/or preferred stock in the future (including shares of our common stock upon exercise of the outstanding Series D warrants) which could reduce the equity interest of our stockholders and might cause a change in control of our ownership.

- The holder of our debt has certain rights with respect to the shares in Lucid Diagnostics that we own, which may have a material impact on the return on any investment in shares of our common stock.

- Our management and their affiliates control a substantial interest in us and thus may influence certain actions requiring a stockholder vote.

- A robust public market for our common stock may not be sustained, which could affect your ability to sell our common stock or depress the market price of our common stock.

- Our stock price may be volatile, and purchasers of our securities could incur substantial losses.

- Our outstanding warrants and other convertible securities may have an adverse effect on the market price of our common stock and the value of your investment in us.

- We do not intend to pay any cash dividends on our common stock at this time.

- We have made distributions of shares of Lucid common stock to our shareholders in the past, but there is no assurance we will do so in the future.

- We are subject to evolving corporate governance and public disclosure expectations and regulations that impact compliance costs and risks of noncompliance.

- We incur significant costs as a result of our and Lucid Diagnostics operating as a public company, and our management will be required to devote substantial time to compliance initiatives.

- If we experience material weaknesses in our internal control over financial reporting in the future, our business may be harmed.

- If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

- Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Risks Related to Financial Position and Capital Resources

We have incurred operating losses since our inception and may not be able to achieve profitability.

We have incurred net losses since our inception.

To date, since our inception in June 2014, we have financed our operations principally through issuances (by us or by our subsidiaries) of common stock, preferred stock, warrants, and debt, in both private placements and public offerings of our securities. Our ability to generate sufficient revenue from any of our products in development, and to transition to profitability and generate consistent positive cash flows is dependent upon factors that may be outside of our control. While we have taken steps to reduce operating expenses, we expect to continue to incur operating expenses in excess of our revenues as we continue to maintain our commercial infrastructure, develop, enhance and commercialize products and incur additional operational and reporting costs associated with being a public company. As a result, we expect to continue to incur operating losses for the foreseeable future.

We have concluded there is substantial doubt of our ability to continue as a going concern and our independent registered public accounting firm's report on our financial statements contains an explanatory paragraph describing our ability to continue as a going concern.

In our December 31, 2025 consolidated financial statements, we have concluded and stated that our recurring losses from operations, recurring cash flows used in operations and the requirement that we will need to raise additional capital in order to fund our ongoing operations beyond March 2026 raise substantial doubt regarding our ability to continue as a going concern. Additionally, our independent registered public accounting firm's report on our consolidated financial statements includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. Our plans to address this going concern risk include pursuing further financings at PAVmed or our subsidiaries, and pursuing additional offerings of debt and/or equity securities. The consolidated financial statements do not include any adjustments that might result from our inability to consummate such offerings or our ability to continue as a going concern. Moreover, there is no assurance if we consummate additional offerings, we will raise sufficient proceeds in such offerings to pay our financial obligations as they become due. These factors raise substantial doubt about our ability to continue as a going concern.

We and our subsidiaries have faced significant challenges raising capital under the current market conditions.

Due to challenging market conditions, we have found it difficult to raise capital directly into PAVmed or any of our subsidiaries. There is no assurance that we or our subsidiaries will be able to raise capital as needed to fund our or their future operations, or that any of us or them will be able to do so on commercially reasonable terms. Accordingly, the failure of us or any of our subsidiaries to raise the capital we or it needs to fund operations, could have a material adverse effect on us and/or the portion of our business related to such subsidiary.

In our recent offering of Series D Preferred Stock, we issued warrants exercisable for an aggregate purchase price of $30 million. There can be no assurance that all or any of such warrants will be exercised. To the extent the warrants are not exercised, we will need to find alternate sources of capital, which may not be available on commercially reasonable terms.

In addition, because of the challenges PAVmed has faced in terms of raising capital, we are highly dependent on our subsidiaries, including Lucid Diagnostics, as resources for funding our operations (notably, PAVmed has recently elected that Lucid Diagnostics satisfy its obligations under our management services agreement through cash payment). If Lucid Diagnostics is unable to continue to make any such cash payments we elect to receive, or if Lucid Diagnostics determines to terminate the management services agreement (i.e., because it retains its own management team to oversee its operations), and PAVmed is unable to raise sufficient capital itself, it may not have sufficient capital to fund its operations, which in turn could have a material adverse effect on our business.

If we are successful in raising capital directly or through our subsidiaries, such transaction would dilute our shareholders' interests in PAVmed, and/or PAVmed's (and accordingly, our shareholders') interest in such subsidiaries, which in turn could reduce the proceeds available to PAVmed and its shareholders upon any disposition or liquidation of PAVmed or any such subsidiaries. In addition, the terms of any such investment into our subsidiaries could contain covenants and other restrictions that impair PAVmed's control over such subsidiaries or the manner in which such subsidiaries operate.

There can be no assurance that our common stock will continue to trade on the Nasdaq Capital Market or another national securities exchange.

There can be no assurance that we will be able to continue to meet Nasdaq Capital Market listing standards. If we are unable to maintain compliance with all applicable listing standards, our common stock may no longer be listed on the Nasdaq Capital Market or another national securities exchange and the liquidity and market price of our common stock may be adversely affected.

On January 21, 2026, the Company received a notification letter from the Listing Qualifications department of Nasdaq stating that the Company had regained compliance with the $1 minimum bid price requirement for continued listing on the Nasdaq Capital Market. As previously reported, on January 23, 2025, the Company had received a notification letter from the Listing Qualifications department stating that, for the prior 30 consecutive business days (through January 22, 2025), the closing bid price of the Company's common stock had been below the minimum of $1 per share required for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). Subsequently, Nasdaq determined that, from January 2, 2026 to January 19, 2026, the closing bid price of the Company's common stock had been at $1 per share or greater. Accordingly, the Company had regained compliance with Nasdaq Listing Rule 5550(a)(2).

In any event, if we fail to remain in compliance with the minimum bid price or any other Nasdaq listing requirement in the future, there can be no assurance that we will be able to regain compliance within the applicable grace period, in which case we could be delisted. Moreover, Nasdaq, in light of our history of noncompliance, may not allow us to leverage tools we have used in the past, such as a reverse stock split, to regain compliance.

If we were delisted, that could have a material adverse effect on your investment in the Company, including without limitation by substantially reducing the liquidity of our common stock, and by further limiting our access to capital markets for fundraising.

Our subsidiary Lucid may issue shares of its common and/or preferred stock in the future. These events could reduce the percentage equity interest of PAVmed in Lucid, and thereby reduce its influence over matters subject to a shareholder vote and otherwise adversely affect your investment in PAVmed.

PAVmed beneficially owned approximately 27.5% as of December 31, 2025 and 27.1% as of March 23, 2026 of our outstanding common stock (with such percentage inclusive of shares of our common stock underlying granted but unvested restricted stock awards and shares over which PAVmed otherwise has been granted voting control by the holder thereof). This percentage would be diluted in the event of future convertible debt or stock issuances by Lucid or by issuances under Lucid's long-term incentive plan and employee stock purchase plan. While PAVmed may still have a significant ownership interest in Lucid in such event, the more its interest in Lucid is diluted, the less influence it will have on matters requiring shareholder approval, including the election of Lucid's board of directors.

If PAVmed's ownership interest (in terms of voting power) in Lucid declines, depending on the extent of such decline, PAVmed may no longer be deemed to primarily control Lucid for the purposes of the Investment Company Act of 1940, as amended (the "Investment Company Act"). In such event, the securities of Lucid held by PAVmed would no longer be excluded under certain tests used to determine whether PAVmed is deemed to be an investment company under the Investment Company Act. PAVmed still could claim that it otherwise does not meet the definition of an investment company, or that it qualifies for an exemption therefrom, but there can be no assurance that any such claim would be tenable or any such exemption would be available.

If PAVmed was deemed to be an investment company, it could seek to rely on the temporary exemption for transient investment companies. If it was not able to rely on such exemption, or the period for relief under such exemption expired and PAVmed was still deemed to be an investment company, PAVmed could be forced to register as an investment company and comply with substantive requirements under the Investment Company Act, including limitations on its ability to borrow, limitations on its capital structure, restrictions on acquisitions of interests in associated companies, prohibitions on transactions with affiliates, restrictions on specific investments, and compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations. If PAVmed were forced to comply with the Investment Company Act, its operations would significantly change, and it would be prevented from successfully executing its business strategy. If PAVmed was forced to sell or distribute to its shareholders its interest in Lucid to avoid regulation under the Investment Company Act, it also could be prevented from successfully executing its business strategy.

Servicing our indebtedness may require a significant amount of cash, and the restrictive covenants contained in the documents that govern our indebtedness and preferred stock could adversely affect our business plan, liquidity, financial condition, and results of operations.

We and our subsidiaries may be required to repay or redeem, or to pay interest on, the 2026 Note or any future permitted indebtedness incurred by us or our subsidiaries, in cash. For example, while we do not have to make any principal installment payments on under the 2026 Note prior to maturity in 2029, under the terms of such debt, we will owe annual cash interest payments of approximately $2.25 million, and are required to maintain a minimum cash balance of $5 million, which minimum balance increases to $8 million as of July 1, 2026. Moreover, we may be required to repay the outstanding principal balance and accrued but unpaid interest, along with a premium, upon the occurrence of certain changes of control or an event of default.

Our ability to make payments of the principal of, to pay interest on, or to redeem our indebtedness in cash, and to meet our minimum cash balance obligations, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. We have not generated material revenue from operations to date, and our business may not generate cash flow from operations in the future sufficient to service our indebtedness and make necessary capital expenditures. In addition, the 2026 Note contains, and any future indebtedness may contain, restrictive covenants, including financial covenants. These payment obligations and covenants could have important consequences on our business. In particular, they could:

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness;
- limit, among other things, our ability to borrow additional funds and otherwise raise additional capital, and our ability to conduct acquisitions, joint ventures or similar arrangements, as a result of our obligations to make such payments and comply with the restrictive covenants in the indebtedness;
- limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;
- increase our vulnerability to general adverse economic and industry conditions; and
- place us at a competitive disadvantage compared to our competitors that have lower fixed costs.

The debt service requirements of any other permitted indebtedness we incur or issue in the future, as well as the restrictive covenants contained in the governing documents for any such indebtedness, could intensify these risks. For example, we may fall out of compliance such restrictive covenants. There is no assurance that the holder of the 2026 Note will be willing to waive any future non-compliance, or if they are willing to do so, if the terms on which they are so willing will be acceptable to us.

If we are unable to make the required cash payments, there could be a default under one or more of the instruments governing our indebtedness. Any such default or acceleration may further result in an event of default and acceleration of our other indebtedness. In such event, or if a default otherwise occurs under our indebtedness, including as a result of our failure to comply with the financial or other covenants contained therein, the holders of our indebtedness could require us to immediately repay the outstanding principal and interest on such indebtedness in cash, in some cases subject to a premium. Furthermore, the holder of our secured indebtedness could foreclose on its security interest in our assets.

If we are required to make payments under our indebtedness in cash and are unable to generate sufficient cash flow from operations, we may be required to sell assets, or we may seek to refinance the remaining balance, by either refinancing with the holder of the indebtedness, by raising sufficient funds through a sale of equity or debt securities or by obtaining a credit facility. No assurances can be given that we will be successful in making the required payments under our indebtedness, or in refinancing our obligations on favorable terms, or at all. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. A failure to refinance could have a material adverse effect on our liquidity, financial position, and results of operations. Should we refinance, it could be dilutive to shareholders or impose onerous terms on us.

In addition, Lucid may be required to repay or redeem at maturity in 2029 (or sooner, upon the occurrence of certain changes of control or an event of default), or to pay interest on, the November 2024 Senior Convertible Notes or any future permitted indebtedness incurred by it or its subsidiaries, in cash. Such payment obligations could have the same important consequences on its business, and these debt service requirements or any debt service requirements in respect of any other permitted indebtedness Lucid may incur or issue in the future, as well as the restrictive covenants contained in the governing documents for any such indebtedness, could intensify these risks.

Risks Associated with Our Business

We will need substantial additional funding and may be unable to raise capital when needed, which could force us to delay, reduce, eliminate or abandon growth initiatives or product development programs.

Notwithstanding that we were recently able to raise capital directly into PAVmed and that we believe we have sufficient access to capital (including under our management services agreement with Lucid Diagnostics) to maintain our current level of business activity, we intend to raise additional capital, directly or through each of our subsidiaries, to support any business growth and our long term business operations. Because we have not in the near term generated substantial revenue or cash flow to date, unless we are able to generate substantial revenue in the near-term (which we do not anticipate being able to do), we will require additional funds to:

- Continue our research and development;
- Pursue clinical trials;
- Commercialize our new products and services;
- Achieve market acceptance of our products and services;
- Establish and expand our sales, marketing, and distribution capabilities for our products and services;
- Protect our intellectual property rights or defend, in litigation or otherwise, any claims we infringe third-party patents or other intellectual property rights; and
- Acquire or otherwise invest in businesses, products and technologies, although we currently have no commitments or agreements relating to do so.

If we do not have, or are not able to obtain, sufficient funds, we may have to delay product acquisition or development initiatives or license to third parties the rights to commercialize products or technologies we would otherwise seek to market. We also may have to reduce marketing, customer support or other resources devoted to our products.

The markets in which we operate are highly competitive, and we may not be able to effectively compete against other providers of medical devices, particularly those with greater resources.

We face intense competition from companies with dominant market positions in the medical device industry. These competitors have significantly greater financial, technical, marketing and other resources than we have and may be better able to:

- respond to new technologies or technical standards;

- react to changing customer requirements and expectations;
- acquire other companies to gain new technologies or products may displace our products;
- manufacture, market and sell products;
- acquire, prosecute, enforce and defend patents and other intellectual property;
- devote resources to the development, production, promotion, support and sale of products; and
- deliver a broad range of competitive products at lower prices.

We expect competition in the markets in which we participate to continue to increase as existing competitors improve or expand their product offerings.

We have finite resources, which may restrict our success in commercializing our current products and other products we may develop, and we may be unsuccessful in entering into or maintaining third-party arrangements to support our internal efforts.

To grow our business as planned, we must expand our acquisition, research and development sales, marketing and customer support capabilities, which will involve developing and administering our commercial infrastructure and/or collaborative commercial arrangements and partnerships. We must also maintain satisfactory arrangements for the manufacture and distribution of our tests and other products.

The only two products, EsoGuard and the Veris Cancer Care Platform, that we are actively seeking to commercialize have not generated substantial revenue from product sales to date. Accordingly, we will need to find other sources of capital to fund their activities, and there can be no assurance that we will be able to do so. We may also encounter difficulties retaining and managing the specialized workforce our activities require. We may seek to partner with others to assist us with any or all of these functions, although we may be unable to find appropriate third parties with whom to enter into these arrangements.

If we are unable to deploy and maintain effective sales, marketing and medical affairs capabilities, we will have difficulty achieving market awareness and selling our tests and other products.

To achieve commercial success for our EsoGuard test and the Veris Cancer Care Platform, as well as any products we commercialize in the future, we must continue to develop and grow our sales, marketing and medical affairs organizations to effectively explain to healthcare providers the reliability, effectiveness and benefits of our current and future tests and other products as compared to alternatives. We may not be able to successfully manage our dispersed or inside sales forces or our sales force may not be effective. Because of the competition for their services, we may be unable to hire, partner with or retain additional qualified sales representatives or marketing or medical affairs personnel, either as our employees or independent contractors or through independent sales or other third-party organizations. Market competition for commercial, marketing and medical affairs talent is significant, and we may not be able to hire or retain such talent on commercially reasonable terms, if at all.

Establishing and maintaining sales, marketing and medical affairs capabilities will be expensive and time-consuming. Our expenses associated with maintaining our sales force may be disproportional compared to the revenues we may be able to generate on sales of our EsoGuard test and the Veris Cancer Care Platform or any future tests or other products. Establishing and maintaining these capabilities may require our raising additional capital, which we may be unable to do.

Our products may never achieve market acceptance.

To date, we have not generated significant sales revenues from our products and services. Our ability to generate sales revenues from product and services, and to achieve profitability will depend upon our ability to successfully commercialize our products and services. As we only relatively recently began to market our two products and services for sale, we have no basis to predict whether our current products and services (or potential future products and services) will achieve market acceptance. A number of factors may limit the market acceptance of any of our products, including:

- the timing of regulatory approvals of our products and services and market entry compared to competitive products;
- the effectiveness of our products and services, including any potential side effects, as compared to alternative treatments;
- the rate of adoption of our products and services by hospitals, doctors and nurses and acceptance by the health care community;

- the labeling and /or inserts required by regulatory authorities for each of our products and services;
- the competitive features of our products and services, including price, as compared to other similar products and services;
- the availability of insurance or other third-party reimbursement, such as Medicare, for patients using our products and services;
- the extent and success of our marketing efforts and those of our collaborators; and
- unfavorable publicity concerning our products and services or similar products and services.

Recommendations, guidelines and quality metrics issued by various organizations may significantly affect payors' willingness to cover, and healthcare providers' willingness to prescribe, our products.

Securing influential recommendations, inclusion in healthcare guidelines and inclusion in quality measures are keys to our healthcare provider and payor engagement strategies. These guidelines, recommendations and quality metrics may shape payors' coverage decisions and healthcare providers' cancer screening procedures. There can be no assurance that we will be able to secure such recommendations or inclusion in healthcare guidelines and inclusion in quality measures. Any such failures could have a material impact on our ability to commercialize our products.

We or our third-party manufacturers may not have the manufacturing and processing capacity to meet the production requirements of clinical testing or consumer demand in a timely manner.

Our capacity to conduct clinical trials and commercialize our products will depend in part on our ability to manufacture or provide our products on a large scale, at a competitive cost and in accordance with regulatory requirements. We must establish and maintain a commercial scale manufacturing process for all of our products to complete clinical trials. We or our third-party manufacturers may encounter difficulties with these processes at any time that could result in delays in clinical trials, regulatory submissions or the commercialization of products.

Currently, we do not directly manufacture our products and rely on third parties to do so for us. If our manufacturing and distribution agreements are not satisfactory, we may not be able to develop or commercialize products as planned. In addition, we may not be able to contract with third parties to manufacture our products in an economical manner. Furthermore, third-party manufacturers may not adequately perform their obligations, may delay clinical development or submission of products for regulatory approval or otherwise may impair our competitive position. We may not be able to enter into or maintain relationships with manufacturers that comply with good manufacturing practices. If a product manufacturer fails to comply with good manufacturing practices, we could experience significant time delays or we may be unable to commercialize or continue to market the products. Changes in our manufacturers could require costly new product testing and facility compliance inspections. In the United States, failure to comply with good manufacturing practices or other applicable legal requirements can lead to federal seizure of violative products, injunctive actions brought by the federal government, and potential criminal and civil liability on the part of a company and its officers and employees. Because of these and other factors, we may not be able to replace our manufacturing capacity quickly or efficiently in the event that our manufacturers are unable to manufacture our products at one or more of their facilities. As a result, the sales and marketing of our products could be delayed or we could be forced to develop our own manufacturing capacity, which could require substantial additional funds and personnel and compliance with extensive regulations.

The manufacturing processes for our products have not yet been tested at commercial levels, and it may not be possible to manufacture or process these materials in a cost-effective manner.

If demand for our EsoGuard test grows, we may lack adequate facility space and capabilities to meet increased processing requirements. Moreover, if these or any future facilities or our equipment were damaged or destroyed, or if we experience a significant disruption in our operations for any reason, our ability to continue to operate our business could be materially harmed.

Lucid currently has adequate capacity to process EsoGuard tests, based on current test volumes. If demand for the EsoGuard test outstrips this capacity, and we fail to add additional equipment and staff, or complete, or timely complete, an expansion of Lucid's available laboratory facilities, it may significantly delay EsoGuard processing times and limit the volume of EsoGuard tests Lucid can process, which may adversely affect our business, financial condition and results of operation. In addition, our financial condition may be adversely affected if they are unable to complete these expansion projects on budget and otherwise on terms and conditions acceptable to us. Finally, our financial condition will be adversely affected if demand for our products and services does not materialize in line with our current expectations and if, as a result, we end up building excess capacity that does not yield a reasonable return on our investment.

If our present, or any future, laboratory facilities were to be damaged, destroyed or otherwise unable to operate, whether due to fire, floods, storms, tornadoes, other inclement weather events or natural disasters, employee malfeasance, terrorist acts, power outages, or otherwise, our business could be severely disrupted. We may not be able to perform our EsoGuard test or generate test reports as promptly as patients and healthcare providers require or expect, or possibly not at all. If we are unable to perform our EsoGuard test or generate test reports within a timeframe that meets patient and healthcare provider expectations, our business, financial results and reputation could be materially harmed.

We currently maintain insurance against damage to our property and equipment and against business interruption, subject to deductibles and other limitations. If we have underestimated our insurance needs with respect to an interruption, or if an interruption is not subject to coverage under our insurance policies, we may not be able to cover our losses.

We may make investments in products we have not yet developed, and those investments may not be realized.

We may expend considerable funds and other resources on the development of new and existing products without any guarantee these products will be successful. For example, we recently hired a Chief Business Officer of Medical Devices and we expect to make meaningful investments in the technologies that comprise the business segment he will oversee (e.g., PortIO, and the technology we license from Duke University that is comprised of a multi-modality probe combining a/LCI with OCT). If we are not successful in bringing one or more of these or any other products to market, whether because we fail to address marketplace demand, fail to develop viable technologies or otherwise, we may not generate any revenues and our results of operations could be seriously harmed.

Our products and services may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, thereby harming our business.

The regulations that govern marketing approvals, pricing and reimbursement for new products vary widely from country to country. Some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing approval is granted. In some foreign markets, pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain regulatory approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product and negatively impact the revenue we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more other products we may develop, even if our other products we may develop obtain regulatory approval.

Our ability to commercialize any products we may develop successfully also will depend in part on the extent to which reimbursement for these products and related treatments becomes available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which treatments they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular treatments. We cannot be sure reimbursement will be available for any product we commercialize and, if reimbursement is available, what the level of reimbursement will be. Reimbursement may impact the demand for, or the price of, any product for which we obtain marketing approval. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product we successfully develop.

Moreover, eligibility for reimbursement does not imply any product will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Payment rates may vary according to the use of the product and the clinical setting in which it is used, may be based on payments allowed for lower cost products that are already reimbursed and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in the U.S. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and profitable payment rates from both government funded and private payors could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies. Our business could be materially harmed if reimbursement of any products we may develop, if any, is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels.

Our products and services may cause serious adverse side effects or even death or have other properties that could delay or prevent their regulatory approval, limit the commercial desirability of an approved label or result in significant negative consequences following any marketing approval.

The risk of failure of clinical development is high. It is impossible to predict when or if our current products and services or any we may develop will prove safe enough to receive regulatory approval. Undesirable side effects caused by our products and services or we may develop could cause us or regulatory authorities to interrupt, delay or halt clinical trials. They could also result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authority.

Additionally, even after receipt of marketing approval of our products and services, if we or others later identify undesirable side effects or even deaths caused by such product, a number of potentially significant negative consequences could result, including:

- we may be forced to recall such product and suspend the marketing of such product;
- regulatory authorities may withdraw their approvals of such product;
- regulatory authorities may require additional warnings on the label that could diminish the usage or otherwise limit the commercial success of such products;
- the FDA or other regulatory bodies may issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings about such product;
- the FDA may require the establishment or modification of Risk Evaluation Mitigation Strategies or a comparable foreign regulatory authority may require the establishment or modification of a similar strategy that may, for instance, restrict distribution of our products and impose burdensome implementation requirements on us;
- we may be required to change the way the product is administered or conduct additional clinical trials;
- we could be sued and held liable for harm caused to subjects or patients;
- we may be subject to litigation or product liability claims; and
- our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the sale of any products we may develop. The marketing, sale and use of our current products and services and any we may additionally develop could lead to the filing of product liability claims against us if someone alleges product failures, product malfunctions, manufacturing flaws, or design defects, resulted in injury to patients. We may also be subject to liability for a misunderstanding of, or inappropriate reliance upon, the information we provide. If we cannot successfully defend ourselves against claims that any product, we may develop caused injuries, we may incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

- decreased demand for our products;
- injury to our reputation and significant negative media attention;
- withdrawal of patients from clinical studies or cancellation of studies;
- significant costs to defend the related litigation and distraction to our management team;
- substantial monetary awards to patients;
- loss of revenue; and
- the inability to commercialize any products that we may develop.

In addition, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

We may not be able to protect or enforce our intellectual property rights, which could impair our competitive position.

Our success depends significantly on our ability to protect our rights to the patents, trademarks, trade secrets, copyrights and all the other intellectual property rights used, or expected to be used, in our products. Protecting intellectual property rights is costly and time consuming. We rely primarily on patent protection and trade secrets, as well as a combination of copyright and trademark laws and nondisclosure and confidentiality agreements to protect our technology and intellectual property rights.

However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or maintain any competitive advantage. Despite our intellectual property rights practices, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents.

We cannot be assured that any of our pending patent applications will result in the issuance of a patent to us. The U.S. Patent and Trademark Office (the "PTO"), or the applicable authorized in other countries in which we may seek to protect our intellectual property rights, may deny or require significant narrowing of claims in our pending patent applications, and patents issued as a result of the pending patent applications, if any, may not provide us with significant commercial protection or be issued in a form that is advantageous to us. We could also incur substantial costs in proceedings before the PTO, or foreign patent offices. Patents that may be issued to or licensed by us in the future may expire or may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related technologies. Upon expiration of our issued or licensed patents, we may lose some of our rights to exclude others from making, using, selling or importing products using the technology based on the expired patents. There is no assurance that competitors will not be able to design around our patents.

We also rely on unpatented proprietary technology. We cannot assure you that we can meaningfully protect all our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our unpatented proprietary technology. We seek to protect our know-how and other unpatented proprietary technology, as trade secrets or otherwise, with confidentiality agreements and/or intellectual property assignment agreements with our team members, independent distributors and consultants. However, such agreements may not be enforceable or may not provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements or in the event that our competitors discover or independently develop similar or identical designs or other proprietary information. Our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons.

We may be subject to intellectual property infringement claims by third parties which could be costly to defend, divert management's attention and resources, and may result in liability.

The medical device industry is characterized by vigorous protection and pursuit of intellectual property rights. Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage in the marketplace. From time to time, third parties may assert against us their patent, copyright, trademark and other intellectual property rights relating to technologies that are important to our business. Searching for existing intellectual property rights may not reveal important intellectual property and our competitors may also have filed for patent protection, which is not publicly-available information, or claimed trademark rights that have not been revealed through our availability searches. We may be subject to claims that our team members have disclosed, or that we have used, trade secrets or other proprietary information of our team members' former employers. Our efforts to identify and avoid infringing on third parties' intellectual property rights may not always be successful. Any claims that our products or processes infringe these rights, regardless of their merit or resolution, could be costly, time consuming and may divert the efforts and attention of our management and technical personnel. In addition, we may not prevail in such proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation.

Any claims of patent or other intellectual property infringement against us, even those without merit, could:

● increase the cost of our products;

● be expensive and/or time consuming to defend;

● result in our being required to pay significant damages to third parties;

● force us to cease making or selling products that incorporate the challenged intellectual property;

● require us to redesign, reengineer or rebrand our products and technologies;

● require us to enter into royalty or licensing agreements in order to obtain the right to use a third party's intellectual property on terms that may not be favorable or acceptable to us;

● require us to develop alternative non-infringing technology, which could require significant effort and expense;

● require us to indemnify third parties pursuant to contracts in which we have agreed to provide indemnification for intellectual property infringement claims; and,

● result in our customers or potential customers deferring or limiting their purchase or use of the affected products impacted by the claims until the claims are resolved.

Any of the foregoing could affect our ability to compete or have a material adverse effect on our business, financial condition and results of operations.

Competitors may violate our intellectual property rights, and we may bring litigation to protect and enforce our intellectual property rights, which may result in substantial expense and may divert our attention from implementing our business strategy.

We believe that the success of our business depends, in significant part, on obtaining patent protection for our products and technologies, defending our patents and preserving our trade secrets. Our failure to pursue any potential claim could result in the loss of our proprietary rights and harm our position in the marketplace. Therefore, we may be forced to pursue litigation to enforce our rights. Future litigation could result in significant costs and divert the attention of our management and key personnel from our business operations and the implementation of our business strategy.

Our business may suffer if we are unable to manage our growth.

If we fail to effectively manage our growth, our ability to execute our business strategy could be impaired. Any unanticipated rapid growth of our business may place a strain on our management, operations and financial systems. We need to ensure our existing systems and controls are adequate to support our business and its anticipated growth.

Our ability to be successful will be totally dependent upon the efforts of our key personnel.

Our ability to successfully carry out our business plan is dependent upon the efforts of our key personnel. We cannot assure you that any of our key personnel will remain with us for the immediate or foreseeable future. The unexpected loss of the services of our key personnel could have a detrimental effect on us. We may also be unable to attract and retain additional key personnel in the future. We are limited in shares available for issuance under our long-term incentive plan, which could limit our ability to attract and retain key personnel, until such amount is increased. An inability to attract and retain key personnel may impact our ability to continue and grow our operations.

Our officers and directors have fiduciary obligations to other companies and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Certain of our officers and directors have fiduciary obligations to other companies engaged in medical device business activities. Accordingly, they may participate in transactions and have obligations that may be in conflict or competition with our business. As a result, a potential business opportunity may be presented by certain members of our board or management team to another entity prior to its presentation to us and we may not be afforded the opportunity to engage in such a transaction.

Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business.

Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business. These factors include:

- varying practices of the regulatory, tax, judicial and administrative bodies in the U.S. and other jurisdictions where we operate;
- potentially burdensome taxation and changes in domestic and foreign tariffs;
- challenges associated with cultural differences, languages and distance;
- differences in clinical practices, needs, products, modalities and preferences;
- longer payment cycles in some countries;
- credit risks of many kinds;
- legal and regulatory differences and restrictions;
- currency exchange fluctuations;
- foreign exchange controls that might prevent us from repatriating cash earned in certain countries;
- political and economic instability and export restrictions;
- variability in sterilization requirements for multi-usage surgical devices;
- potential adverse tax consequences;

- higher cost associated with doing business internationally;

- challenges in implementing educational programs required by our approach to doing business;

- negative economic developments in economies around the world and the instability of governments, including the threat of war, terrorist attacks, epidemic or civil unrest;

- adverse changes in laws and governmental policies, especially those affecting trade and investment;

- health epidemics and /or pandemics, such as the COVID-19 pandemic, epidemics resulting from the Ebola virus, or the enterovirus, or the avian influenza virus, or the pandemic resulting from a novel strain of a coronavirus designated "Severe Acute Respiratory Syndrome Coronavirus 2" - or "SARS-CoV-2", which may adversely affect our workforce as well as our local suppliers and customers;

- import or export licensing requirements imposed by governments;

- differing labor standards;

- differing levels of protection of intellectual property; and

- the threat that our operations or property could be subject to nationalization and expropriation.

Failure in our information technology or storage systems could significantly disrupt our operations and our research and development efforts, which could adversely impact our revenues, as well as our research, development and commercialization efforts.

Our ability to execute our business strategy depends, in part, on the continued and uninterrupted performance of our information technology ("IT") systems that support our operations and our research and development efforts, and those IT systems within the control of our contract manufacturers and contract laboratories. The integrity and protection of our own data, and that of our customers and employees, is critical to our business. The regulatory environment governing information, security and privacy laws is increasingly demanding and continues to evolve. IT systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our IT systems, and the precautionary measures taken by our contract parties, sustained or repeated system failures that interrupt our ability to generate and maintain data, could adversely affect our ability to operate our business. Furthermore, any breach in our IT systems could lead to the unauthorized access, disclosure and use of non-public information, including protected health information, which is protected by HIPAA and other laws. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and damage to our reputation.

System upgrades, enhancements and replacements, as well as new systems, are required from time to time, and require significant expenditures and allocation of valuable employee resources. Delays in integration or disruptions to our business from implementation of these new or upgraded systems could have a material adverse impact on our financial condition and operating results. There can be no assurance that our process of improving existing systems, developing new systems to support our expanding operations, integrating new systems, protecting confidential patient information, and improving service levels will not be delayed or that additional systems issues will not arise in the future. Failure to adequately protect and maintain the integrity of our information systems issues and data may result in a material adverse effect on our financial position, results of operations and cash flows.

We may become the subject of various claims, threats of litigation, litigation or investigations which could have a material adverse effect on our business, financial condition, results of operations or price of our common stock.

We may become subject to various claims, threats of litigation, litigation or investigations, including commercial disputes and employee claims, and from time to time may be involved in governmental or regulatory investigations or similar matters. Any claims asserted against us or our management, regardless of merit or eventual outcome, could harm our reputation and have an adverse impact on our relationship with our clients, distribution partners and other third parties and could lead to additional related claims. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Any judgments or settlements in any pending litigation or future claims, litigation or investigation could have a material adverse effect on our business, financial condition, results of operations and price of our common stock.

Risks Associated with Healthcare Regulation, Billing and Reimbursement, and Product Safety and Effectiveness

If private or governmental third-party payors do not maintain reimbursement for our products at adequate reimbursement rates, we may be unable to successfully commercialize our products which would limit or slow our revenue generation and likely have a material adverse effect on our business.

Despite our initiative to establish a robust cash pay program, successful commercialization of Lucid's EsoGuard test and EsoCheck device, and of any other product or service we develop, license or acquire depends, in large part, on the availability of adequate reimbursement from private or governmental third-party payors.

EsoGuard's PLA code 0114U has been granted "gapfill" determination through the CMS CLFS process, allowing us to engage directly with Medicare Administrative Contractor ("MAC") Palmetto GBA, whose Molecular Diagnostics Program ("MolDx") performs technical assessment of molecular diagnostic tests on behalf of itself and other MACs. Although CMS granted EsoGuard final Medicare payment determination of $1,938.01, effective January 1, 2021, we have not received a final Medicare local coverage determination from MolDx. Most recently, in May 2023, a LCD L39256, entitled "*Molecular Testing for Detection of Upper Gastrointestinal Metaplasia, Dysplasia, and Neoplasia*" became effective on the CMS website by MAC Palmetto GBA. (A substantially identical LCD was published by Noridian Healthcare Solutions, the MAC whose geographic jurisdiction covers our CLIA laboratory in Lake Forest, CA). The LCD outlines criteria for future coverage that MolDX expects upper gastrointestinal precancer and cancer molecular diagnostic tests to meet. These criteria include active GERD with at least two risk factors, as well as evidence of analytic validity, clinical validity, and clinical utility. Although the LCD indicated that it found that no currently existing test has fulfilled all these criteria, it indicated that it will "monitor the evidence and may revise this determination based on the pertinent literature and society recommendations."

In November 2024, we announced that we submitted to MolDx our complete clinical evidence package in support of a request for reconsideration of the non-coverage language in the LCD to secure Medicare coverage for EsoGuard. As part of the LCD reconsideration process, MolDx-participating Medicare Administrative Contractors convened a CAC Meeting regarding the LCD on September 4, 2025. At the meeting, eleven experts, including physicians across multiple specialties (GI, primary care, pathology), major society guideline co-authors (ACG, AGA) and industry leaders (American Foregut Society, American Society for Gastrointestinal Endoscopy), participated in this extensive discussion of the unmet clinical need with respect to early detection of esophageal precancer and the strength of the EsoGuard clinical validity and clinical utility data. However, there can be no assurance that MolDx will determine that we meet the criteria for coverage as specified in the LCD. If we are not granted coverage, or if a determination is substantially delayed, that could have a material adverse effect on our ability to commercialize EsoGuard.

Commercial third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new healthcare products. As a result, there is uncertainty surrounding whether EsoGuard or EsoCheck, or any other product or service we develop, will be eligible for coverage by third-party payors or, if eligible for coverage, what the reimbursement rates will be. For example, with respect to EsoGuard and EsoCheck, reimbursement of esophageal precancer and cancer screening by a third-party payor may depend on a number of factors, including a payor's determination that tests using these technologies are sufficiently sensitive and specific for esophageal cancer and precancer; not experimental or investigational; approved or recommended by the major guidelines organizations; reliable, safe and effective; medically necessary; appropriate for the specific patient; and cost-effective.

Coverage determinations and reimbursement rates are also subject to the effects of federal and state coverage mandates and other healthcare regulations and reform initiatives as described below. As noted below, federal and state coverage mandates may be deemed not to apply to EsoGuard and EsoCheck (or any other product or service we develop), may be interpreted in a manner unfavorable to us, may be difficult to enforce and are subject to repeal or modification.

In addition to the risk of adverse reimbursement decisions, we also may experience material delays in obtaining such reimbursement decisions and payment that are beyond our control. Further, there can be no assurance that CMS and other third-party payors who initially decide to cover our products will continue to do so. Coverage determinations and reimbursement rates are subject to change, including as a result of reimbursement rate adjustments under the Protecting Access to Medicare Act of 2014, ("PAMA") as described below, and we cannot guarantee that even if we initially achieve coverage and adequate reimbursement rates, they will continue to be applicable to our products in the future. Furthermore, it is possible that Medicare or other federal payors that provide reimbursement for our tests may suspend, revoke or discontinue coverage at any time, may require co-payments from patients, or may reduce the reimbursement rates payable to us.

If we are unable to obtain favorable decisions from third-party payors, including CMS and managed care organizations, approving reimbursement at adequate levels for our EsoGuard test and EsoCheck device, and any other product or service we may develop, or if coverage is later revoked or reimbursement levels are reduced, our commercial success will be compromised, our ability to raise capital may be restricted and our revenues would be significantly limited.

Even where a third-party payor agrees to cover EsoGuard and EsoCheck or any other product or service we develop at an adequate reimbursement rate, other factors may have a significant impact on the actual reimbursement we receive from that payor. For example, if we do not have a contract with a given payor, we may be deemed an "out-of-network" provider by that payor, which could result in the payor allocating a portion of the cost of the product or service to the patient, notwithstanding any applicable coverage mandate. We may be unsuccessful in our efforts to enter into, or maintain, a network contract with a given payor, and we expect that our network status with a given payor may change from time to time for a variety of reasons, many of which may be outside our control. To the extent a product or service is out of network for a given payor, physicians may be less likely to prescribe such product or service for their patients and their patients may be less likely to comply with those prescriptions that are written. Also, some payors may require that they give prior authorization for a product or service before they are willing to pay for it or review claims post-service to ensure the service was medically appropriate for specific patients. Prior authorization and other medical management practices may require that we, patients or physicians provide the payor with extensive medical records and other information. Prior authorization and other medical management practices impose a significant additional cost on us, may be difficult to comply with given our position as a laboratory that generally does not have direct access to patient medical records, may make physicians less likely to prescribe our product or service for their patients, and may make patients less likely to comply with physician orders for the same, all or any of which may have an adverse effect on our revenues. Payment rates also may vary according to the use of the product and the clinical setting in which it is used, may be based on payments allowed for lower cost products that are already reimbursed and may be incorporated into existing payments for other services.

Any future products or services we may develop may not be approved for sale in the U.S. or in any other country. In order to obtain approval, we may need to conduct clinical trials necessary to support a FDA 510(k) notice or PMA application will be expensive and will require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit.

Our only products for which we have obtained approval or clearance from the FDA or a comparable foreign regulatory authority is our EsoCheck cell sample collection device and our CarpX minimally invasive surgical device. In certain limited circumstances, we also may market our products without such approval or clearance, as is the case for the EsoGuard LDT. Generally, however, neither we nor any future collaboration partner can commercialize any products we may develop in the U.S. or in any foreign country without first obtaining regulatory approval for the product, where applicable, from the FDA or comparable foreign regulatory authorities. The approval route in the U.S. for any products we may develop may be either via the PMA process, a de novo 510(k) pathway, or traditional 510(k). The PMA approval process is more complex, costly and time consuming than the 510(k) process. Additional randomized, controlled clinical trials may be necessary to obtain approval. The approval process may take several years to complete and may never be obtained. Before obtaining regulatory approvals for the commercial sale of any product we may develop in the U.S., we must demonstrate with substantial evidence, gathered in preclinical and well-controlled clinical studies, that the planned products are safe and effective for use for that target indication. We may not conduct such a trial or may not successfully enroll or complete any such trial. Any products we may develop may not achieve the required primary endpoint in the clinical trial and may not receive regulatory approval. We must also demonstrate that the manufacturing facilities, processes and controls for any products we may develop are adequate. Moreover, obtaining regulatory approval in one country for marketing of any products we may develop does not ensure we will be able to obtain regulatory approval in other countries, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in other countries. Failure to obtain regulatory approvals in foreign jurisdictions will prevent us from marketing our products internationally.

Even if we or any future collaboration partner were to successfully obtain a regulatory approval for any product we may develop, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. If we are unable to obtain regulatory approval for any products, we may develop in one or more jurisdictions, or any approval contains significant limitations, we may not be able to obtain sufficient revenue to justify commercial launch. Also, any regulatory approval of a product, once obtained, may be withdrawn. If we are unable to successfully obtain regulatory approval to sell any products we may develop in the U.S. or other countries, our business, financial condition, results of operations and growth prospects could be adversely affected.

Initiating and completing clinical trials necessary to support a FDA 510(k) notice or a PMA application will be time-consuming and expensive and the outcome uncertain. Moreover, the results of early clinical trials are not necessarily predictive of future results, and any product the Company advances into clinical trials may not have favorable results in early or later clinical trials. Conducting successful clinical studies will require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical trials and completion of patient participation and follow-up depend on many factors, including the size of the patient population, the nature of the trial protocol, the attractiveness of, or the discomforts and risks associated with, the treatments received by patients enrolled as subjects, the availability of appropriate clinical trial investigators, support staff, and proximity of patients to clinical sites and ability to comply with the eligibility and exclusion criteria for participation in the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our products or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomforts. Patients may also not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive products. In addition, patients participating in clinical trials may die before completion of the trial or suffer adverse medical events unrelated to investigational products. Further, the FDA may require the Company to submit data on a greater number of patients than it originally anticipated and/or for a longer follow-up period or change the data collection requirements or data analysis for any clinical trials. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may cause an increase in costs and delays in the approval and attempted commercialization of our products or result in the failure of the clinical trial. Such increased costs and delays or failures could adversely affect our business, operating results and prospects.

The results of the Company's clinical trials may not support our product candidate claims or may result in the discovery of adverse side effects.

As the Company's clinical trials are completed as planned, it cannot be certain that study results will support product candidate claims or that the FDA or foreign regulatory authorities will agree with our conclusions regarding them. Success in pre-clinical evaluation and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior trials and pre-clinical studies. The clinical trial process may fail to demonstrate that our product candidates are safe and effective for the proposed indicated uses or otherwise influence medical decisions in the manner we need to show to evidence the clinical utility of our product candidates, which could cause us to abandon a product candidate and may delay development of others. In addition, if clinical data does not support our product candidate claims, the FDA could then bring legal or regulatory enforcement actions against the Company and/or its products including, but not limited to, recalls or requirements for pre-market 510(k) authorizations. The Company can give no assurance that its data will be substantiated in studies involving more patients. In such a case, the Company may never achieve significant revenues or profitability. Any delay or termination of our clinical trials will delay the filing of any related product submissions and, ultimately, our ability to commercialize our product candidates and generate revenues (in particular where evidence of clinical utility is a critical factor to payor's decisions around reimbursement). It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate's profile.

Even if we receive regulatory approval for any product we may develop, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and subject us to penalties if we fail to comply with applicable regulatory requirements.

Once regulatory approval has been obtained, the approved product and its manufacturer are subject to continual review by the FDA or non-U.S. regulatory authorities. Our regulatory approval for any products we may develop may be subject to limitations on the indicated uses for which the product may be marketed. Future approvals may contain requirements for potentially costly post-marketing follow-up studies to monitor the safety and efficacy of the approved product. In addition, we are subject to extensive and ongoing regulatory requirements by the FDA and other regulatory authorities with regard to the labeling, packaging, adverse event reporting, storage, advertising, promotion and recordkeeping for our products. In addition, we are required to comply with cGMP regulations regarding the manufacture of any products we may develop, which include requirements related to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Further, these manufacturing facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP regulations. If we or a third party discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturer or us, including requiring withdrawal of the product from the market or suspension of manufacturing.

Healthcare reform measures, including those targeting Medicare or Medicaid, could hinder or prevent our products' ***commercial success.***

There likely will be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of health care, including those targeting Medicare or Medicaid. We cannot predict the initiatives that may be adopted in the future or their full impact. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of health care may adversely affect:

- our ability to set a price that we believe is fair for our products;
- our ability to generate revenue and achieve or maintain profitability; and
- the availability of capital.

Further, changes in regulatory requirements and guidance may occur, both in the United States and in foreign countries, and we may need to amend clinical study protocols to reflect these changes. Amendments may require us to resubmit our clinical study protocols to IRB's for reexamination, which may impact the costs, timing or successful completion of a clinical study. In light of widely publicized events concerning the safety risk of certain drug and medical device products, regulatory authorities, members of Congress, the Governmental Accounting Office, medical professionals and the general public have raised concerns about potential safety issues. These events have resulted in the recall and withdrawal of medical device products, revisions to product labeling that further limit use of products and establishment of risk management programs that may, for instance, restrict distribution of certain products or require safety surveillance or patient education. The increased attention to safety issues may result in a more cautious approach by the FDA or other regulatory authorities to clinical studies and the drug approval process. Data from clinical studies may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to terminate or suspend clinical studies before completion or require longer or additional clinical studies that may result in substantial additional expense and a delay or failure in obtaining approval or approval for a more limited indication than originally sought.

Given the serious public health risks of high profile adverse safety events with certain products, the FDA or other regulatory authorities may require, as a condition of approval, costly risk evaluation and mitigation strategies, which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, special packaging or labeling, expedited reporting of certain adverse events, preapproval of promotional materials and restrictions on direct-to-consumer advertising.

If we fail to comply with healthcare regulations, we could face substantial penalties and our business, operations and ***financial condition could be adversely affected.***

Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients' rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The regulations that may affect our ability to operate include, without limitation:

- the federal healthcare program Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs;
- the U.S. Foreign Corrupt Practices Act, or FCPA, which prohibits payments or the provision of anything of value to foreign officials for the purpose of obtaining or keeping business;
- the federal False Claims Act, or FCA, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government, and which may apply to entities like us which provide coding and billing advice to customers;
- federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;
- the federal transparency requirements under the Health Care Reform Law requires manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests;
- the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; and

- state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

The Company's medical products may in the future be subject to product recalls that could harm its reputation, business and financial results.

The FDA has the authority to require the recall of commercialized medical device products in the event of material deficiencies or defects in design or manufacture. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious injury or death. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by the Company or one of its distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of the Company's products would divert managerial and financial resources and have an adverse effect on its financial condition and results of operations. The FDA requires that certain classifications of recalls be reported to the FDA within ten (10) working days after the recall is initiated. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. The Company may initiate voluntary recalls involving its products in the future that the Company determines do not require notification of the FDA. If the FDA disagrees with the Company's determinations, they could require the Company to report those actions as recalls. A future recall announcement could harm the Company's reputation with customers and negatively affect its sales. In addition, the FDA could take enforcement action for failing to report the recalls when they were conducted. No recalls of the Company's medical products that we are seeking to commercialize have been reported to the FDA.

If the Company's medical products cause or contribute to a death or a serious injury, or malfunction in certain ways, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA medical device reporting regulations, medical device manufacturers are required to report to the FDA information that a device has or may have caused or contributed to a death or serious injury or has malfunctioned in a way that would likely cause or contribute to death or serious injury if the malfunction of the device or one of our similar devices were to recur. If the Company fails to report these events to the FDA within the required timeframes, or at all, the FDA could take enforcement action against the Company. Any such adverse event involving its products also could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of the Company's time and capital, distract management from operating our business, and may harm its reputation and financial results.

If the Company is found to be promoting the use of its devices for unapproved or "off-label" uses or engaging in other noncompliant activities, the Company may be subject to recalls, seizures, fines, penalties, injunctions, adverse publicity, prosecution, or other adverse actions, resulting in damage to its reputation and business.

The Company's labeling, advertising, promotional materials and user training materials must comply with the FDA and other applicable laws and regulations, including the prohibition of the promotion of a medical device for a use that has not been cleared or approved by the FDA. Obtaining 510(k) clearance or PMA approval only permits the Company to promote its products for the uses specifically cleared by the FDA. Use of a device outside its cleared or approved indications is known as "off-label" use. Physicians and consumers may use the Company's products off-label because the FDA does not restrict or regulate a physician's choice of treatment within the practice of medicine nor is there oversight on patient use of over-the-counter devices. Although the Company may request additional cleared indications for our current products, the FDA may deny those requests, require additional expensive clinical data to support any additional indications or impose limitations on the intended use of any cleared product as a condition of clearance. Even if regulatory clearance or approval of a product is granted, such clearance or approval may be subject to limitations on the intended uses for which the product may be marketed and reduce our potential to successfully commercialize the product and generate revenue from the product.

If the FDA determines that the Company's labeling, advertising, promotional materials, or user training materials, or representations made by Company personnel, include the promotion of an off-label use for the device, or that the Company has made false or misleading or inadequately substantiated promotional claims, or claims that could potentially change the regulatory status of the product, the agency could take the position that these materials have misbranded the Company's devices and request that the Company modifies its labeling, advertising, or user training or promotional materials and/or subject the Company to regulatory or legal enforcement actions, including the issuance of an Untitled Letter or a Warning Letter, injunction, seizure, recall, adverse publicity, civil penalties, criminal penalties, or other adverse actions. It is also possible that other federal, state, or foreign enforcement authorities might take action if they consider the Company's labeling, advertising, promotional, or user training materials to constitute promotion of an unapproved use, which could result in significant fines, penalties, or other adverse actions under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, we would be subject to extensive fines and penalties and the Company's reputation could be damaged and adoption of the products would be impaired. Although the Company intends to refrain from statements that could be considered off-label promotion of its products, the FDA or another regulatory agency could disagree and conclude that the Company has engaged in off-label promotion. For example, the Company has made statements regarding some of its devices that the FDA may view as off-label promotion. In addition, any such off-label use of the Company's products may increase the risk of injury to patients, and, in turn, the risk of product liability claims, and such claims are expensive to defend and could divert the Company's management's attention and result in substantial damage awards against the Company.

Risks Associated with Ownership of Our Common Stock

We may issue shares of our common and/or preferred stock in the future (including shares of our common stock upon exercise of the outstanding Series D warrants) which could reduce the equity interest of our stockholders and might cause a change in control of our ownership.

Our certificate of incorporation authorizes the issuance of up to 25,000,000 shares of common stock, par value $.001 per share, and 20,000,000 shares of preferred stock, par value $.001 per share. We may issue a substantial number of additional shares of our common stock or preferred stock, or a combination of common and preferred stock, to raise additional funds or in connection with any strategic acquisition. The issuance of additional shares of our common stock or any number of shares of our preferred stock:

- may significantly reduce the equity interest of investors;
- may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded to our common stockholders;
- may cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carryforwards, if any, and most likely also result in the resignation or removal of some or all of our present officers and directors; and
- may adversely affect prevailing market prices for our common stock.

The holder of our debt has certain rights with respect to the shares in Lucid Diagnostics that we own, which may have a material impact on the return on any investment in shares of our common stock.

Under the terms of the 2026 Note, the holder thereof has certain rights that may impact the extent to which our shareholders would participate in any disposition of our shares of Lucid Diagnostics. For example, any change of control of Lucid Diagnostics (so long as our shares of Lucid Diagnostics represent all or substantially all of our assets) requires the consent of such holder. Further, upon any such change of control of Lucid Diagnostics, we are obligated to use the proceeds thereof to redeem the 2026 Note for a redemption price equal to the outstanding principal balance of the Note plus any interest that would accrue thereon through maturity (not to exceed two years of interest). Such redemption payment in turn would substantially reduce the proceeds available to holders of our common stock as a result of such transaction. Any or all of these events could have a material impact on the return on any investment in shares of our common stock.

A robust public market for our common stock may not be sustained, which could affect your ability to sell our common stock or depress the market price of our common stock.

We are unable to predict whether an active trading market for our common stock will be sustained. If an active market is not sustained for any reason, it may be difficult for you to sell your securities at the time you wish to sell them, at a price that is attractive to you, or at all.

Our stock price may be volatile, and purchasers of our securities could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general, and the market for life science companies, and medical device companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for our common stock may be influenced by many factors, including the following:

- factors in the public trading market for our stock that may produce price movements that may or may not comport with macro, industry or company-specific fundamentals, including, without limitation, the sentiment of retail investors (including as may be expressed on financial trading and other social media sites and online forums), the direct access by retail investors to broadly available trading platforms, the amount and status of short interest in our securities, access to margin debt, trading in options and other derivatives on our common stock and any related hedging and other trading factors;

- speculation in the press or investment community about our company or industry;

- our ability to successfully commercialize, and realize revenues from sales of, any products we may develop;

- the performance, safety and side effects of any products we may develop;

- the success of competitive products or technologies;

- results of clinical studies of any products we may develop or those of our competitors;

- regulatory or legal developments in the U.S. and other countries, especially changes in laws or regulations applicable to any products we may develop;

- introductions and announcements of new products by us, our commercialization partners, or our competitors, and the timing of these introductions or announcements;

- actions taken by regulatory agencies with respect to our products, clinical studies, manufacturing process or sales and marketing terms;

- variations in our financial results or those of companies that are perceived to be similar to us;

- the success of our efforts to acquire or in-license additional products or other products we may develop;

- developments concerning our collaborations, including but not limited to those with our sources of manufacturing supply and our commercialization partners;

- developments concerning our ability to bring our manufacturing processes to scale in a cost-effective manner;

- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

- developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our products;

- our ability or inability to raise additional capital and the terms on which we raise it;

- the recruitment or departure of key personnel;

- changes in the structure of healthcare payment systems;

- market conditions in the medical device, pharmaceutical and biotechnology sectors;

- actual or anticipated changes in earnings estimates or changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally;

- trading volume of our common stock;

- sales of our common stock by us or our stockholders;

- general economic, industry and market conditions; and

- the other risks described in this "Risk Factors" section.

These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

Our outstanding warrants and other convertible securities may have an adverse effect on the market price of our common stock and the value of your investment in us.

As of March 27, 2026, there were 6,383,089 shares of our common stock issued and outstanding, and, as of such date, we also had issued and outstanding:

(i) stock options to purchase 84,315 shares of our common stock at a weighted average exercise price of $197.02 per share, with such total number inclusive of both stock options granted under the PAVmed Inc. 2014 Long-Term Incentive Equity Plan ("PAVmed 2014 Equity Plan"); 1,500,879 shares of our common stock reserved for issuance, but not subject to outstanding stock-based equity awards under the PAVmed 2014 Equity Plan; and 15,774 shares of our common stock reserved for issuance under the PAVmed Inc. Employee Stock Purchase Plan ("PAVmed ESPP");

(ii) 1,559,991 shares of Series B Convertible Preferred Stock, convertible into 3,467 shares of our common stock; and

(iii) 30,000 Series D Preferred Warrants, representing the right to purchase 4,615,393 shares of the Company's common stock at an exercise price of $6.50 per whole share.

The issuance of these shares will dilute our other equity holders, which could cause the price of our common stock to decline. These convertible securities will also reduce the proceeds distributable to our shareholders, including any distributions of the proceeds of any sale of the shares of Lucid Diagnostics held by us or any other transaction involved a disposition of one of our subsidiaries.

We do not intend to pay any cash dividends on our common stock at this time.

We have not paid any cash dividends on our shares of common stock to date. The payment of cash dividends on our common stock in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition and will be within the discretion of our Board of Directors. It is the present intention of our Board of Directors to retain all earnings, if any, for use in our business operations and, accordingly, our Board of Directors does not anticipate declaring any dividends on our common stock in the foreseeable future. As a result, any gain you will realize on our common stock (including common stock obtained upon exercise of our warrants) will result solely from the appreciation of such shares.

We have made distributions of shares of Lucid common stock to our shareholders in the past, but there is no assurance we will do so in the future.

On February 15, 2024, the Company distributed by special dividend to the Company stockholders 3,331,747 shares of Lucid Diagnostics common stock held by the Company. On such date, each PAVmed shareholder as of the January 15, 2024 record date received a stock dividend of approximately 38 shares of Lucid common stock for approximately every 3 shares of PAVmed common stock they held as of such date. However, our Board of Directors has no intention to make any further distributions of shares of Lucid common stock or other assets at this time.

We are subject to evolving corporate governance and public disclosure expectations and regulations that impact compliance costs and risks of noncompliance.

We are subject to changing rules and regulations promulgated by a number of governmental and self-regulatory organizations, including the SEC and Nasdaq, as well as evolving investor expectations around corporate governance and environmental and social practices and disclosures. These rules and regulations continue to evolve in scope and complexity, and many new requirements have been created in response to laws enacted by the U.S. and foreign governments, making compliance more difficult and uncertain. The increase in costs to comply with such evolving expectations, rules and regulations, as well as any risk of noncompliance, could adversely impact us.

We incur significant costs as a result of our and Lucid Diagnostics operating as a public company, and our management will be required to devote substantial time to compliance initiatives.

As a public company, with a majority-owned subsidiary that is also a public company, we incur significant legal, accounting and other expenses. We are subject to the reporting requirements of the Exchange Act, the other rules and regulations of the Securities and Exchange Commission, or SEC, and the rules and regulations of Nasdaq or any other national securities exchange on which our securities are then trading. Compliance with the various reporting and other requirements applicable to public companies requires considerable time and attention of management. For example, the Sarbanes-Oxley Act and the rules of the SEC and Nasdaq have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel devote a substantial amount of time to these compliance initiatives. These rules and regulations result in significant legal and financial compliance costs and make some activities more time-consuming and costlier.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 10-K following the date on which we are no longer a smaller reporting company. Our compliance with Section 404 of the Sarbanes-Oxley Act requires that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and as our business expands, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors if required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on trading prices for our common stock, and could adversely affect our ability to access the capital markets.

Under our management services agreement with Lucid Diagnostics, many of our personnel and other resources are devoted to ensuring Lucid Diagnostics complies with the above requirements applicable to public companies. This further exhausts management and other personnel resources that could be used for other revenue-generating activities.

If we experience material weaknesses in our internal control over financial reporting in the future, our business may be harmed.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on the effectiveness of our system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. GAAP. As a public company, we are required to comply with the Sarbanes-Oxley Act and other rules that govern public companies. In particular, we are required to certify our compliance with Section 404 of the Sarbanes-Oxley Act, which requires us to furnish annually a report by management on the effectiveness of our internal control over financial reporting.

Although our management determined that our internal control over financial reporting was effective as of December 31, 2025, we may experience material weaknesses in our internal control over financial reporting in the future. Any necessary remediation efforts would place a significant burden on management and add increased pressure to our financial resources and processes. If we were are unable to successfully remediate any material weaknesses in our internal control over financial reporting that may be identified in the future in a timely manner, the accuracy and timing of our financial reporting may be adversely affected; our liquidity, our access to capital markets, the perceptions of our creditworthiness may be adversely affected; we may be unable to maintain or regain compliance with applicable securities laws, the listing requirements of the Nasdaq Stock Market; we may be subject to regulatory investigations and penalties; investors may lose confidence in our financial reporting; our reputation may be harmed; and our stock price may decline.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If any analyst who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price and trading volume to decline.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and our bylaws may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include the following.

● our Board of Directors has the right to elect directors to fill a vacancy created by the expansion of our Board of Directors or the resignation, death or removal of a director, which will prevent stockholders from being able to fill vacancies on our Board of Directors;

● our certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

● our stockholders are required to provide advance notice and additional disclosures in order to nominate individuals for election to our Board of Directors or to propose matters that can be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company; and

● our Board of Directors is able to issue, without stockholder approval, shares of undesignated preferred stock, which makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"), which prohibits a person who owns in excess of 15.0% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15.0% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Item 1B. Unresolved Staff Comments

Not applicable.

Item *1C.* Cybersecurity

Governance

Our board administers its cybersecurity risk oversight function directly through our audit committee. Our audit committee has primary responsibility for overseeing our risk assessment and risk management policies (including with respect to cybersecurity matters). Our audit committee regularly discusses with management, counsel, and auditors the Company's major risk exposures. This includes potential financial impact on the Company and the steps taken to monitor and control those risks. Additionally, our board is informed regarding the risks facing the Company and coordinates with management and our cybersecurity team to ensure our board receives regular risk assessment updates from management.

We retain Techneto, Inc. d/b/a CyberTeam ("CyberTeam"), a *third* party vendor that reports directly to our Chief Operating Officer, to be responsible for identifying, assessing and managing the Company's risks from cybersecurity threats. CyberTeam has been with the Company since the Company's inception and has over *25* years of experience in cybersecurity.

CyberTeam provides our board and executive leadership team with periodic updates about our cybersecurity program and material risks. This includes updates on cybersecurity practices, programs, and the status of projects designed to strengthen internal cybersecurity and data protection.

Risk Management and Strategy

Processes for identifying and assessing cybersecurity risks

Senior management, with the support of CyberTeam, monitors current events and trends related to cybersecurity and assesses any potential impact on current systems and operations. Third-party partners who are in possession of our confidential information are generally required to notify us in the event of a cybersecurity incident within their systems that have, or are reasonably likely to, compromise the security of such information. When appropriate, we enlist CyberTeam to perform a risk and security assessment of the cybersecurity protocols and procedures of critical third-party partners.

Processes for managing cybersecurity risks

CyberTeam tracks risks and incidents related to cybersecurity until the risk is mitigated to an acceptable level or fully remediated. When risks are identified, CyberTeam oversees mitigation plans with the risk owner which are communicated to necessary teams and remediation steps are taken.

Processes for incorporating cybersecurity risks into the overall risk management process

Our process for identifying, assessing, and managing risks related to cybersecurity generally involves CyberTeam regularly meeting with our executive leadership team, and when appropriate, our board and/or audit committee to discuss cybersecurity related risks identified and the potential likelihood and severity of each risk.

Currently, we are not aware of any risks from cybersecurity threats, or from previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company.

Item 2. Property

Our corporate offices are located at 360 Madison Avenue, 25th Floor, New York, NY 10017. The lease for this space is for seven years and eight months, starting on February 1, 2023, and may not be terminated prior to expiration of its stated term, except in limited circumstances due to misconduct by our landlord. The Company or its subsidiaries also have entered into leases for a research and development facility in Massachusetts with 7,375 square feet, which has a remaining term expiring April 30, 2027 and an office space in Pennsylvania with 4,300 square feet, which has a remaining term expiring October 31, 2027. At this time, we consider our facility space to be commensurate with our current operations. Notwithstanding, we may obtain additional space in the future, as warranted by our business operations.

Item 3. Legal Proceedings

In the ordinary course of the Company's business, particularly as it begins commercialization of its products, the Company may be subject to legal actions and claims, including product liability, consumer, commercial, tax and governmental matters, which may arise from time to time. The Company is not aware of any such pending legal or other proceedings that are reasonably likely to have a material impact on the Company. Notwithstanding, legal proceedings are subject to inherent uncertainties, and an unfavorable outcome could include monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on the Company's business, financial position, results of operations, and /or cash flows. Additionally, although the Company has specific insurance for certain potential risks, the Company may in the future incur judgments or enter into settlements of claims which may have a material adverse impact on the Company's business, financial position, results of operations, and /or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrants Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Common Equity

Our common stock is traded on the Nasdaq Capital Market under the symbol "PAVM."

Holders

As of March 27, 2026, there were 6,383,089 shares of our common stock outstanding. Our shares of common stock are held by an estimated 226 holders of record and we believe our shares of common stock are held by significantly more beneficial owners.

Dividends

Common Stock

We have not paid any cash dividends on our common stock to date. Any future decisions regarding cash dividends will be made by our board of directors. We do not anticipate paying cash dividends in the foreseeable future but expect to retain earnings to finance the growth of our business. Subject to the restrictions described below and applicable law, our board of directors has complete discretion on whether to pay cash dividends. Even if our board of directors decides to pay cash dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, amongst and other factors deemed relevant.

As long as the 2026 Note (see "*Liquidity and Capital Resources*" in Item 7 below) is outstanding, we may not, directly or indirectly, redeem, or declare or pay any cash dividend or cash distribution on, any of our securities without the prior express written consent of the holders thereof (other than as required by the Series B Convertible Preferred Stock). Furthermore, our common stock is junior to the Series B Convertible Preferred Stock.

We have paid one in-kind dividend on our common stock to date. On February 15, 2024, we distributed by special dividend to our stockholders 3,331,747 shares of Lucid common stock held by us. On such date, each of our stockholders as of the January 15, 2024 record date received a stock dividend of approximately 38 shares of Lucid common stock for approximately every 3 shares of PAVmed common stock they held as of such date. Our board of directors has no present intention to pay any further in-kind dividends.

Series B Convertible Preferred Stock

The Series B Convertible Preferred Stock has a par value of $0.001 per share, no voting rights, a stated value of $3.00 per share, and at the holders' election, every 450 shares of Series B Convertible Preferred Stock is convertible into one whole share of our common stock.

The Series B Convertible Preferred Stock accrues dividends at a rate of 8% per annum based on the $3.00 per share stated value. Dividends are payable in arrears on January 1, April 1, July 1, and October 1, 2023. Dividends accrue and cumulate whether or not declared by our board of directors. All accumulated and unpaid dividends compound quarterly at the rate of 8% of the stated value per annum. Dividends are payable at our election in any combination of shares of Series B Convertible Preferred Stock, cash or shares of our common stock.

During the year ended December 31, 2025, the Company's board of directors declared an aggregate of approximately $349,000 of Series B Convertible Preferred Stock dividends, earned as of December 31, 2024; March 31, 2025; June 30, 2025; and September 30, 2025, which have been settled by the issue of an additional aggregate 116,524 shares of Series B Convertible Preferred Stock.

During the year ended December 31, 2024, the Company's board of directors declared an aggregate of approximately $323,000 of Series B Convertible Preferred Stock dividends, earned as of December 31, 2023; March 31, 2024; June 30, 2024; and September 30, 2024, which have been settled by the issue of an additional aggregate 107,652 shares of Series B Convertible Preferred Stock.

Subsequent to December 31, 2025, the Company's board of directors declared a Series B Convertible Preferred Stock dividend, earned as of December 31, 2025, of $92,000, to be settled by the issue of 30,602 additional shares of Series B Convertible Preferred Stock.

Series C Convertible Preferred Stock

On January 17, 2025, the Company issued 25,000 of Series C Convertible Preferred Stock. Each share of Series C Preferred Stock has a stated value of $1,000, and entitles the holder thereof to a preferred dividend at a rate of 7.875% per annum, payable quarterly in arrears. Dividends on each share of Series C Convertible Preferred Stock may be settled in shares of the Company's common stock (subject to satisfaction of certain equity-related conditions) or by capitalizing the dividend by increasing the stated value of such share.

Subsequent to December 31, 2025, on February 3, 2026, all shares of Series C Convertible Preferred Stock then outstanding were redeemed in full.

Recent Sales of Unregistered Securities

Except as previously disclosed in our current reports on Form 8-K and quarterly reports on Form 10-Q or as described under the heading "*Recent Developments—Financing*" in Item 7 below, we did not sell any unregistered securities or repurchase any of our equity securities registered under Section 12 of the Exchange Act during the fiscal year ended December 31, 2025.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our consolidated financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K (the "Financial Statements"). Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 10-K, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements involving risks and uncertainties and should be read together with the "Forward-Looking Statements" and "Risk Factors" sections of this Annual Report on Form 10-K for a discussion of important factors which could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Unless the context otherwise requires, (i) "we", "us", and "our", and the "Company" and "PAVmed" refer to PAVmed Inc. and its subsidiaries, including its subsidiary Lucid Diagnostics Inc. ("Lucid Diagnostics" or "Lucid") and its majority-owned subsidiary Veris Health Inc. ("Veris Health" or "Veris"), (ii) "FDA" refers to the Food and Drug Administration, (iii) "510(k)" refers to a premarket notification, submitted to the FDA by a manufacturer pursuant to § 510(k) of the Food, Drug and Cosmetic Act and 21 CFR § 807 subpart E, (iv) "CLIA" refers to the Clinical Laboratory Improvement Amendments of 1988 and associated regulations set forth in 42 CFR § 493, and (v) "LDT" refers to a diagnostic test, defined by the FDA as "an IVD that is intended for clinical use and designed, manufactured and used within a single laboratory," which is generally subject only to self-certification of analytical validity under the CMS CLIA program.

Overview

PAVmed is a diversified commercial-stage life sciences company operating in the medical device, diagnostics, and digital health sectors. It operates through multiple independently financed subsidiaries under a shared services model. The Company's strategy is to advance and commercialize innovative healthcare technologies through its subsidiaries while maintaining flexibility to structure financing at either the PAVmed level or within its subsidiaries.

The Company's subsidiaries include Lucid Diagnostics, a commercial-stage cancer prevention medical diagnostics company that markets the EsoGuard® Esophageal DNA Test and EsoCheck® Esophageal Cell Collection Device, of which the Company is the largest voting stockholder, and Veris Health, a majority-owned digital health company focused on improving personalized cancer care during treatment and throughout survivorship through digital health tools and the development of an implantable physiological monitor designed to interface with the Veris Cancer Care Platform.

PAVmed continues to support the commercial expansion of EsoGuard through Lucid Diagnostics and to pursue strategic partnerships to expand adoption of the Veris Cancer Care Platform. In addition, PAVmed is developing a medical device portfolio, including its PortIO implantable intraosseous vascular access device and recently licensed endoscopic imaging technology from Duke University. The Company continues to evaluate opportunities to expand its portfolio through internal development and external licensing.

See *Part I, Item 1, Business* above for a more detailed summary of the medical device, diagnostics, and digital health sectors and our key products, including in particular EsoGuard and the Veris Cancer Care Platform, which are currently our two leading products.

Recent Developments

Business

Medicare Coverage (Lucid)

In November 2024, Lucid submitted to MolDx its complete clinical evidence package in support of a request for reconsideration of the non-coverage language in the LCD to secure Medicare coverage for EsoGuard. The EsoGuard clinical evidence package included six new peer-reviewed publications: three clinical validation studies (two in the intended use population, one case control), two clinical utility studies, and one analytical validation study. The current LCD provides clear coverage criteria consistent with the ACG guidelines for esophageal precancer testing. The package was submitted as part of a request for reconsideration of the non-coverage language in the LCD to secure Medicare coverage for EsoGuard.

As part of the LCD reconsideration process, MolDx-participating Medicare Administrative Contractors convened a CAC Meeting regarding the LCD on September 4, 2025. At the meeting, eleven experts, including physicians across multiple specialties (GI, primary care, pathology), major society guideline co-authors (ACG, AGA) and industry leaders (American Foregut Society, American Society for Gastrointestinal Endoscopy), participated in this extensive discussion of the unmet clinical need with respect to early detection of esophageal precancer and the strength of the EsoGuard clinical validity and clinical utility data.

Medical Device Developments

In March 2026, PAVmed hired industry-veteran Joseph Virgilio to serve as PAVmed's Chief Business Officer for Medical Devices. Prior to joining PAVmed, Mr. Virgilio held leadership roles at a diverse group of medical device companies over the course of his 25-year career.

In this capacity, Mr. Virgilio will oversee the development and commercialization of PAVmed's current and future medical device portfolio. Such portfolio includes at this time the Company's PortIO implantable intraosseous vascular access device, which is being developed as a means for infusing fluids, medications and other substances directly into the bone marrow cavity and from there into the central venous circulation. The portfolio also includes technology licensed by PAVmed from Duke University that involves a multi-modality probe combining ("a/LCI") with optical coherence tomography ("OCT"), as more fully described below.

Endoscopic Imaging Technology

In February 2026, PAVmed entered into a definitive license agreement with Duke University, through a newly formed subsidiary, for the exclusive worldwide rights to technology involving a multi-modality probe combining angle-resolved low coherence interferometry ("a/LCI") with optical coherence tomography ("OCT"). This technology may be used to identify and facilitate treatment of advanced esophageal precancer ("dysplasia") during upper endoscopy. The platform is designed to integrate with standard endoscopic procedures and may enable real-time assessment of esophageal tissue to guide clinical decision-making during the procedure. Additionally, as the diagnosis of dysplasia currently relies on biopsy-based approaches, which require tissue sampling and subsequent pathological review, this technology may provide a complementary approach to streamline the evaluation and treatment process.

Recent Developments - continued

Business - continued

Department of Veteran Affairs (Lucid)

In January 2026, Lucid announced that it has been awarded a contract by the U.S. Department of Veterans Affairs for EsoGuard expanding access to esophageal precancer testing across the nation's largest integrated healthcare system, which serves more than nine million enrolled veterans annually. The contract is issued under the VA Federal Supply Schedule and includes pre-negotiated pricing for EsoGuard that matches the established Medicare payment rate determined by the Centers for Medicare & Medicaid Services (CMS), enabling VA hospitals and healthcare facilities nationwide to access EsoGuard through a single, national VA procurement framework.

Real-World Experience Data (Lucid)

In December 2025, Lucid announced results from an 18-month real-world experience evaluating EsoGuard and EsoCheck in approximately 12,000 patients. The analysis demonstrated high technical success rates, rapid procedure times, and appropriate physician utilization in routine clinical practice, consistent with previously reported clinical studies. The data are currently under peer review for publication.

Strategic Commercial Partnership (Veris)

In October 2025, we announced that Veris and The Ohio State University Comprehensive Cancer Center - The James Cancer Hospital and Solove Research Institute ("OSUCCC – The James"), a National Cancer Institute-Designated Comprehensive Cancer Center, launched the commercial phase of their long-term strategic partnership agreement. This transition to a commercial phase follows successful completion of a pilot program conducted at the OSUCCC -- The James.

Clinical Study Publications (Lucid)

In September 2025, a case series published in Gastroenterology & Hepatology highlighted four real-world cases in which EsoGuard facilitated the timely detection of either high-grade dysplasia ("HGD") or intramucosal carcinoma ("IMC"; T1a esophageal adenocarcinoma). In all four cases, the patients had no prior history of EGD, including one individual who had previously declined multiple EGD referrals. Following positive in-office EsoGuard results, each patient proceeded with endoscopic evaluation, which led to successful identification and eradication of disease in all cases. This case series underscores both the clinical utility of EsoGuard in detecting early-stage neoplasia and the ease with which the test can be integrated into standard office workflows to enhance screening uptake and early disease detection.

Russell 2000® and 3000® Indexes (Lucid)

On June 27, 2025, Lucid was added to the Russell 2000® Index and the Russell 3000® Index, following the 2025 annual reconstitution by FTSE Russell.

NCCN Clinical Practice Guidelines Update (Lucid)

In March 2025, Lucid announced that a recent update to the NCCN Guidelines® focused on Esophageal and Esophagogastric Junction Cancers (Version 1.2025) has added a new section on BE screening. The NCCN Guidelines® now reference professional society guidelines on BE screening, including the most recent ACG clinical guideline discussed above, which recommends non-endoscopic biomarker testing, such as EsoGuard performed on samples collected with EsoCheck, as an acceptable alternative to invasive upper endoscopy to detect esophageal precancer.

Highmark Reimbursement Approval

On March 13, 2025, Lucid announced that Highmark Blue Cross Blue Shield, an independent licensee of the Blue Cross and Blue Shield Association, has issued a positive coverage policy for non-invasive screening of esophageal precancer and cancer in New York state. The new policy, which became effective as of May 26, 2025, covers EsoGuard in patients who meet established criteria for esophageal precancer testing consistent with professional society guidelines.

Recent Developments - continued

Financing

Series D Offering and Recapitalization; Series D Conversion

On February 3, 2026, PAVmed entered into subscription agreements with certain accredited investors and, pursuant to and concurrently with the execution of the Subscription Agreements, sold to the Investors, for an aggregate purchase price of $30.0 million, (i) 30,000 shares of the Company's newly designated Series D Preferred Stock, and (ii) warrants (the "Series D Preferred Stock Warrant") to purchase an additional 30,000 shares of Series D Preferred Stock, with each investor receiving 100 shares of Series D Preferred Stock and a warrant to purchase 100 shares of Series D Preferred Stock for each $100 thousand of its investment (the "Offering"). The initial conversion price of the Series D Preferred Stock is $6.50 per share, subject to adjustment in the event of stock splits, stock dividends, and similar transactions.

Concurrently with the Offering, the Company redeemed all 16,962 shares of Series C Preferred Stock outstanding and refinanced all $8.4 million in principal and interest of its 2022 Note, in consideration of a cash payment to the holder thereof (the "Holder") of approximately $22.3 million (which was made using proceeds from the sale of the Series D Preferred Stock), and the issuance to the Holder of an amended and restated 2022 Note (the "2026 Note") with a principal amount of $15.0 million.

The net proceeds of the Offering, taking into account the cash payments made in respect of the redemption of the Series C Preferred Stock and the 2022 Note, were approximately $7.6 million.

On March 27, 2026, PAVmed's shareholders approved the conversion of the Series D Preferred Stock into shares of our common stock. Promptly following such approval, 100% of the Series D Preferred Stock was converted in full into 4,615,393 shares of our common stock.

Notwithstanding the conversion of the Series D Preferred Stock into shares of our common stock, the Series D Preferred Stock Warrants remain outstanding. Upon the publication by Molecular Diagnostic Services Program (MolDx) of a draft local coverage determination that EsoGuard will be covered by Medicare, the Series D Preferred Stock Warrant will be callable by the Company at a price of $0.001 per warrant share. The Company may send written notice to the holders after such condition has been satisfied and, after receipt of such notice, the holders will have 30 days to exercise the warrants. If such warrants are exercised in full, the Company will receive an additional $30 million in cash proceeds in consideration for the issuance of an additional 4,615,393 shares of our common stock.

Reverse Stock Split; Reduction in Authorized Shares

At a special meeting of the Company's stockholders held on December 5, 2025, the Company's stockholders approved a Reverse Split at a specific ratio, ranging from 1-for-10 to 1-for-30, to be determined by the Board in its sole discretion, as well as the Reduction in Authorized Common Stock from 250,000,000 shares to 25,000,000 shares.

Following the special meeting, the Board approved a ratio of 1-for-30 for the Reverse Split. On December 30, 2025, in order to effect the Reverse Split and the Reduction in Authorized Common Stock, the Company filed a certificate of amendment to its certificate of incorporation, as amended, pursuant to which the Reverse Split and the Reduction in Authorized Common Stock became effective on Friday, January 2, 2026.

The purpose of the Reverse Split was to help the Company regain compliance with the $1 minimum bid requirement for continued listing on the Capital Market of the Nasdaq, which it did, as discussed below. All shares and per share amounts set forth herein give effect to the reverse stock split.

NASDAQ Compliance

On January 21, 2026, the Company received a notification letter from the Listing Qualifications department of Nasdaq stating that the Company had regained compliance with the $1 minimum bid price requirement for continued listing on the Nasdaq Capital Market.

As previously reported, on January 23, 2025, the Company had received a notification letter from the Listing Qualifications department stating that, for the prior 30 consecutive business days (through January 22, 2025), the closing bid price of the Company's common stock had been below the minimum of $1 per share required for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). Subsequently, Nasdaq determined that, from January 2, 2026 to January 19, 2026, the closing bid price of the Company's common stock had been at $1 per share or greater. Accordingly, the Company had regained compliance with Nasdaq Listing Rule 5550(a)(2).

Recent Developments - continued

Financing - continued

Veris Financing (June 2025)

On June 23, 2025, Veris entered into subscription agreements (each, a "Veris June 2025 Subscription Agreement") with certain accredited investors (collectively, the "June 2025 Investors"), pursuant to which Veris agreed to sell and the June 2025 Investors agreed to purchase (the "June 2025 Offering") 1,800,000 shares of common stock, par value $0.001 per share, of Veris ("Veris Common Stock") and warrants to purchase 1,800,000 shares of Veris Common Stock ("Veris Warrants"), at a purchase price of $1.40 per share of Veris Common Stock. On the same day, Veris consummated the June 2025 Offering, generating gross proceeds to Veris of approximately $2.5 million. The proceeds of the offering will be used to continue development activities related to Veris' implantable physiological monitor and for general working capital purposes.

The Veris Warrants become exercisable six months after issuance and expire on the earlier of (i) the five-year anniversary of the initial exercise date and (ii) the 60th day following receipt by Veris of FDA approval of its implantable physiological monitor. The Veris Warrants have an exercise price of $1.40 per share, subject to adjustment under certain circumstances.

PAVmed/Veris Financing (February 2025)

On February 18, 2025, the Company and Veris, entered into subscription agreements (each, a "Subscription Agreement") with certain accredited investors (collectively, the "Investors"), pursuant to which the Company agreed to sell and the Investors agreed to purchase (the "Offering") 85,812 shares of the Company's common stock and pre-funded warrants to purchase 25,225 shares of the Company's common stock (the "Pre-Funded Warrants"), at a purchase price of $21.345 per share or warrant share (as applicable). In addition, Veris agreed to issue to each Investor approximately 6.098 shares of Veris' common stock for each share or warrant share (as applicable) purchased by such Investor, for an aggregate of 677,143 shares of Veris' common stock. On February 21, 2025, the Company consummated the Offering, generating gross proceeds to the Company of $2.37 million. The proceeds of the offering will be used to resume development activities related to Veris' implantable physiological monitor and for general working capital purposes.

The Pre-Funded Warrants were exercised as of June 19, 2025.

PAVmed ATM

On April 17, 2025, the Company entered into a Sales Agreement with Maxim, pursuant to which the Company may offer and sell, from time to time through or to Maxim, shares of its common stock. Under the Sales Agreement, the Company may not issue or sell through Maxim a dollar amount of shares that would exceed $2.88 million of shares. The Company will pay Maxim a commission of 3.0% of the aggregate gross sales prices of the shares. The Company intends to use the net proceeds from any such sales for working capital and general corporate purposes.

This facility replaced the "at the market" facility PAVmed previously maintained with Cantor (which facility was on substantially similar terms).

Lucid Diagnostics — Confidentially Marketed Public Offering (September 2025)

On September 11, 2025, Lucid closed on the sale of 28,750,000 shares of its common stock, pursuant to its previously announced offering of shares of common stock at a price of $1.00 per share (the "Lucid September CMPO"). The net proceeds from the Lucid September CMPO, after deducting the underwriting discount and other expenses of the Lucid September CMPO, were approximately $27.0 million. Lucid is using the net proceeds from the Lucid September CMPO for working capital and general corporate purposes.

Lucid ATM Facility

On May 30, 2025, Lucid entered into a Controlled Equity Offering Agreement (also "ATM" or "at-the-market" offering) between Lucid and Maxim Group LLC for up to $25 million of its common stock that may be offered and sold from time to time. Subsequent to December 31, 2025, as of March 27, 2026, Lucid sold 4,161,747 shares through its at-the-market equity facility for net proceeds of approximately $5.3 million, after payment of 3% commissions.

Results of Operations

Overview

Revenue

The Company recognized revenue from subscription revenue derived from its Veris Health Cancer Care Platform. Until September 10, 2024, the date of deconsolidation of Lucid Diagnostics from PAVmed's consolidated results, the Company recognized revenue primarily resulting from the delivery of patient EsoGuard test results when the Company considered the collection of such consideration to be probable to the extent that it is unconstrained.

Cost of revenue

The Company's cost of revenue from subscription revenue was derived from its Veris Health Cancer Care Platform. Until September 10, 2024, the date of deconsolidation of Lucid Diagnostics from PAVmed's consolidated results, the cost of revenues recognized was primarily from the delivery of patient EsoGuard test results and included costs related to EsoCheck device usage, shipment of test collection kits, royalties and the cost of services to process tests and provide results to physicians. We have incurred expenses for tests in the period in which the activities occur, therefore, gross margin as a percentage of revenue has varied from quarter to quarter due to costs being incurred in one period that relate to revenues recognized in a later period.

We expect that gross margin for our services will fluctuate based on the commercialization efforts of our subsidiaries.

Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries and related costs for employees engaged in sales, sales support and marketing activities, as well as advertising and promotion expenses. We anticipate our sales and marketing expenses to decrease in the future compared to historical periods ending on or prior to September 30, 2024 due to the deconsolidation of Lucid as of September 10, 2024, as going forward, the expenses associated with the sales and marketing operations for the Lucid EsoGuard test will no longer recorded within the Company's operating results.

General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs for personnel, travel expenses, facility-related costs, professional fees for accounting, tax, audit and legal services, salaries and related costs for employees involved in third-party payor reimbursement contract negotiations and consulting fees and other expenses associated with obtaining and maintaining patents within our intellectual property portfolio.

We anticipate our general and administrative expenses will decrease in the future compared to historical periods ending on or prior to September 30, 2024 due to the deconsolidation of Lucid as of September 30, 2024, as going forward, the general and administrative expenses, including third-party payor reimbursement costs, incurred by Lucid will no longer be recorded within the Company's operating results. In the future, general and administrative expenses will include those expenses related to being a public company, including fees and expenses for audit, legal, regulatory, tax-related services, insurance premiums and investor relations costs associated with maintaining compliance as a public company for PAVmed and its majority-owned subsidiaries.

Research and development expenses

Research and development expenses are recognized in the period they are incurred and consist principally of internal and external expenses incurred for the development of our products, including:

- consulting costs for engineering design and development;
- salary and benefit costs associated with our medical research personnel and engineering personnel;
- costs associated with submission of regulatory filings;
- cost of laboratory supplies and acquiring, developing, and manufacturing preclinical prototypes; and
- product design engineering studies.

Results of Operations - continued

The expenses of our research and development activities, including our clinical trials, for historical periods ending on or prior to September 30, 2024 were principally related to EsoGuard and the Veris Cancer Care Platform. Due to the deconsolidation of Lucid on September 10, 2024, the expenses in respect of the Company's research and development activities for subsequent historical periods and future periods will include those associated with research and development activities related to the Veris Cancer Care Platform, the PMX incubator program and other products in our pipeline as well as applicable new technologies, as resources permit.

Other Income and Expense, net

Other income and expense, net, consists principally of changes in fair value of our convertible notes and losses on extinguishment of debt upon repayment of such convertible notes.

Presentation of Dollar Amounts

All dollar amounts in this Management's Discussion and Analysis of Financial Condition and Results of Operations are presented as dollars in millions, except for share and per share amounts.

The year ended December 31, 2025 as compared to year ended December 31, 2024

Revenue

In the year ended December 31, 2025, revenue was $0.1 million as compared to $3.0 million for the corresponding period in the prior year. The $2.9 million decrease principally related to the revenue from Lucid's EsoGuard Esophageal DNA Tests not being included in our operating results for the year ended December 31, 2025 as compared to the prior year, during which Lucid's operating results were included through September 10, 2024.

Cost of revenue

In the year ended December 31, 2025, cost of revenue was $0.2 million as compared $4.8 million for the corresponding period in the prior year. The net decrease of $4.6 million was principally related to Lucid's results not being included in our operating results for the year ended December 31, 2025 as compared to the prior year, during which Lucid's operating results were included through September 10, 2024.

Sales and marketing expenses

In the year ended December 31, 2025, sales and marketing costs were approximately $0.9 million as compared to $11.6 million for the corresponding period in the prior year. The net decrease of $10.7 million was principally related to Lucid's results not being included in our operating results for the year ended December 31, 2025 as compared to the prior year, during which Lucid's operating results were included through September 10, 2024.

General and administrative expenses

In the year ended December 31, 2025, general and administrative costs were approximately $16.3 million as compared to $24.5 million for the corresponding period in the prior year. The net decrease of $8.2 million was principally related to Lucid's results not being included in our operating results for the year ended December 31, 2025 as compared to the prior year, during which Lucid's operating results were included through September 10, 2024.

Research and development expenses

In the year ended December 31, 2025, research and development costs were approximately $4.5 million as compared to $5.9 million for the corresponding period in the prior year. The net decrease of $1.4 million was principally related to Lucid's results not being included in our operating results for the year ended December 31, 2025 as compared to the prior year, during which Lucid's operating results were included through September 10, 2024.

Results of Operations - continued

Amortization of Acquired Intangible Assets

The amortization of acquired intangible assets was $0 in the year ended December 31, 2025, as compared to $0.6 million for the corresponding period in the prior year. The decrease of $0.6 million was principally related to Lucid's results not being included in our operating results for the year ended December 31, 2025 as compared to the prior year, during which Lucid's operating results were included through September 10, 2024.

The year ended December 31, 2025 as compared to year ended December 31, 2024 - continued

Other Income and Expense

Change in fair value of convertible debt

In the years ended December 31, 2025 and December 31, 2024, the change in the fair value of our convertible notes was approximately $3.3 million of expense and $0.5 million of income, respectively, related to the April 2022 Senior Convertible Note, the September 2022 Senior Convertible Note, and the Lucid March 2023 Senior Convertible Note. The April 2022 Senior Convertible Note, the September 2022 Senior Convertible Note, and the Lucid March 2023 Senior Convertible Note were initially measured at their issue-date estimated fair value and subsequently remeasured at estimated fair value as of each reporting period date. The Company initially recognized an aggregate of $4.3 million of fair value non-cash expense on the issue dates.

Loss on Debt Extinguishment

In the year ended December 31, 2025, a debt extinguishment loss in the aggregate of approximately $0.1 million was recognized in connection with our September 2022 Senior Convertible Note as discussed below.

- In the year ended December 31, 2025, approximately $0.2 million of principal repayments along with less than $0.1 million of interest expense thereon, were settled through the issuance of 13,377 shares of common stock of the Company, with such shares having a fair value of approximately $0.3 million (with such fair value measured as the quoted closing price of the common stock of the Company on the respective conversion date). The conversions resulted in a debt extinguishment loss of $0.1 million in the year ended December 31, 2025.

In the year ended December 31, 2024, a debt extinguishment loss in the aggregate of approximately $2.5 million was recognized in connection with our April 2022 Senior Convertible Note and September 2022 Senior Convertible Note as discussed below.

- In the year ended December 31, 2024, approximately $1.4 million of principal repayments along with $0.1 million of interest expense thereon, were settled through the issuance of 36,147 shares of common stock of the Company, with such shares having a fair value of approximately $2.0 million (with such fair value measured as the quoted closing price of the common stock of the Company on the respective conversion date). In addition, the Company agreed to pay $1.1 million in cash related to acceleration floor payments on these notes related to the conversion price being below the conversion floor price specified in the notes, recorded as debt extinguishment loss. The conversions and cash paid resulted in a debt extinguishment loss of $1.5 million in the year ended December 31, 2024.
- During the period of January 1, 2024 through September 10, 2024, the date of PAVmed's deconsolidation of Lucid, approximately $2.0 million of principal repayments along with approximately $0.8 million of interest expense thereon, were settled through the issuance of 4,172,002 shares of Lucid common stock, with such shares having a fair value of approximately $3.8 million (with such fair value measured as the quoted closing price of the common stock of Lucid on the respective conversion date). The conversions resulted in a debt extinguishment loss of $1.0 million in the period of January 1, 2024 through September 10, 2024.

See Note 12, *Debt*, to the Financial Statements, for additional information with respect to the April 2022 Senior Convertible Note, the September 2022 Senior Convertible Note, and the Lucid March 2023 Senior Convertible Note.

Results of Operations - continued

The year ended December 31, 2025 as compared to year ended December 31, 2024 - *continued*

Other Income and Expense - *continued*

Gain on Deconsolidation of Lucid

As of December 31, 2024, there were 63,071,950 shares of common stock of Lucid Diagnostics issued and outstanding, of which, the Company held 31,302,444 shares. On September 10, 2024, as a result of changes in the composition of the Company's board of directors described above, in combination with the Company ceasing to have control over a majority of the voting power of Lucid, the Company was considered to cease to have control over Lucid for the purposes of U.S. GAAP, even though it continues to own, and has not disposed any of its, 31,302,444 shares of common stock of Lucid. However, PAVmed retained the ability to exercise significant influence over Lucid. As a result, the Company deconsolidated Lucid. Upon deconsolidation, the Company's ownership of 31,302,444 shares of Lucid Diagnostics common stock was valued at $25.1 million, which resulted in a gain on deconsolidation of $72.3 million in the accompanying consolidated statements of operations for the year ended December 31, 2024.

Change in fair value of Equity Method Investment

At December 31, 2025 and December 31, 2024, the fair value of the Company's investment in Lucid was $34.1 million and $25.6 million, respectively, with the company recognizing an unrealized gain on its investment in Lucid of $8.5 million and $0.5 million, respectively, in the accompanying consolidated statements of operations for the years ended December 31, 2025 and 2024. The fair value of common shares held by the Company was determined using the closing price of Lucid's common stock per share on December 31, 2025 and 2024 of $1.09 and $0.819, respectively.

Deemed Dividend on Series A and Series A-1 Convertible Preferred Stock Exchange Offer

The fair value of the consideration given in the form of the issue of 31,790 shares of Lucid Series B Preferred Stock, with such fair value recognized as the carrying value of such issued shares of Lucid Series B Preferred Stock, as compared to the carrying value of the extinguished Lucid Series A and Series A-1 Preferred Stock (carrying value of $24.3 million), resulting in an excess of fair value of $7.5 million recognized as a deemed dividend charged to accumulated deficit in the consolidated balance sheet on March 13, 2024, with such deemed dividend included as a component of net loss attributable to common stockholders, summarized as follows:

Lucid Series B Convertible Preferred Stock Issuance and Lucid Series A/A-1 Exchange Offer ($ in thousands)		Year Ended December 31, 2024
Fair Value - 31,790 shares of Lucid Series B Preferred Stock issued in exchange for Lucid Series A and Lucid Series A-1 Preferred Stock	$	31,790
Less: Carrying value related to Lucid Series A and Lucid Series A-1 Preferred Stock Exchanged for Lucid Series B Preferred Stock (of 24,295 shares)		(24,294)
Deemed Dividend Charged to Accumulated Deficit	$	7,496

Liquidity and Capital Resources

Our current financing strategy is to obtain capital directly into Lucid, Veris and other subsidiaries to fund any product development or other related activities, while retaining the flexibility to raise capital at the PAVmed level. There are no assurances, however, we will be able to obtain an adequate level of financial resources required for the short-term or long-term commercialization and development of our products and services.

We have financed our operations principally through the public and private issuances of our common stock, preferred stock, common stock purchase warrants, preferred stock purchase warrants, and debt, both at the PAVmed level and, in the case of Lucid and Veris, at the subsidiary level. We are subject to all of the risks and uncertainties typically faced by medical device and diagnostic and medical device companies that devote substantially all of their efforts to the development of a pipeline of products through commercialization, and related ongoing research and development activities and clinical trials. We experienced a net loss before noncontrolling interests of approximately $2.5 million and used approximately $5.2 million of cash in operations for the year ended December 31, 2025. Financing activities provided $5.6 million of cash during the year ended December 31, 2025. We ended the year with cash on-hand of $1.5 million as of December 31, 2025. We expect to continue to experience recurring losses and negative cash flows from operations, and will continue to fund our operations with debt and/or equity financing transactions, including current obligations on the Company's existing convertible debt which in accordance with management's plans may include conversions to equity and refinancing our existing debt obligations to extend the maturity date. The Company's ability to continue operations 12 months beyond the issuance of the financial statements, will depend upon its ability to control its operating costs within the limits of the amounts collected from its management service contracts with its non-consolidated subsidiaries, to substantially increase its revenues from the Veris Cancer Care platform, and to raise additional capital through various potential sources including equity or debt financings, the exercise of outstanding warrants by the holders thereof or refinancing or restructuring existing debt obligations. These factors raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the accompanying consolidated financial statements are issued.

Issue of Shares of Our Common Stock

During the year ended December 31, 2025:

- We issued 40,553 shares of our common stock for net proceeds of approximately $0.8 million, after payment of 3% commissions, through our at-the-market equity facility with Cantor (which has since been replaced by a similar facility with Maxim Group LLC). See below for more information.

- We issued 13,377 shares of our common stock in satisfaction of approximately $0.2 million of principal repayments along with less than $0.1 million of interest expense thereon under the September 2022 Senior Convertible Note.

- We issued 375,834 shares of our common stock as a result of conversions of $4.5 million of our Series C Preferred Stock.

- We issued 85,812 shares of our common stock and pre-funded warrants to purchase 25,225 shares of our common stock (which shares have been subsequently issued upon exercise of such warrants), in combination with the issuance of 677,143 shares of Veris, for gross proceeds of approximately $2.37 million.

- We issued 5,081 shares of our common stock to vendors in exchange for approximately $0.1 million of agreed upon services, which is included in general and administrative operating expenses on the Company's consolidated statement of operations.

Subsequent to December 31, 2025, the Company and its subsidiaries completed a number of financing-related transactions. See *Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Financing,* above for more details on these transactions.

Senior Notes

On April 4, 2022 we sold to an investor a Senior Secured Convertible Note with a face value principal of $27.5 million (the "April 2022 Senior Convertible Note"). The April 2022 Senior Secured Convertible Note had an initial contractual maturity date of April 4, 2024, which maturity date the investor agreed to extend by one year, to April 4, 2025. The April 2022 Senior Convertible Note was satisfied in full in connection with the Exchange.

On September 8, 2022 we sold to the same investor an additional Senior Secured Convertible Note with a face value principal of $11.25 million (the "September 2022 Senior Convertible Note"). The September 2022 Senior Secured Convertible Note had an initial contractual maturity date of September 6, 2024, which maturity date has been now extended to December 31, 2025. A portion of the September 2022 Senior Convertible Note was satisfied in connection with the Exchange.

Subsequent to December 31, 2025, on February 3, 2026, we consummated a series of financing-related transactions (the "February 2026 Financing"), in connection with which we refinanced the September 2022 Senior Secured Convertible Note by issuing to the holder thereof an amended and restated September 2022 Senior Secured Convertible Note with a face value principal of $15.0 million (the "2026 Note"). The February 2026 Financing generated gross proceeds to the Company of approximately $7.6 million. The 2026 Note has an initial contractual maturity date of February 3, 2029.

See Note 12, Debt, to the Financial Statements for additional information about the September 2022 Senior Convertible Note. See also Note 4, Equity Method Investment, to the Financial Statements for additional information about the September 2022 Senior Convertible Note as it relates to the MSA.

Liquidity and Capital Resources - continued

Convertible Preferred Stock

On November 15, 2024, the Company entered into an Exchange Agreement (the "Debt Exchange Agreement") with the holder (the "Holder") of the April 2022 Senior Convertible Note and the September 2022 Senior Convertible Note. The Debt Exchange Agreement provided for the exchange (the "Exchange") of $22.3 million in principal amount of the April 2022 Senior Convertible Note and the September 2022 Senior Convertible Note and interest thereon for 22,347 shares of Series C Preferred Stock. On January 17, 2025, after satisfaction of all conditions to closing, the parties consummated the Exchange.

On November 20, 2024, the Company entered into a Securities Purchase Agreement (the "Series C Securities Purchase Agreement") with the Holder. The Series C Securities Purchase Agreement provided for the purchase of 2,653 shares of Series C Preferred Stock at a price of $1,000 per share, with the purchase price to be satisfied through the cancellation of $2.6 million of certain unsecured debt obligations owed by the Company to the Holder (the "Purchase"). On January 24, 2025, after satisfaction of all conditions to closing, the parties consummated the Purchase.

Subsequent to December 31, 2025, on February 3, 2026, the Company consummated the February 2026 Financing, in connection with which we sold to certain accredited investors (i) 30,000 shares of Series D Preferred Stock, and (ii) warrants (the "Series D Warrants") to purchase an additional 30,000 shares of Series D Preferred Stock, with each investor receiving 100 shares of Series D Preferred Stock and a warrant to purchase 100 shares of Series D Preferred Stock for each $100,000 of its investment. Concurrently therewith, the Company redeemed all 16,962 shares of Series C Preferred Stock outstanding.

The Series D Warrants entitle the holders thereof to purchase an aggregate of 30,000 shares of Series D Preferred Stock at an exercise price of $1,000 per share. The Series D Warrants expire on February 3, 2031. Commencing on the publication by Molecular Diagnostic Services Program (MolDx) of a draft local coverage determination that EsoGuard will be covered by Medicare, the Series D Warrants will be callable by the Company at a price of $0.001 per warrant share. The Company may send written notice to the holders after such condition has been satisfied and, after receipt of such notice, the holders will have 30 days to exercise the Series D Warrants. If such warrants are exercised in full, the Company will receive an additional $30 million in cash proceeds in consideration for the issuance of an additional 4,615,393 shares of our common stock.

See Note 14, Preferred Stock, to the Financial Statements for additional information about the Series C Preferred Stock and the Series D Preferred Stock.

PAVmed Inc. ATM Facility

In the year ended December 31, 2025, the Company sold 40,553 shares through its at-the-market equity facility with Cantor Fitzgerald & Co. and for net proceeds of approximately $0.8 million, after payment of 3% commissions.

On April 17, 2025, the Company entered into a Sales Agreement with Maxim, pursuant to which the Company may offer and sell, from time to time through or to Maxim, shares of its common stock. Under the Sales Agreement, the Company may not issue or sell through Maxim a dollar amount of shares that would exceed $2.88 million of shares. The Company will pay Maxim a commission of 3.0% of the aggregate gross sales prices of the shares. The Company intends to use the net proceeds from any such sales for working capital and general corporate purposes. This facility replaces the "at the market" facility PAVmed previously maintained with Cantor (which facility was on substantially similar terms).

PAVmed/Veris Financing (February 2025)

On February 21, 2025, the Company, Veris and certain accredited investors consummated an offering (the "February 2025 Offering") of 85,812 shares of the Company's common stock and pre-funded warrants to purchase 25,225 shares of the Company's common stock (the "Pre-Funded Warrants"), at a purchase price of $21.345 per share or warrant share (as applicable). In addition, Veris issued to each participating investor approximately 6.098 shares of Veris' common stock for each share or warrant share (as applicable) purchased by such investor, for an aggregate of 677,143 shares of Veris' common stock. The February 2025 Offering generated gross proceeds to the Company of $2.37 million. The Pre-Funded Warrants were classified (through their date of exercise, on June 19, 2025) as equity as they were indexed to the Company's own stock and met the criteria for equity classification. The proceeds received were recorded in additional paid-in capital with no subsequent remeasurement.

The Pre-Funded Warrants were exercised as of June 19, 2025.

Liquidity and Capital Resources - continued

Veris Financing (June 2025)

On June 23, 2025, Veris and certain accredited investors consummated an offering (the "June 2025 Offering") of 1,800,000 shares of common stock, par value $0.001 per share, of Veris ("Veris Common Stock") and warrants to purchase 1,800,000 shares of Veris Common Stock ("Veris Warrants"), at a purchase price of $1.40 per share of Veris Common Stock. The June 2025 Offering generated gross proceeds to Veris of approximately $2.5 million. The proceeds of the offering will be used to continue development activities related to Veris' implantable physiological monitor and for general working capital purposes.

The Veris Warrants become exercisable six months after issuance and expire on the earlier of (i) the five-year anniversary of the initial exercise date and (ii) the 60th day following receipt by Veris of FDA approval of its implantable physiological monitor. The Veris Warrants have an exercise price of $1.40 per share, subject to adjustment as described below. The Veris Warrants may be exercised only for cash. The exercise price and number and type of securities or other property issuable on exercise of the Veris Warrants may be adjusted in certain circumstances, including in the event of a stock split or combination, stock dividend, or a recapitalization, reorganization, merger or similar transaction. In addition, if Veris completes a subsequent equity raise at a lower valuation, the exercise price of the Veris Warrants will be reduced to such lower valuation and the number of shares issuable on exercise of the Veris Warrants will be increased so that the aggregate exercise price remains the same.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions affecting the reported amounts of assets, liabilities, and equity, along with the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the corresponding periods. In accordance with U.S. GAAP, we base our estimates on historical experience and on various other assumptions we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in our consolidated financial notes, we believe the following accounting estimates to be critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Fair Value Option ("FVO") Election

Under a Securities Purchase Agreement dated March 31, 2022, the Company issued a Senior Secured Convertible Note dated April 4, 2022, referred to herein as the "April 2022 Senior Convertible Note", and a Senior Secured Convertible Note dated September 8, 2022, referred to herein as the "September 2022 Senior Convertible Note", which are accounted under the "fair value option election" as discussed below.

Under a Securities Purchase Agreement dated March 13, 2023, Lucid Diagnostics issued a Senior Secured Convertible Note dated March 21, 2023, referred to herein as the "Lucid March 2023 Senior Convertible Note", which is accounted under the "fair value option election", through September 10, 2024, the date of Lucid's deconsolidation from PAVmed's results of operations, as discussed below.

Under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 815, *Derivative and Hedging*, ("ASC 815"), a financial instrument containing embedded features and /or options may be required to be bifurcated from the financial instrument host and recognized as separate derivative asset or liability, with the bifurcated derivative asset or liability initially measured at estimated fair value as of the transaction issue date and then subsequently remeasured at estimated fair value as of each reporting period balance sheet date.

Alternatively, FASB ASC Topic 825, *Financial Instruments*, ("ASC 825") provides for the "fair value option" ("FVO") election. In this regard, ASC 825-10-15-4 provides for the FVO election (to the extent not otherwise prohibited by ASC 825-10-15-5) to be afforded to financial instruments, wherein the financial instrument is initially measured at estimated fair value as of the transaction issue date and then subsequently remeasured at estimated fair value as of each reporting period balance sheet date, with changes in the estimated fair value recognized as other income (expense) in the statement of operations. The estimated fair value adjustment of the April 2022 Senior Convertible Note, the September 2022 Senior Convertible Note and (through September 10, 2024, Lucid's deconsolidation date) the Lucid March 2023 Senior Convertible Note are presented in a single line item within other income (expense) in the accompanying consolidated statement of operations (as provided for by ASC 825-10-50-30(b)). Further, as required by ASC 825-10-45-5, to the extent a portion of the fair value adjustment is attributed to a change in the instrument-specific credit risk, such portion would be recognized as a component of other comprehensive income ("OCI") (for which there was no such adjustment with respect to the April 2022 Senior Convertible Note, the September 2022 Senior Convertible Note or (through September 10, 2024, Lucid's deconsolidation date) the Lucid March 2023 Senior Convertible Note).

The estimated fair values recognized utilized PAVmed and Lucid's common stock prices, along with certain Level 3 inputs, in the development of Monte Carlo simulation models, discounted cash flow analyses, and /or Black-Scholes valuation models. The estimated fair values are subjective and are affected by changes in inputs to the valuation models and analyses, including the respective common stock prices, the dividend yields, the risk-free rates based on U.S. Treasury security yields, and certain other Level-3 inputs including, assumptions regarding the estimated volatility in the value of the respective common stock prices. Changes in these assumptions can materially affect the recognized estimated fair values.

See Note 11, *Financial Instruments Fair Value Measurements*, with respect to the FVO election; and Note 12, *Debt*, for a discussion of the April 2022 Senior Convertible Note, the September 2022 Senior Convertible Note and the Lucid March 2023 Senior Convertible Note.

Recent Accounting Standards

Recent Accounting Standards Updates Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)—Improvements to Income Tax Disclosures ("ASU 2023-09"), which is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 provide for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for the Company prospectively to all annual periods beginning after December 15, 2024. Early adoption is permitted. The guidance was adopted by the Company effective January 1, 2025, on a prospective basis. The adoption of this standard did not have a material impact on the Company's consolidated financial statements, but resulted in new or expanded disclosures upon adoption.

Recent Accounting Standards Updates Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update enhances financial statement disclosures by requiring public business entities to disclose specified information about certain costs and expenses including the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, and (d) intangible asset amortization included in each relevant expense caption. The update also requires disclosure of certain amounts that are already required to be disclosed under current GAAP, disclosure of a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and disclosure of the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. The amendments in this update may be applied either prospectively or retrospectively and are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the potential impact of this guidance on its consolidated financial statements.

In October 2023, the FASB issued ASU No. 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative. This update modifies the disclosure or presentation requirements of a variety of topics in the Accounting Standards Codification to conform with certain SEC amendments in Release No. 33-10532, Disclosure Update and Simplification. The amendments in this update should be applied prospectively, and the effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or S-K becomes effective. However, if the SEC has not removed the related disclosure from its regulations by June 30, 2027, the amendments will be removed from the Codification and not become effective. Early adoption is prohibited. The Company is currently evaluating the potential impact of this guidance on its consolidated financial statements and disclosures.

Off-Balance sheet arrangements

We do not have any off-balance sheet arrangements.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

Not applicable.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements, together with the report of our independent registered public accounting firm, appear herein commencing on page F-1 of this Annual Report on Form 10-K and are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based on such evaluation, our principal executive officer and principal financial officer concluded our disclosure controls and procedures (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) were effective as of such date to provide reasonable assurance the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting, as such term is defined in Exchange Act Rules 13(a)-15(f). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the U.S.

Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;
- provide reasonable assurance our transactions are recorded as necessary to permit preparation of our financial statements in accordance with accounting principles generally accepted in the U.S., and our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and;
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets could have a material effect on the financial statements.

Due to its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect all misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time. Our system contains self-monitoring mechanisms, so actions will be taken to correct deficiencies as they are identified.

Our management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded our system of internal control over financial reporting was effective as of December 31, 2025.

This Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC to permit us to provide only management's report in this Form 10-K.

Changes to Internal Controls Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item *9B.* Other Information

During the fiscal quarter ended *December 31, 2025*, none of our directors or officers (as defined in Rule *16a-1* under the Exchange Act) adopted or terminated a "Rule *10b5-1* trading arrangement" or "non-Rule *10b5-1* trading arrangement" (as those terms are defined in Item *408* of Regulation S-K).

In *March 2026,* the Company issued *225,000* shares of its common stock to an investor relations consultant in consideration of services provided. The offer and sale of the shares of common stock was exempt from the registration requirements of the Securities Act of *1933,* as amended (the "Securities Act"), pursuant to Section *4*(a)(*2*) of the Securities Act, because, among other things, the transaction did *not* involve a public offering, the investors are accredited investors, the investors are taking the securities for investment and *not* resale and the Company took appropriate measures to restrict the transfer of the securities.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item *10.* Directors, Executive Officers and Corporate Governance

The information required by this Item 10 is incorporated by reference to our Proxy Statement for the *2026* Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within *120* days of the fiscal year ended *December 31, 2025*.

Item *11.* Executive Compensation

The information required by this Item 11 is incorporated by reference to our Proxy Statement for the *2026* Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within *120* days of the fiscal year ended *December 31, 2025*.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is incorporated by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended December 31, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended December 31, 2025.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 is incorporated by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended December 31, 2025.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)   The following documents filed as a part of the report:

(1)   The following financial statements:
        Report of Independent Registered Public Accounting Firm (PCAOB ID#199)
        Report of Independent Registered Public Accounting Firm (PCAOB ID#688)
        Consolidated Balance Sheets
        Consolidated Statements of Operations
        Consolidated Statements of Changes in Stockholders' Equity (Deficit)
        Consolidated Statements of Cash Flows
        Notes to Consolidated Financial Statements

(2)   The financial statement schedules:
        Schedules other than those listed above are omitted for the reason they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto. Columns omitted from schedules filed have been omitted because the information is not applicable.

(3)   The following exhibits:

Exhibit No.	Description	Incorporation by Reference		
		Form	Exhibit No.	Date
3.1.1	Certificate of Incorporation	S-1	3.1	4/22/15
3.1.2	Certificate of Amendment to Certificate of Incorporation	S-1	3.2	4/22/15
3.1.3	Certificate of Amendment to Certificate of Incorporation, dated October 1, 2018	8-K	3.1	10/2/18
3.1.4	Certificate of Amendment to Certificate of Incorporation, dated June 26, 2019	8-K	3.1	6/27/19
3.1.5	Certificate of Amendment to Certificate of Incorporation, dated July 24, 2020	8-K	3.1	7/27/20
3.1.6	Certificate of Amendment to Certificate of Incorporation, dated June 21, 2022	8-K	3.1	6/22/22
3.1.7	Certificate of Amendment to Certificate of Incorporation, dated January 15, 2025	8-K	3.1	1/15/25
3.1.8	Certificate of Amendment to Certificate of Incorporation, dated December 30, 2025	8-K	3.1	12/30/25
3.1.9	Form of Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock	8-K/A	3.1	4/20/18
3.1.10	Form of Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock	8-K	4.1	1/21/25
3.1.11	Form of Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock	8-K	4.1	2/3/26
3.2	Amended and Restated Bylaws	8-K	3.1	1/15/21
4.1	Description of Registrant's Securities	*		
4.2	Specimen Common Stock Certificate	S-1/A	4.2	9/29/15
4.3	Form of PAVmed 2026 Note	8-K	4.2	2/4/26
4.4	Form of Lucid Diagnostics 2024 Convertible Note	8-K (LUCD)	4.1	11/29/24
4.5	Form of Warrant to Purchase Series D Preferred Stock	8-K	4.1	2/4/26
10.1	Patent Option Agreement	S-1	10.1	4/22/15
10.2.1	Form of Letter Agreement with HCFP Capital Partners III LLC	S-1	10.4.1	4/22/15
10.2.2	Form of Letter Agreement with Pavilion Venture Partners LLC	S-1	10.4.2	4/22/15
10.3.1	Letter agreement regarding corporate opportunities executed by Lishan Aklog, M.D.	S-1	10.5.1	4/22/15
10.3.2	Letter agreement regarding corporate opportunities executed by Michael Glennon	S-1	10.5.2	4/22/15

		Incorporation by Reference		
Exhibit No.	Description	Form	Exhibit No.	Date
10.4#	Amended and Restated Employment Agreement between PAVmed Inc. and Lishan Aklog, M.D.	8-K	10.1	3/20/19
10.5#	Amended and Restated Employment Agreement between PAVmed Inc. and Dennis M. McGrath	8-K	10.2	3/20/19
10.6#	PAVmed Inc. Sixth Amended and Restated 2014 Long-Term Incentive Equity Plan	DEFA 14A	Annex A	5/9/25
10.7#	PAVmed Inc. Employee Stock Purchase Plan	DEF 14A	Annex B	4/30/21
10.8#	Employment Agreement between PAVmed Inc. and Michael A. Gordon	10-K	10.9	3/14/23
10.9#	Employment Agreement between PAVmed Inc. and Shaun M. O'Neil	8-K	10.1	2/24/22
10.10.1	Amended and Restated License Agreement, dated as of August 23, 2021, by and between Case Western Reserve University and Lucid Diagnostics Inc.	S-1/A (LUCD)	10.2	10/1/21
10.10.2†	First Amendment to Amended and Restated License Agreement, dated as of February 15, 2024, by and between Case Western Reserve University and Lucid Diagnostics Inc.	10-K (LUCD)	10.2.2	3/24/25
10.10.3†	Second Amendment to Amended and Restated License Agreement, dated as of November 7, 2024, by and between Case Western Reserve University and Lucid Diagnostics Inc.	10-K (LUCD)	10.2.3	3/24/25
10.11	Form of Stock Option Agreement	10-K	10.12	3/14/23
10.12	Form of Indemnification Agreement	10-K	10.13	3/14/23
10.13.1	Form of Securities Purchase Agreement (2026 Note)	8-K	10.1	4/4/22
10.13.2	Form of Security Agreement (2026 Note)	8-K	10.2	4/4/22
10.13.3	Form of Amendment Agreement	8-K	10.1	2/4/26
10.14	Sales Agreement, dated as of April 17, 2025, by and between Maxim Group LLC and PAVmed Inc.	8-K	1.1	4/17/25
10.15	Form of Registration Rights Agreement (Series D Preferred Stock)	8-K	10.2	2/4/26
10.16.1‡	Form of Securities Purchase Agreement (Lucid 2024 Convertible Notes)	8-K (LUCD)	10.1	11/29/24
10.16.2	Form of Registration Rights Agreement (Lucid 2024 Convertible Notes)	8-K (LUCD)	10.2	11/29/24
10.16.3	Form of Guaranty (Lucid 2024 Convertible Notes)	8-K (LUCD)	10.3	11/29/24
10.16.4‡	Form of Security Agreement (Lucid 2024 Convertible Notes)	8-K (LUCD)	10.4	11/29/24
10.17.1	Management Services Agreement, dated as of May 12, 2018, by and between PAVmed Inc. and Lucid Diagnostics Inc.	S-1/A (LUCD)	10.4.1	10/7/21
10.17.2	Eighth Amendment to Management Services Agreement, dated as of March 22, 2024, by and between PAVmed Inc. and Lucid Diagnostics Inc.	10-K (LUCD)	10.4.9	3/25/24
10.17.3	Ninth Amendment to Management Services Agreement, dated as of August 6, 2024, by and between PAVmed Inc. and Lucid Diagnostics Inc.	10-Q (LUCD)	10.2	8/12/24
10.17.4	Tenth Amendment to Management Services Agreement, dated as of December 15, 2025, by and between PAVmed Inc. and Lucid Diagnostics Inc.	*		
14.1	Form of Code of Ethics	10-K	14.1	3/14/23
19.1	Insider Trading Policy	10-K	19.1	3/24/25
21.1	List of Subsidiaries	*		
23.1	Consent of CBIZ CPAs P.C.	*		
23.2	Consent of Marcum LLP	*		
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*		

Exhibit No.	Description	Incorporation by Reference		
		Form	Exhibit No.	Date
31.2	Certification of Principal Financial and Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*		
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	*		
32.2	Certification of Principal Financial and Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	*		
97.1	Form of Compensation Clawback Policy	10-K	97.1	3/25/24
101.INS	Inline XBRL Instance Document	*		
101.SCH	Inline XBRL Taxonomy Extension Schema	*		
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase	*		
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase	*		
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase	*		
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase	*		
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)			

*   Filed herewith

\#   Management contract or compensatory plan or arrangement.

†   Certain confidential portions of this exhibit were omitted by means of marking such portions with asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

‡   Certain exhibits and schedules have been omitted pursuant to Item 601(b)(10) of Regulation S-K. The registrant hereby undertakes to furnish a copy of any omitted exhibit or schedule upon request by the Securities and Exchange Commission.

LUCD   Lucid Diagnostics Inc.

Item 16. Form 10-K Summary

None

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PAVmed Inc.

March 27, 2026   By:*/s/ Dennis M. McGrath*
                                                                              Dennis M. McGrath
                                                                              President and Chief Financial Officer
                                                                              (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes both Lishan Aklog, M.D. and Dennis M. McGrath or either of them acting in the absence of the others, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments to this report, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission.

Signature	Title	Date
/s/ Lishan Aklog, M.D. Lishan Aklog, M.D.	Chairman of the Board of Directors Chief Executive Officer *(Principal Executive Officer)*	March 27, 2026
/s/ Dennis M. McGrath Dennis M. McGrath	President Chief Financial Officer *(Principal Financial and Accounting Officer)*	March 27, 2026
/s/ Michael J. Glennon Michael J. Glennon	Vice Chairman Director	March 27, 2026
/s/ Debra J. White Debra J. White	Director	March 27, 2026
/s/ Ronald M. Sparks Ronald M. Sparks	Director	March 27, 2026
/s/ Timothy Baxter Timothy Baxter	Director	March 27, 2026
/s/ Sundeep Agrawal, M.D. Sundeep Agrawal, M.D.	Director	March 27, 2026

PAVMED INC.
and SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements   Page

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
PAVmed Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of PAVmed Inc. and Subsidiaries (the "Company") as of December 31, 2025, the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the year ended December 31, 2025 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2019 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

New York, NY
March 27, 2026

<center>**Report of Independent Registered Public Accounting Firm**</center>

To the Stockholders and Board of Directors of
PAVmed Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of PAVmed Inc. and Subsidiaries (the "Company") as of December 31, 2024, the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant operating losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We served as the Company's auditor from 2019 to 2025.

New York, NY
March 24, 2025, except for the effects of the reverse stock split described in Note 3, as to which the date is March 27, 2026

<center>F-3</center>

PAVMED INC.
and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands except number of shares and per share data)

	December 31, 2025	December 31, 2024
Assets:		
Current assets:		
Cash	$ 1,538	$ 1,185
Accounts receivable	15	18
Prepaid expenses, deposits, and other current assets	1,004	961
Total current assets	2,557	2,164
Fixed assets, net	77	151
Operating lease right-of-use assets	2,002	2,500
Equity method investment - at fair value	34,120	25,637
Other assets	56	208
Total assets	$ 38,812	$ 30,660
Liabilities, Preferred Stock and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 678	$ 657
Accrued expenses and other current liabilities	2,486	5,176
Operating lease liabilities, current portion	573	513
Senior Secured Convertible Notes - at fair value	11,100	29,100
Total current liabilities	14,837	35,446
Operating lease liabilities, less current portion	1,675	2,247
Total liabilities	16,512	37,693
Commitments and contingencies (Note 10)		
Stockholders' Equity:		
Preferred stock, $0.001 par value. Authorized, 20,000,000 shares; Series B Convertible Preferred Stock, par value $0.001, issued and outstanding 1,529,389 at December 31, 2025 and 1,412,865 shares at December 31, 2024	3,665	3,316
Preferred stock, $0.001 par value. Authorized, 20,000,000 shares; Series C Convertible Preferred Stock, stated value $1,080, issued and outstanding of 19,457 at December 31, 2025 and no shares issued and outstanding as of December 31, 2024	21,013	—
Common stock, $0.001 par value. Authorized, 25,000,000 shares (Note 15); 927,934 and 373,300 shares outstanding as of December 31, 2025 and December 31, 2024, respectively	1	1
Additional paid-in capital	268,019	249,153
Accumulated deficit	(258,731)	(254,965)
Total PAVmed Inc. Stockholders' Equity (Deficit)	33,967	(2,495)
Noncontrolling interests	(11,667)	(4,538)
Total Stockholders' Equity (Deficit)	22,300	(7,033)
Total Liabilities and Stockholders' Equity (Deficit)	$ 38,812	$ 30,660

See accompanying notes to the consolidated financial statements.

PAVMED INC.
and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except number of shares and per share data)

	Years Ended December 31,		
	2025		**2024**
Revenue	$ 71	$	2,995
Operating expenses:			
Cost of revenue	218		4,840
Sales and marketing	917		11,627
General and administrative	16,250		24,524
Amortization of acquired intangible assets	—		559
Research and development	4,492		5,932
Total operating expenses	21,877		47,482
Operating loss	(21,806)		(44,487)
Other income (expense):			
Interest income	29		254
Interest expense	(21)		(45)
Gain on deconsolidation of subsidiary	—		72,287
Change in fair value - equity method investment	8,483		532
Change in fair value - Senior Secured Convertible Notes	(3,289)		462
Debt extinguishments loss - Senior Secured Convertible Notes	(58)		(2,535)
Debt modification expense	—		(2,000)
Management fee income	13,777		3,850
Grant income	416		109
Other income (expense), net	19,337		72,914
Income (loss) before provision for income tax	(2,469)		28,427
Provision for income taxes	—		—
Net income (loss) before noncontrolling interests	(2,469)		28,427
Net loss attributable to the noncontrolling interests	2,870		11,364
Net income (loss) attributable to PAVmed Inc.	401		39,791
Less: Series B Convertible Preferred Stock dividends earned	(356)		(329)
Less: Series C Convertible Preferred Stock dividends earned	(1,784)		—
Less: Deemed dividend on Series C Convertible Preferred Stock	(2,035)		—
Less: Deemed dividend on Subsidiary Preferred Stock attributable to the noncontrolling interests	—		(7,496)
Net income (loss) attributable to PAVmed Inc. common stockholders	$ (3,774)	$	31,966
Per share information[1]:			
Net income (loss) per share attributable to PAVmed Inc. common stockholders – basic	$ (5.63)	$	99.15
Net income (loss) per share attributable to PAVmed Inc. common stockholders – diluted	$ (5.63)	$	14.90
Weighted average common shares outstanding, basic	670,466		322,407
Weighted average common shares outstanding, diluted	670,466		2,173,398

[1]Reflects the Company's 1-for-30 reverse stock split that became effective January 2, 2026. Refer to Note 3 - Summary of Significant Accounting Policies for further information.

See accompanying notes to the consolidated financial statements.

PAVMED INC.
and SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
for the YEAR ENDED December 31, 2025
(in thousands, except number of shares and per share data)

| | PAVmed Inc. Stockholders' Equity (Deficit) | | | | | | | | | |
| | Series B Convertible Preferred Stock | | Series C Convertible Preferred Stock | | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Non controlling Interest | Total |
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance - December 31, 2024	1,412,865	$ 3,316	—	$ —	373,300	$ 1	$ 249,153	$ (254,965)	$ (4,538)	$ (7,033)
Dividends declared - Series B Convertible Preferred Stock	116,524	349	—	—	—	—	—	(349)	—	—
Issue common stock - PAVM ATM Facility	—	—	—	—	40,553	—	841	—	—	841
Vest - restricted stock awards	—	—	—	—	8,752	—	—	—	—	—
Conversions - Senior Secured Convertible Note	—	—	—	—	13,377	—	260	—	—	260
Impact of subsidiary equity transactions	—	—	—	—	—	—	8,412	—	(8,412)	—
Issuance - vendor service agreement	—	—	—	—	5,081	—	103	—	402	505
Issuance - common stock private placement offering with pre-funded warrants and Veris Health common stock issuance, net of issuance costs	—	—	—	—	85,812	—	1,422	—	948	2,370
Issuance - common stock - subsidiary, net of issuance costs	—	—	—	—	—	—	—	—	2,488	2,488
Issuance through debt exchange - Series C Convertible Preferred Stock, net of financing fees	—	—	22,347	22,347	—	—	(109)	—	—	22,238
Issuance through unsecured debt obligation cancellation - Series C Convertible Preferred Stock	—	—	2,653	2,653	—	—	—	—	—	2,653
Conversions - Series C Convertible Preferred Stock	—	—	(4,352)	(4,510)	375,834	—	4,510	—	—	—
Exchange Series C Convertible Preferred Stock to Senior Secured Convertible Debt	—	—	(1,191)	(1,260)	—	—	—	—	—	(1,260)
Dividends earned - Series C Convertible Preferred Stock	—	—	—	1,783	—	—	—	(1,783)	—	—
Deemed dividend on Series C Convertible Preferred Stock	—	—	—	—	—	—	2,035	(2,035)	—	—
Exercise Pre-funded warrants	—	—	—	—	25,225	—	—	—	—	—
Stock-based compensation - PAVmed Inc.	—	—	—	—	—	—	1,392	—	—	1,392
Stock-based compensation - subsidiaries	—	—	—	—	—	—	—	—	315	315
Net income (loss)	—	—	—	—	—	—	—	401	(2,870)	(2,469)
Balance - December 31, 2025	1,529,389	$ 3,665	19,457	$ 21,013	927,934	$ 1	$ 268,019	$ (258,731)	$ (11,667)	$ 22,300

See accompanying notes to the consolidated financial statements.

PAVMED INC.
and SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
for the YEAR ENDED December 31, 2024
(in thousands, except number of shares and per share data)

| | PAVmed Inc. Stockholders' Equity (Deficit) | | | | | | | |
| | Series B Convertible Preferred Stock | | Common Stock | | Additional Paid-In | Accumulated | Non controlling | |
	Shares	Amount	Shares	Amount	Capital	Deficit	Interest	Total
Balance - December 31, 2023	1,305,213	$ 2,993	285,943	$ 1	$ 237,608	$ (294,433)	$ 29,813	$(24,018)
Dividends declared - Series B Convertible Preferred Stock	107,652	323	—	—	—	(323)	—	—
Issue common stock - PAVM ATM Facility	—	—	34,412	—	1,308	—	—	1,308
Vest - restricted stock awards	—	—	4,538	—	—	—	—	—
Conversions - Senior Secured Convertible Note	—	—	36,147	—	2,020	—	—	2,020
Conversions - subsidiary common stock - Senior Secured Convertible Note	—	—	—	—	—	—	3,801	3,801
Exercise - stock options of subsidiary	—	—	—	—	—	—	4	4
Purchase - Employee Stock Purchase Plan	—	—	1,145	—	62	—	—	62
Purchase - subsidiary common stock - Employee Stock Purchase Plan	—	—	—	—	—	—	353	353
Impact of subsidiary equity transactions	—	—	—	—	4,414	—	(4,414)	—
Issuance - vendor service agreement	—	—	11,115	—	350	—	401	751
Issuance - subsidiary preferred stock (Series A-1)	—	—	—	—	—	—	5,670	5,670
Exchange - subsidiary preferred stock (Series A and Series A-1)	—	—	—	—	—	—	(24,294)	(24,294)
Issuance through exchange - subsidiary preferred stock (Series B and Series B-1)	—	—	—	—	—	—	31,790	31,790
Issuance through sale - subsidiary preferred stock (Series B and Series B-1)	—	—	—	—	—	—	24,129	24,129
Subsidiary deemed dividends on preferred stock attributable to noncontrolling interests	—	—	—	—	—	—	(7,496)	(7,496)
Stock-based compensation - PAVmed Inc.	—	—	—	—	2,681	—	—	2,681
Stock-based compensation - subsidiaries	—	—	—	—	360	—	3,408	3,768
Transfer of intellectual property to Lucid Diagnostics Inc	—	—	—	—	350	—	—	350
Deconsolidation of subsidiary	—	—	—	—	—	—	(56,339)	(56,339)
Net income (loss)	—	—	—	—	—	39,791	(11,364)	28,427
Balance - December 31, 2024	1,412,865	$ 3,316	373,300	$ 1	$ 249,153	$ (254,965)	$ (4,538)	$ (7,033)

See accompanying notes to the consolidated financial statements.

PAVMED INC.
and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except number of shares and per share data)

	Years Ended December 31,	
	2025	**2024**
Cash flows from operating activities		
Net income (loss) - before noncontrolling interest ("NCI")	$ (2,469)	$ 28,427
Adjustments to reconcile net income (loss) - before NCI to net cash used in operating activities		
Depreciation and amortization expense	105	1,198
Stock-based compensation	1,707	6,449
Gain on deconsolidation of subsidiary	—	(72,287)
Change in fair value - equity method investment	(8,483)	(532)
Amortization of common stock payment for vendor service agreement	505	598
Change in fair value - Senior Secured Convertible Notes	3,289	(462)
Debt extinguishment loss - Senior Secured Convertible Note	58	2,535
Non-cash lease expense	(16)	8
Changes in operating assets and liabilities:		
Accounts receivable	3	43
Prepaid expenses, deposits and current and other assets	109	832
Accounts payable	24	(59)
Accrued expenses and other current liabilities	(38)	(304)
Net cash flows used in operating activities	(5,206)	(33,554)
Cash flows from investing activities		
Purchase of equipment	(31)	(55)
Decrease in cash due to deconsolidation of subsidiary	—	(16,479)
Proceeds from sale of intellectual property to Lucid Diagnostics Inc.	—	350
Net cash flows provided by (used in) investing activities	(31)	(16,184)
Cash flows from financing activities		
Proceeds – issue of preferred stock - subsidiary	—	29,798
Proceeds – issue of common stock and pre-funded warrants, net of financing fees	2,370	—
Proceeds – issue of common stock - subsidiary, net of financing costs	2,488	—
Payment – financing costs – debt exchange	(109)	—
Payment – Senior Secured Convertible Note – acceleration floor payments	—	(531)
Proceeds – issue of common stock - At-The-Market Facility	841	1,598
Proceeds – issue common stock – Employee Stock Purchase Plan	—	62
Proceeds – subsidiary common stock – Employee Stock Purchase Plan	—	353
Proceeds – exercise of stock options issued under equity plan of subsidiary	—	4
Net cash flows provided by financing activities	5,590	31,284
Net increase (decrease) in cash	353	(18,454)
Cash, beginning of period	1,185	19,639
Cash, end of period	$ 1,538	$ 1,185

See accompanying notes to the consolidated financial statements.

PAVMED INC.
and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in these accompanying notes are presented in thousands, except number of shares and per-share amounts.)

Note *1* — The Company

Description of the Business

PAVmed is a diversified commercial-stage life sciences company operating in the medical device, diagnostics, and digital health sectors. It operates through multiple independently financed subsidiaries under a shared services model. The Company's strategy is to advance and commercialize innovative healthcare technologies through its subsidiaries while maintaining flexibility to structure financing at either the PAVmed level or within its subsidiaries.

The Company's subsidiaries include Lucid Diagnostics, a commercial-stage cancer prevention medical diagnostics company that markets the EsoGuard® Esophageal DNA Test and EsoCheck® Esophageal Cell Collection Device, of which the Company is the largest voting stockholder, and Veris Health, a majority-owned digital health company focused on improving personalized cancer care during treatment and throughout survivorship through digital health tools and the development of an implantable physiological monitor designed to interface with the Veris Cancer Care Platform.

PAVmed continues to support the commercial expansion of EsoGuard through Lucid Diagnostics and to pursue strategic partnerships to expand adoption of the Veris Cancer Care Platform. In addition, PAVmed is developing a medical device portfolio, including its PortIO implantable intraosseous vascular access device and recently licensed endoscopic imaging technology from Duke University. The Company continues to evaluate opportunities to expand its portfolio through internal development and external licensing.

Note *2* — Liquidity and Going Concern

The Company's management is required to assess the Company's ability to continue as a going concern for the *one* year period following the date of the financial statements being issued. In each reporting period, including interim periods, an entity is required to assess conditions known and reasonably knowable as of the financial statement issuance date to determine whether it is probable an entity will *not* meet its financial obligations within *one* year from the financial statement issuance date. Substantial doubt about an entity's ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate it is probable the entity will be unable to meet its financial obligations as they become due within *one* year after the date the financial statements are issued.

The Company has financed its operations principally through public and private issuances of its common stock, preferred stock, common stock purchase warrants, preferred stock purchase warrants and debt. The Company is subject to all of the risks and uncertainties typically faced by medical device and diagnostic companies that devote substantially all of their efforts to the development of a pipeline of products through commercialization, and related ongoing research and development activities and clinical trials. The Company generated $0.1 million of revenue for the year ended *December 31, 2025*, however the Company expects to continue to experience recurring losses and to generate negative cash flows from operating activities in the near future.

The Company incurred a net loss attributable to PAVmed Inc. common stockholders of approximately $3.8 million and had net cash flows used in operating activities of approximately $5.2 million for the year ended *December 31, 2025*. As of *December 31, 2025*, the Company had negative working capital of approximately $12.3 million, with such working capital inclusive of the Senior Secured Convertible Notes classified as a current liability of an aggregate of approximately $11.1 million and approximately $1.5 million of cash. Subsequent to *December 31, 2025*, on *February 3, 2026*, concurrent with the Series D Preferred Stock Offering (as defined below), the Company redeemed all 16,962 shares of Series C Preferred Stock outstanding and refinanced all $8,415 in principal and interest of its *September 2022* Senior Convertible Note, in consideration of a cash payment to the holder of approximately $22,346 (which was made using proceeds from the sale of the Series D Preferred Stock), and the issuance of the *2026* Note (as defined below) with a principal amount of $15.0 million face value principal. Refer to Note *12,* Debt and Note *14,* Preferred Stock for additional information.

The Company's ability to continue operations *12* months beyond the issuance of the financial statements, will depend upon its ability to control its operating costs within the limits of the amounts collected from its management service contracts with its non-consolidated subsidiaries, to substantially increase its revenues from the Veris Cancer Care platform, and to raise additional capital through various potential sources including equity or debt financings, the exercise of outstanding warrants by the holders thereof or refinancing or restructuring existing debt obligations. These factors raise substantial doubt about the Company's ability to continue as a going concern within *one* year after the date the accompanying consolidated financial statements are issued.

Note *3* — Summary of Significant Accounting Policies

Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), and applicable rules and regulations of the United States Securities and Exchange Commission ("SEC"), and include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Company has a controlling financial interest in Veris Health Inc., with the corresponding noncontrolling interest included as a separate component of consolidated stockholders' equity (deficit), including the recognition in the consolidated statement of operations of a net loss attributable to the noncontrolling interest based on the respective minority-interest equity ownership of each subsidiary. As of *September 10, 2024,* PAVmed ceased to have a controlling financial interest in Lucid Diagnostics and therefore PAVmed's consolidated results of operations include Lucid Diagnostics' results of operations only through that date. The deconsolidation of Lucid Diagnostics has resulted in a gain recognized in PAVmed's statement of operations for the year ended *December 31, 2024.* From *September 10, 2024,* PAVmed has elected the fair value option to account for its equity method investment in Lucid Diagnostics. See below and Note *4, Equity Method Investment* for a discussion on the impact of the deconsolidation of Lucid Diagnostics. See Note *16, Noncontrolling Interest*, for a discussion of each of the subsidiaries noted above. The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions.

All amounts in the accompanying consolidated financial statements and these notes thereto are presented in thousands of dollars, if *not* otherwise noted as being presented in millions of dollars, except for shares and per share amounts.

Reverse Stock Split

In *October 2025,* the Company distributed a proxy statement for a special meeting of shareholders that was held on *December 5, 2025 (*the "Special Meeting"), at which the Company sought approval of an amendment to the Company's Certificate of Incorporation, to effect, (i) a reverse split of the Company's outstanding shares of common stock at a specific ratio, ranging from *1*-for-10 to *1*-for-30, to be determined by the board of directors of the Company in its sole discretion, and (ii) an associated reduction in the number of shares of common stock the Company is authorized to issue, from 250,000,000 shares to 25,000,000 shares. On *December 5, 2025,* the shareholders approved the above proposal to amend the Company's Certificate of Incorporation, to effect, at any time prior to the *one*-year anniversary date of the Special Meeting. On *December 30, 2025* the Company's board of directors, unanimously authorized management to effect the reverse split at the ratio of *1*-for-30. The reverse stock split became effective on *January 2, 2026.* At the effective date, every 30 shares of the Company's common stock that were issued and outstanding were automatically combined into *one* issued and outstanding share, without any change in par value of such shares. *No* fractional shares were issued in connection with the reverse stock split. Instead, each fractional share remaining after completion of the reverse stock split that was less than a whole share was rounded up to *one* whole share. The reverse stock split also correspondingly affected all outstanding PAVmed equity awards and outstanding convertible securities.

All authorized, issued and outstanding stock and per share amounts contained in the accompanying consolidated financial statements have been adjusted to reflect this reverse stock split for all prior periods presented.

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and the determination of corresponding carrying value reserve, if any, and liabilities and the disclosure of contingent losses, as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Significant estimates in these consolidated financial statements include those related to the estimated fair value of debt obligations, preferred stock, stock-based equity awards, and common stock purchase warrants. Other significant estimates include the estimated incremental borrowing rate, the provision or benefit for income taxes and the corresponding valuation allowance on deferred tax assets. Additionally, management's assessment of the Company's ability to continue as a going concern involves the estimation of the amount and timing of future cash inflows and outflows. On an ongoing basis, the Company evaluates its estimates and assumptions. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable. Due to inherent uncertainty involved in making estimates, actual results reported in future periods *may* be affected by changes in these estimates.

Note *3* — Summary of Significant Accounting Policies - continued

Cash

The Company maintains its cash at a major financial institution with high credit quality. At times, the balance of its cash deposits *may* exceed federally insured limits. The Company has *not* experienced losses on deposits with commercial banks and financial institutions which exceed federally insured limits.

Included in the Company's cash as of *December 31, 2025* and *December 31, 2024* is $299 related to a restricted deposit account for a standby letter of credit associated with our corporate headquarters which has a lease maturity date in *2030*.

Offering Costs

Offering costs consist of certain legal, accounting, and other advisory fees incurred related to the Company's efforts to raise debt and equity capital. Offering costs in connection with equity financing are recognized as either an offset against the financing proceeds to extent the underlying security is equity classified or a current period expense to extent the underlying security is liability classified or for which the fair value option is elected. Offering costs, lender fees, and warrants issued in connection with debt financing, to the extent the fair value option is *not* elected, are recognized as debt discount, which reduces the reported carrying value of the debt, with the debt discount amortized as interest expense, generally over the contractual term of the debt agreement, to result in a constant rate of interest. Offering costs associated with in-process capital financing are accounted for as deferred offering costs.

Revenue Recognition

Revenues are recognized when the satisfaction of the performance obligation occurs, in an amount that reflects the consideration the Company expects to collect in exchange for those services. Until *September 10, 2024,* the date of deconsolidation of Lucid Diagnostics' operations from the Company's, the Company's revenue was primarily generated by Lucid's laboratory testing services utilizing its EsoGuard Esophageal DNA tests. The services are completed upon release of a patient's test result to the ordering healthcare provider. Revenue recognized is inclusive of both variable consideration in connection with an individual patient's *third*-party insurance coverage policy and fixed consideration in connection with a contracted services arrangement with an unrelated *third* party legal entity. To determine revenue recognition for the arrangements that the Company determines are within the scope of ASC *606, Revenue from Contracts with Customers*, the Company performs the following *five* steps: (*1*) identify the contract(s) with a customer, (*2*) identify the performance obligations in the contract, (*3*) determine the transaction price, (*4*) allocate the transaction price to the performance obligations in the contract and (*5*) recognize revenue when (or as) the entity satisfies a performance obligation.

The key aspects considered by the Company in determining recognized revenue during the period covered by the financial statements herein (during which revenue generated by Lucid during the pre-deconsolidation period that met this criteria is included in our results of operations) include the following:

Contracts—The Company's customer is primarily the patient, but the Company does *not* enter into a formal reimbursement contract with a patient. The Company establishes a contract with a patient in accordance with other customary business practices, which is the point in time an order is received from a provider and a patient specimen has been returned to the laboratory for testing. Payment terms are a function of a patient's existing insurance benefits, including the impact of coverage decisions with Center for Medicare & Medicaid Services ("CMS") and applicable reimbursement contracts established between the Company and payers. However, when a patient is considered self-pay, the Company requires payment from the patient prior to the commencement of the Company's performance obligations. The Company's consideration can be deemed variable or fixed depending on the structure of specific payer contracts, and the Company considers collection of such consideration to be probable to the extent that it is unconstrained.

Performance obligations—A performance obligation is a promise in a contract to transfer a distinct good or service (or a bundle of goods or services) to the customer. The Company's contracts have a single performance obligation, which is satisfied upon rendering of services, which culminates in the release of a patient's test result to the ordering healthcare provider. The Company elects the practical expedient related to the disclosure of unsatisfied performance obligations, as the duration of time between providing testing supplies, the receipt of a sample, and the release of a test result to the ordering healthcare provider is far less than *one* year.

Note *3* — Summary of Significant Accounting Policies - continued

Transaction price—The transaction price is the amount of consideration that the Company expects to collect in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of *third* parties (for example, some sales taxes). The consideration expected to be collected from a contract with a customer *may* include fixed amounts, variable amounts, or both.

If the consideration derived from the contracts is deemed to be variable, the Company estimates the amount of consideration to which it will be entitled in exchange for the promised goods or services. The Company limits the amount of variable consideration included in the transaction price to the unconstrained portion of such consideration. In other words, the Company recognizes revenue up to the amount of variable consideration that is *not* subject to a significant reversal until additional information is obtained or the uncertainty associated with the additional payments or refunds is subsequently resolved.

When the Company does *not* have significant historical experience or that experience has limited predictive value, the constraint over estimates of variable consideration *may* result in *no* revenue being recognized upon delivery of patient EsoGuard test results to the ordering healthcare provider. As such, the Company recognizes revenue up to the amount of variable consideration *not* subject to a significant reversal until additional information is obtained or the uncertainty associated with additional payments or refunds, if any, is subsequently resolved. Differences between original estimates and subsequent revisions, including final settlements, represent changes in estimated expected variable consideration, with the change in estimate recognized in the period of such revised estimate. With respect to a contracted service arrangement, the fixed consideration revenue is recognized on an as-billed basis upon delivery of the laboratory test report with realization of such fixed consideration deemed probable based upon actual historical experience.

Allocate transaction price—The transaction price is allocated entirely to the performance obligation contained within the contract with a customer on the basis of the relative standalone selling prices of each distinct good or service.

Practical Expedients—The Company does *not* adjust the transaction price for the effects of a significant financing component, as at contract inception, the Company expects the collection cycle to be *one* year or less.

Fixed Assets

Fixed assets are stated at cost and depreciated using the straight-line method over the assets' estimated useful lives. Additions and improvements are capitalized, including direct and indirect costs incurred to validate equipment and bring to working conditions. The costs for maintenance and repairs are expensed as incurred.

Leases

The Company adopted FASB ASC Topic *842, Leases*, ("ASC *842*") effective *December 31, 2021*. All significant lease agreements and contractual agreements with embedded lease agreements are accounted for under the provisions of ASC *842,* wherein, if the contractual arrangement: involves the use of a distinct identified asset; provides for the right to substantially all the economic benefits from the use of the asset throughout the contractual period; and provides for the right to direct the use of the asset. A lease agreement is accounted for as either a finance lease or an operating lease. Under both a finance lease and an operating lease, the Company recognizes as of the lease commencement date a lease right-of-use ("ROU") asset and a corresponding lease payment liability.

A lease ROU asset represents the Company's right to use an underlying asset for the lease term, and the lease liability represents its contractual obligation to make lease payments. The lease ROU asset is measured at the lease commencement date as the present value of the future lease payments plus initial direct costs incurred. The Company recognizes lease expense of the amortization of the lease ROU asset for an operating lease on a straight-line basis over the lease term; and for financing leases on a straight-line basis unless another basis is more representative of the pattern of economic benefit. The operating ROU asset also includes any lease incentives received for improvements to leased property, when the improvements are lessee-owned. For improvements to leased property that are lessor-owned, the Company includes amounts the Company incurred for the improvements as ROU assets which are amortized on a straight-line basis over the life of the lease.

The lease liability is measured at the lease commencement date with the discount rate generally based on the Company's incremental borrowing rate (to the extent the lease implicit rate is *not* known nor determinable), with interest expense recognized using the interest method for financing leases.

Note *3* — Summary of Significant Accounting Policies - continued

Certain leases *may* include options to extend or terminate the agreement. The Company does *not* assume renewals in determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement. As well, an option to terminate is considered unless it is reasonably certain the Company will *not* exercise the option. The Company elected the practical expedient to *not* recognize a lease ROU asset and lease payment liability for leases with a term of *twelve* months or less ("short-term leases"), resulting in the aggregate lease payments being recognized on a straight line basis over the lease term. Additionally, the Company elected the practical expedient to *not* separate lease and non-lease components.

Impairment - Long Lived Assets

The Company reviews its long-lived assets, including intangible assets with finite lives, for recoverability whenever events or changes in circumstances indicate the carrying amount of the assets *may not* be fully recoverable. The Company evaluates assets for potential impairment by comparing estimated future undiscounted net cash flows to the carrying amount of the asset. If the carrying amount of the assets exceeds the estimated future undiscounted cash flows, impairment is measured based on the difference between the carrying amount of the assets and fair value which is generally an expected present value cash flow technique. The assessment and determination of the existence of an impairment indicator comprises measurable operating performance criteria as well as qualitative factors deemed relevant and appropriate to such evaluation.

Stock-Based Compensation

Stock-based awards are made to members of the board of directors of the Company, the Company's employees and the Company's consultants, under each of the PAVmed *2014* Equity Plan and the Lucid Diagnostics *2018* Equity Plan. The Company accounts for stock-based compensation in accordance with the provisions of FASB ASC Topic *718, Stock Compensation* ("ASC *718*").

The grant date estimated fair value of the stock-based award is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective stock-based award, with such straight-line recognition adjusted, as applicable, so the cumulative expense recognized is at least equal to or greater than the estimated fair value of the vested portion of the respective stock-based award as of the reporting date.

The Company uses the Black-Scholes valuation model to estimate the fair value of stock options granted under both the PAVmed *2014* Equity Plan and the Lucid Diagnostics *2018* Equity Plan, which requires the Company to make certain weighted average valuation estimates and assumptions for stock-based awards, principally as follows:

- With respect to the PAVmed *2014* Equity Plan, the expected stock price volatility is based on the historical stock price volatility of PAVmed Inc. common stock over the period commensurate with the expected term with respect to stock options granted to the board of directors and employees in the years ended *December 31, 2025* and *2024*;

- With respect to stock options granted under the Lucid Diagnostics *2018* Equity Plan, the expected stock price volatility is based on the historical stock price volatility of Lucid Diagnostics common stock and the volatilities of similar entities within the medical device industry over the period commensurate with the expected term with respect to stock options granted to employees in the year ended *December 31, 2024;*

- The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period commensurate with either the expected term or the remaining contractual term, as applicable, of the stock option; and,

- The expected dividend yield is based on annual dividends of $0.00 as there have *not* been dividends paid to-date, and there is *no* plan to pay dividends for the foreseeable future.

The price per share of PAVmed Inc. common stock used in the computation of estimated fair value of stock options and restricted stock awards granted under the PAVmed *2014* Equity Plan is its quoted closing price per share.

The price per share of Lucid Diagnostics common stock used in the computation of estimated fair value of stock options and restricted stock awards granted under the Lucid Diagnostics *2018* Equity Plan is its quoted closing price per share.

Note *3* — Summary of Significant Accounting Policies - continued

Financial Instruments Fair Value Measurements

FASB ASC Topic *820, Fair Value Measurement*, (ASC *820*) defines fair value as the price which would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at a transaction measurement date. The ASC *820 three*-tier fair value hierarchy prioritizes the inputs used in the valuation methodologies, as follows:

Level   *1* Valuations based on quoted prices for identical assets and liabilities in active markets.

Level   *2* Valuations based on observable inputs other than quoted prices included in Level *1,* such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets which are *not* active, or other inputs observable or can be corroborated by observable market data.

Level   *3* Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The Company evaluates its financial instruments to determine if those instruments or any embedded components of those instruments potentially qualify as derivatives required to be separately accounted for in accordance with FASB ASC Topic *815,* D*erivatives and Hedging* (ASC *815*). The accounting for warrants issued to purchase shares of common stock of the Company is based on the specific terms of the respective warrant agreement, and are generally classified as equity, but *may* be classified as a derivative liability if the warrant agreement provides required or potential full or partial cash settlement. A warrant classified as a derivative liability, or a bifurcated embedded conversion or settlement option classified as a derivative liability, is initially measured at its issue-date fair value, with such fair value subsequently adjusted at each reporting period, with the resulting fair value adjustment recognized as other income or expense. If upon the occurrence of an event resulting in the warrant liability or the embedded derivative liability being subsequently classified as equity, or the exercise of the warrant or the conversion option, the fair value of the derivative liability will be adjusted on such date-of-occurrence, with such date-of-occurrence fair value adjustment recognized as other income or expense, and then the derivative liability will be derecognized at such date-of-occurrence fair value.

The recurring and non-recurring estimated fair value measurements are subjective and are affected by changes in inputs to the valuation models, including the Company's common stock price, and certain Level *3* inputs, including, the assumptions regarding the estimated volatility in the value of the Company's common stock price; the Company's dividend yield; the likelihood and timing of future dilutive transactions, as applicable, along with the risk-free rates based on U.S. Treasury security yields. Changes in these assumptions can materially affect the estimated fair values.

As of *December 31, 2025* and *2024*, the carrying values of cash, and accounts payable, approximate their respective fair value due to the short-term nature of these financial instruments.

Equity Method Investments

Businesses that are *not* consolidated, but over which PAVmed exercises significant influence, are accounted for under the equity method of accounting. The determination as to whether or *not* PAVmed exercises significant influence with respect to a company depends on an evaluation of several factors, including, among others, representation on the company's board of directors and equity ownership level, which is generally between a *20%* and a *50%* interest in the voting securities of an equity method business, as well as voting rights associated with PAVmed's holdings in common stock in that company. PAVmed accounts for Lucid Diagnostics as an equity method investment beginning on *September 10, 2024* through the year ended *December 31, 2025*.

Fair Value Option ("FVO") Election

Under a Securities Purchase Agreement dated *March 31, 2022,* the Company issued a Senior Secured Convertible Note dated *April 4, 2022,* referred to herein as the *"April 2022* Senior Convertible Note", and a Senior Secured Convertible Note dated *September 8, 2022,* referred to herein as the *"September 2022* Senior Convertible Note", which are accounted under the "fair value option election" as discussed below.

Note _3_ — Summary of Significant Accounting Policies - continued

Under a Securities Purchase Agreement dated _March 13, 2023,_ Lucid Diagnostics issued a Senior Secured Convertible Note dated _March 21, 2023,_ referred to herein as the "Lucid _March 2023_ Senior Convertible Note", which is accounted under the "fair value option election", through _September 10, 2024,_ the date of Lucid's deconsolidation from PAVmed's results of operations, as discussed below.

Under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic _815, Derivative and Hedging_, ("ASC _815_"), a financial instrument containing embedded features and /or options _may_ be required to be bifurcated from the financial instrument host and recognized as separate derivative asset or liability, with the bifurcated derivative asset or liability initially measured at estimated fair value as of the transaction issue date and then subsequently remeasured at estimated fair value as of each reporting period balance sheet date.

Alternatively, FASB ASC Topic _825, Financial Instruments_, ("ASC _825_") provides for the "fair value option" ("FVO") election. In this regard, ASC _825-10-15-4_ provides for the FVO election (to the extent _not_ otherwise prohibited by ASC _825-10-15-5_) to be afforded to financial instruments, wherein the financial instrument is initially measured at estimated fair value as of the transaction issue date and then subsequently remeasured at estimated fair value as of each reporting period balance sheet date, with changes in the estimated fair value recognized as other income (expense) in the statement of operations. The estimated fair value adjustment of the _April 2022_ Senior Convertible Note, the _September 2022_ Senior Convertible Note and (through _September 10, 2024,_ Lucid's deconsolidation date) the Lucid _March 2023_ Senior Convertible Note are presented in a single line item within other income (expense) in the accompanying consolidated statement of operations (as provided for by ASC _825-10-50-30_(b)). Further, as required by ASC _825-10-45-5,_ to the extent a portion of the fair value adjustment is attributed to a change in the instrument-specific credit risk, such portion would be recognized as a component of other comprehensive income ("OCI") (for which there was _no_ such adjustment with respect to the _April 2022_ Senior Convertible Note, the _September 2022_ Senior Convertible Note or (through _September 10, 2024,_ Lucid's deconsolidation date) the Lucid _March 2023_ Senior Convertible Note).

See Note _11, Financial Instruments Fair Value Measurements_, with respect to the FVO election; and Note _12, Debt_, for a discussion of the _April 2022_ Senior Convertible Note, the _September 2022_ Senior Convertible Note and the Lucid _March 2023_ Senior Convertible Note.

From and after _September 10, 2024,_ the date of Lucid's deconsolidation from PAVmed's results of operation, the Company's investment in Lucid is treated as an equity method investment accounted for using the fair value option. Shares of Lucid Diagnostics common stock have a readily determinable fair value classified as Level _1,_ in which the fair value is determined based upon quoted market prices in an active market.

Preferred Stock

Preferred stock issued by the Company that is subject to mandatory redemption would be classified as a liability instrument in the Company's consolidated balance sheets and would be measured at fair value at the date of issuance. Conditionally redeemable preferred stock (including preferred stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events _not_ solely within the Company's control) would be classified within mezzanine equity in the Company's consolidated balance sheets. At all other times, preferred stock is classified within stockholders' equity (deficit).

Research and Development Expenses

Research and development expenses are recognized as incurred and include the salary and stock-based compensation of employees engaged in product research and development activities, and the costs related to the Company's various contract research service providers, suppliers, engineering studies, supplies, and outsourced testing and consulting fees, as well as depreciation expense and rental costs for equipment used in research and development activities, and fees incurred for access to certain facilities of contract research service providers.

Patent Costs and Purchased Patent License Rights

Patent related costs in connection with filing and prosecuting patent applications and patents filed by the Company are expensed as incurred and are included in the line item captioned "general and administrative expenses" in the accompanying consolidated statements of operations. Patent fee reimbursement expense incurred under the patent license agreement agreements are included in the line item captioned "general and administrative" expenses in the accompanying consolidated statements of operations.

Note *3* — **Summary of Significant Accounting Policies** - continued

The Company has entered into agreements with *third* parties to acquire technologies for potential commercial development. Such agreements generally require an initial payment by the Company when the contract is executed. The purchase of patent license rights for use in research and development activities, including product development, are expensed as incurred and are classified as research and development expense. Additionally, the Company *may* be obligated to make future royalty payments in the event the Company commercializes the technology and achieves a certain sales volume, which is included in cost of revenues in the accompanying consolidated statements of operations. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") Topic *730,* "*Research and Development*", ("ASC *730*"), expenditures for research and development, including upfront licensing fees and milestone payments associated with products *not* yet been approved by the United States Food and Drug Administration ("FDA"), are charged to research and development expense as incurred. Future contract milestone and /or royalty payments will be recognized as expense when achievement of the milestone is determined to be probable and the amount of the corresponding milestone can be objectively estimated.

Income Taxes

The Company accounts for income taxes using the asset and liability method, as required by FASB ASC Topic *740, Income Taxes*, (ASC *740*). Current tax liabilities or receivables are recognized for estimated income tax payable and/or refundable for the current year. Deferred tax assets and deferred tax liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, along with net operating loss and tax credit carryforwards. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred tax assets and deferred tax liabilities are recorded in the provision for income taxes.

Under ASC *740,* a "more-likely-than-*not*" criterion is applied when assessing the estimated realization of deferred tax assets through their utilization to reduce future taxable income, or with respect to a deferred tax asset for tax credit carryforward, to reduce future tax expense. A valuation allowance is established, when necessary, to reduce deferred tax assets, net of deferred tax liabilities, when the assessment indicates it is more-likely-than-*not,* the full or partial amount of the net deferred tax asset will *not* be realized. As a result of the evaluation of the positive and negative evidence bearing upon the estimated realizability of net deferred tax assets, and based on a history of operating losses, it is more-likely-than-*not* the deferred tax assets will *not* be realized, and therefore a valuation allowance reserve equal to the full amount of the deferred tax assets, net of deferred tax liabilities, has been recognized as a charge to income tax expense as of *December 31, 2025* and *2024*.

The Company recognizes the benefit of an uncertain tax position it has taken or expects to take on its income tax return if such a position is more-likely-than-*not* to be sustained upon examination by the taxing authorities, with the tax benefit recognized being the largest amount having a greater than *50%* likelihood of being realized upon ultimate settlement. As of *December 31, 2025*, the Company does not have any unrecognized tax benefits resulting from uncertain tax positions.

The Company's policy is to record interest and penalties related to income taxes as part of its income tax provision. There were no amounts accrued for penalties or interest as of *December 31, 2025* and *December 31, 2024* or recognized during the years ended *December 31, 2025* and *2024*. The Company is *not* aware of any issues under review to potentially result in significant payments, accruals, or material deviations from its position.

Earnings Per Share

Earnings per share is computed by dividing each respective net income or net loss by the number of "basic weighted average common shares outstanding" and "diluted weighted average shares outstanding" for the reporting period indicated. The basic weighted-average shares common shares outstanding are computed on a weighted average based on the number of days the shares of common stock of the Company are issued and outstanding during the respective reporting period indicated. The diluted weighted average common shares outstanding are the sum of the basic weighted-average common shares outstanding plus the number of common stock equivalents' incremental shares on an if-converted basis, computed using the treasury stock method, computed on a weighted average based on the number of days the incremental shares would potentially be issued and outstanding during the periods indicated, if dilutive. The Company's common stock equivalents include convertible preferred stock, convertible debt, common stock purchase warrants, and stock options and unvested restricted stock awards granted under the PAVmed Inc. *2024* Long-Term Incentive Equity Plan.

Note *3* — Summary of Significant Accounting Policies - continued

Notwithstanding, as the Company has a net loss for the reporting period ended *December 31, 2025,* only the basic weighted average common shares outstanding are used to compute the basic and diluted net loss per share attributable to PAVmed Inc. common stockholders, for the reporting period ended *December 31, 2025.*

The Series B Convertible Preferred Stock dividends earned as of the each of the respective periods are included in the calculation of basic and diluted net loss attributable to PAVmed Inc. common stockholders for each respective period presented. Further, the Series B Convertible Preferred Stock has the right to receive common stock dividends. As such, the Series B Convertible Preferred Stock would potentially be considered participating securities under the *two*-class method of calculating net loss per share.

Recently Adopted Accounting Pronouncements

In *December 2023,* the FASB issued ASU *No. 2023-09,* Income Taxes (Topic *740*)—Improvements to Income Tax Disclosures ("ASU *2023-09*"), which is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU *2023-09* provide for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU *2023-09* is effective for the Company prospectively to all annual periods beginning after *December 15, 2024.* Early adoption is permitted. The guidance was adopted by the Company effective *January 1, 2025,* on a prospective basis. The adoption of this standard did *not* have a material impact on the Company's consolidated financial statements, but resulted in new or expanded disclosures upon adoption. Refer to Note *17, Income Taxes* for further information.

Recent Accounting Standards Updates *Not* Yet Adopted

In *November 2024,* the FASB issued ASU *No. 2024-03,* Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic *220-40*): Disaggregation of Income Statement Expenses. This update enhances financial statement disclosures by requiring public business entities to disclose specified information about certain costs and expenses including the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, and (d) intangible asset amortization included in each relevant expense caption. The update also requires disclosure of certain amounts that are already required to be disclosed under current GAAP, disclosure of a qualitative description of the amounts remaining in relevant expense captions that are *not* separately disaggregated quantitatively, and disclosure of the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. The amendments in this update *may* be applied either prospectively or retrospectively and are effective for annual reporting periods beginning after *December 15, 2026,* and interim reporting periods beginning after *December 15, 2027.* Early adoption is permitted. The Company is currently evaluating the potential impact of this guidance on its consolidated financial statements.

In *October 2023,* the FASB issued ASU *No. 2023-06,* Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative. This update modifies the disclosure or presentation requirements of a variety of topics in the Accounting Standards Codification to conform with certain SEC amendments in Release *No. 33-10532,* Disclosure Update and Simplification. The amendments in this update should be applied prospectively, and the effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-*X* or S-K becomes effective. However, if the SEC has *not* removed the related disclosure from its regulations by *June 30, 2027,* the amendments will be removed from the Codification and *not* become effective. Early adoption is prohibited. The Company is currently evaluating the impact this update will have on its consolidated financial statements and disclosures.

Note *4* — Equity Method Investment

On *September 10, 2024,* following preferred equity transactions completed by Lucid earlier in *2024* and the termination of voting proxies entered into between PAVmed and certain shareholders of Lucid, PAVmed's voting interest in the Company was reduced to less than 50.0%, resulting in the loss of a controlling financial interest. However, PAVmed retains the ability to exercise significant influence over Lucid. As a result, the Company deconsolidated Lucid. The following table reflects the net assets of Lucid at the time of deconsolidation:

Assets:		
Current assets:		
Cash	$	16,479
Prepaid expenses, deposits, and other current assets		3,474
Total current assets		19,953
Fixed assets, net		964
Operating lease right-of-use assets		2,871
Intangible assets, net		877
Other assets		379
Total assets		25,044
Liabilities:		
Current liabilities:		
Accounts payable		1,069
Accrued expenses and other current liabilities		1,674
Operating lease liabilities, current portion		865
Senior Secured Convertible Notes - at fair value		10,268
Total current liabilities		13,876
Operating lease liabilities, less current portion		2,011
Total liabilities		15,887
Net Assets of Lucid Diagnostics at September 10, 2024	$	9,157

Upon deconsolidation, the Company owned 31,302,444 shares of Lucid Diagnostics common stock, which were valued at $25.1 million, resulting in a gain on deconsolidation of $72.3 million in the accompanying consolidated statements of operations for the year ended *December 31, 2024.* The Company recorded the following:

Investment in former Consolidated Subsidiary (Fair Value of Lucid common stock)	$	25,105
Add: Noncontrolling interest - Lucid		56,339
Less: Net Assets of Former Consolidated Subsidiary - Lucid		(9,157)
Gain on Deconsolidation of Lucid	$	72,287

After the Company's deconsolidation of Lucid, the Company accounts for its investment in Lucid as an equity method investment with the election of the fair value option. Due to the Company's continuing involvement and significant influence over operating and financial policies, Lucid is considered a related party of the Company.

The following presents summarized financial information related to Lucid accounted for under the equity method as of *December 31, 2025*. This aggregate information has been compiled from the financial statements of Lucid.

		December 31, 2025		December 31, 2024
Cash	$	34,705	$	22,358
Other current assets		2,763		2,790
Non-current assets		2,977		5,567
Total assets		40,445		30,715
Current liabilities		28,582		23,524
Non-current liabilities		927		1,800
Shareholders' equity		10,936		5,391
Total liabilities and stockholders' equity	$	40,445	$	30,715

		Year ended December 31, 2025
Revenue	$	4,706
Net income (loss)	$	(70,569)

Note 4 — Equity Method Investment - continued

	January 1, 2024 - September 10, 2024	September 11, 2024 - December 31, 2024	Year ended December 31, 2024
Revenue	$ 2,919	$ 1,427	$ 4,346
Net income (loss)	$ (38,152)	$ (14,873)	$ (53,025)

*Lucid was consolidated and included in PAVmed's consolidated results for the period of *January 1, 2024* through *September 10, 2024.* The amounts from *September 11, 2024* through *December 31, 2024* were *not* included in PAVmed's consolidated results.

At *December 31, 2025* and *December 31, 2024,* the fair value of the Company's investment in Lucid was $34.1 million and $25.6 million, respectively, with the Company recognizing unrealized gains on its investment in Lucid of $8.5 million and $0.5 million, respectively, in the accompanying consolidated statements of operations. The fair value of shares of Lucid's common stock held by the Company was determined using the closing price of Lucid's common stock per share on *December 31, 2025* and *December 31, 2024* of $1.09 and $0.819, respectively. At *December 31, 2025* and *December 31, 2024,* PAVmed held approximately 27.5% and 40%, respectively, of Lucid's common stock voting interest.

Lucid - Management Services Agreement

Lucid's daily operations are also managed in part by personnel employed by the Company, for which the Company records management fee income, referred to as the "MSA Fee", according to the provisions of a Management Services Agreement ("MSA") with Lucid. The MSA *may* be terminated by Lucid at any time. The MSA Fee is charged on a monthly basis and is subject-to periodic adjustment corresponding with changes in the services provided by the Company's personnel to Lucid, with any such change in the MSA Fee being subject to approval of the boards of directors of each of the Company and Lucid. The monthly fee due to the Company is $1,050 which became effective on *July 1, 2024.* In *December 2025,* Lucid and the Company were authorized by their respective boards of directors to enter, and they did enter, into a *tenth* amendment to the MSA. Under this amendment, the monthly fee due from Lucid to the Company for *December 2025* was increased from $1,050 to $2,277 (such increased amount reflects the pro rata portion of certain employee-related costs in respect of services performed by PAVmed employees for the benefit of Lucid under the MSA.) During the period following the deconsolidation of Lucid from the Company's results of operations, i.e., from *September 11, 2024* through *December 31, 2024,* MSA fee income was $3,850. During the year ended *December 31, 2025*, MSA fee income was $13.8 million.

Note 5 — Revenue from Contracts with Customers

Revenue Recognized

The Company recognized $71 during the year ended *December 31, 2025* from subscription revenue derived from its Veris Health Cancer Care Platform. In addition, the Company's revenue for the year ended *December 31, 2024* was $2,995, primarily resulting from the delivery of patient EsoGuard test results during the period prior to the deconsolidation of Lucid Diagnostics from PAVmed's consolidated results. Revenue recognized from customer contracts deemed to include a variable consideration transaction price is limited to the unconstrained portion of the variable consideration.

Cost of Revenue

Until *September 10, 2024,* the date of deconsolidation of Lucid Diagnostics from PAVmed's consolidated results, the cost of revenues principally includes the costs related to the Company's laboratory operations (excluding estimated costs associated with research activities), the costs related to the EsoCheck cell collection device, cell sample mailing kits and license royalties. Presently, cost of revenues of $218 for the year ended *December 31, 2025* are principally from amounts incurred in the delivery by Veris Health of patient services including web hosting costs, patient devices, and compensation costs. The Company's cost of revenues for the year ended *December 31, 2024* was $4,840, primarily related to costs for our laboratory operations and EsoCheck device supplies.

Note 6 — Prepaid Expenses, Deposits, and Other Current Assets

Prepaid expenses and other current assets consisted of the following as of:

	December 31, 2025	December 31, 2024
Advanced payments to service providers and suppliers	$ 139	$ 115
Prepaid insurance	212	233
Deposits	414	347
Veris Box supplies	239	266
Total prepaid expenses, deposits and other current assets	$ 1,004	$ 961

Note *7* — Fixed Assets

Fixed assets, less accumulated depreciation, consisted of the following as of:

	Estimated Useful Life (in years)	December 31, 2025	December 31, 2024
Computer and office equipment...	2 - 5	$ 631	$ 600
Laboratory equipment...	3 - 7	553	553
Furniture and fixtures	3 - 5	248	248
Leasehold improvements	(1)	1	1
Assets under construction	n/a	2	2
Total Fixed Assets		1,435	1,404
Less Accumulated Depreciation		(1,358)	(1,253)
Total Fixed Assets, net		$ 77	$ 151

(1)   Lesser of remaining lease term or estimated useful life.

Depreciation expense of $105 and $639 for the years ended *December 31, 2025* and *2024*, respectively, is included in general and administrative expenses in the accompanying consolidated statements of operations.

Note *8* — Leases

The components of lease expense were as follows:

	Years Ended December 31,	
	2025	2024
Operating lease cost...	$ 692	$ 1,520
Short-term lease cost..	—	53
Variable lease cost..	64	102
Total lease cost...	$ 756	$ 1,675

The Company's future lease payments as of *December 31, 2025*, which are presented as operating lease liabilities, current portion and operating lease liabilities, less current portion on the Company's consolidated balance sheets are as follows:

2026...	$ 725
2027...	594
2028...	471
2029...	481
2030...	367
Thereafter	—
Total lease payments...	$ 2,638
Less: imputed interest	(390)
Present value of lease liabilities...	$ 2,248

Supplemental disclosure of cash flow information related to the Company's cash and non-cash activities with its leases are as follows:

	Years Ended December 31,	
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases	$ 708	$ 1,537
Non-cash investing and financing activities		
Right-of-use assets obtained in exchange for new operating lease liabilities........................	$ —	$ —
Weighted-average remaining lease term - operating leases (in years)	4.20	5.03
Weighted-average discount rate - operating leases...	7.875%	7.875%

As of *December 31, 2025* and *2024,* the Company's right-of-use assets from operating leases were $2,002 and $2,500, respectively, which are reported in operating lease right-of-use assets in the consolidated balance sheets. As of *December 31, 2025* and *December 31, 2024*, the Company had outstanding operating lease obligations of $2,248 and $2,760, respectively, of which $573 and $513, respectively, are reported in operating lease liabilities, current portion and $1,675 and $2,247, respectively, are reported in operating lease liabilities less current portion in the Company's consolidated balance sheets. The Company calculates its incremental borrowing rates for specific lease terms, as a function of the financing terms the Company would likely receive on the open market.

Note *9* — Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following items as of:

	December 31, 2025	December 31, 2024
Compensation and Employee Benefits	$ 1,199	$ 1,151
Operating expenses	518	1,011
Debt modification fee and payments to debt holder	—	2,652
Other current liabilities	769	362
Total accrued expenses and other current liabilities	$ 2,486	$ 5,176

The "Compensation and Employee Benefits" includes discretionary bonus payments to employees and unused employee vacation time.

Note *10* — Commitment and Contingencies

Other Matters

In the ordinary course of PAVmed business, particularly as it begins commercialization of its products, the Company *may* be subject to certain other legal actions and claims, including product liability, consumer, commercial, tax and governmental matters, which *may* arise from time to time. The Company is *not* aware of any such pending legal or other proceedings that are reasonably likely to have a material impact on the Company. Notwithstanding, legal proceedings are subject-to inherent uncertainties, and an unfavorable outcome could include monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on the Company's business, financial position, results of operations, and /or cash flows. Additionally, although the Company has specific insurance for certain potential risks, the Company *may* in the future incur judgments or enter into settlements of claims which *may* have a material adverse impact on the Company's business, financial position, results of operations, and /or cash flows.

Note *11* — Financial Instruments Fair Value Measurements

Recurring Fair Value Measurements

The fair value hierarchy table for the periods indicated is as follows:

	Fair Value Measurement on a Recurring Basis at Reporting Date Using[1]			
	Level-1 Inputs	Level-2 Inputs	Level-3 Inputs	Total
December 31, 2025				
Assets:				
Investment in Lucid Diagnostics, Inc common stock	$ 34,120	$ —	$ —	$ 34,120
Total assets at fair value	$ 34,120	$ —	$ —	$ 34,120
Liabilities:				
Senior Secured Convertible Note - September 2022	—	—	11,100	11,100
Total liabilities at fair value	$ —	$ —	$ 11,100	$ 11,100

	Level-1 Inputs	Level-2 Inputs	Level-3 Inputs	Total
December 31, 2024				
Assets:				
Investment in Lucid Diagnostics, Inc common stock	$ 25,637	$ —	$ —	$ 25,637
Total assets at fair value	$ 25,637	$ —	$ —	$ 25,637
Liabilities:				
Senior Secured Convertible Note - April 2022	$ —	$ —	$ 20,300	$ 20,300
Senior Secured Convertible Note - September 2022	—	—	8,800	8,800
Total liabilities at fair value	$ —	$ —	$ 29,100	$ 29,100

[1]There were no transfers between the respective Levels during the year ended *December 31, 2025*.

As discussed in Note *12, Debt*, the Company issued Senior Secured Convertible Notes dated *April 4, 2022* and *September 8, 2022,* with an initial $27.5 million face value principal (*"April 2022* Senior Convertible Note") and an initial $11.25 million face value principal (*"September 2022* Senior Convertible Note"), respectively. Both convertible notes are accounted for under the ASC *825-10-15-4* fair value option ("FVO") election, wherein, the financial instrument is initially measured at its issue-date estimated fair value and subsequently remeasured at estimated fair value on a recurring basis at each reporting period date.

Note 11 — Financial Instruments Fair Value Measurements - continued

The estimated fair value of the financial instruments classified within the Level 3 category was determined using both observable inputs and unobservable inputs. Unrealized gains and losses associated with liabilities within the Level 3 category include changes in fair value attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long- dated volatilities) inputs.

The estimated fair value of the *September 2022* Senior Convertible Note as of *December 31, 2025*, and the estimated fair value of the *April 2022* Senior Convertible Note and the *September 2022* Senior Convertible Note as of *December 31, 2024*, were computed using a Monte Carlo simulation of the present value of its cash flows using a synthetic credit rating analysis and a required rate-of-return, using the following assumptions:

	September 2022 Senior Convertible Note: December 31, 2025
Fair Value	$ 11,100
Face value principal payable	$ 7,839
Required rate of return	8.20% - 8.50%
Conversion Price	$ 32.04
Value of common stock	$ 6.63
Expected term (years)	0.09 - 1.00
Volatility	85% - 95%
Risk free rate	3.42% - 3.67%
Dividend yield	—%

	April 2022 Senior Convertible Note: December 31, 2024	September 2022 Senior Convertible Note: December 31, 2024
Fair Value	$ 20,300	$ 8,800
Face value principal payable	$ 17,602	$ 7,627
Required rate of return	9.100%	8.900%
Conversion Price	$ 2,250.00	$ 2,250.00
Value of common stock	$ 18.84	$ 18.84
Expected term (years)	0.04 - 0.26	0.69
Volatility	160.00%	160.00%
Risk free rate	4.27% - 4.31%	4.12%
Dividend yield	—%	—%

The estimated fair values recognized utilized PAVmed's common stock prices, along with certain Level 3 inputs (as presented in the respective tables above), in the development of Monte Carlo simulation models, discounted cash flow analyses, and /or Black-Scholes valuation models. The estimated fair values are subjective and are affected by changes in inputs to the valuation models and analyses, including the respective common stock prices, as compared to the floor price on conversions, the dividend yields, the risk-free rates based on U.S. Treasury security yields, and certain other Level-3 inputs including, probability weighting on the likelihood as of *December 31, 2025* of the Company exercising a 132.5% redemption on the *September 2022* Senior Convertible Note (which was redeemed in *February 2026)* and probability weighting on the likelihood as of *December 31, 2024* of shareholder approval of then-pending exchange of the *April 2022* Senior Convertible Note and a portion of the *September 2022* Senior Convertible Note in exchange for shares of the Company's Series C Preferred Stock (which exchange was approved and consummated in *January 2025),* assumptions regarding the estimated volatility in the value of the respective common stock prices. Changes in these assumptions can materially affect the recognized estimated fair values.

Note 12 — Debt

The fair value and face value principal outstanding of the Senior Convertible Notes as of the dates indicated are as follows:

	Contractual Maturity Date	Stated Interest Rate	Conversion Price per Share	Face Value Principal Outstanding	Fair Value
September 2022 Senior Convertible Note	December 31, 2026	7.875%	$ 32.04	$ 7,839	$ 11,100
Balance as of December 31, 2025				$ 7,839	$ 11,100

Note *12* — Debt - continued

	Contractual Maturity Date	Stated Interest Rate	Conversion Price per Share	Face Value Principal Outstanding	Fair Value
April 2022 Senior Convertible Note	April 4, 2025	7.875%	$ 32.04	$ 17,602	$ 20,300
September 2022 Senior Convertible Note	December 31, 2026	7.875%	$ 32.04	7,627	8,800
Balance as of December 31, 2024				$ 25,229	$ 29,100

The changes in the fair value of debt during the year ended *December 31, 2025* is as follows:

	April 2022 Senior Convertible Note	September 2022 Senior Convertible Note	Sum of Balance Sheet Fair Value Components	Other Income (expense)
Fair Value - December 31, 2024	$ 20,300	$ 8,800	$ 29,100	$ —
Installment repayments – common stock	—	(176)	(176)	—
Non-installment payments – common stock	—	(26)	(26)	—
Principal paydown through exchange	(17,602)	(871)	(18,473)	—
Non-installment payment through exchange	(2,772)	(1,102)	(3,874)	—
Exchange Series C Preferred Stock to Senior Convertible Note	—	1,260	1,260	—
Change in fair value	74	3,215	3,289	(3,289)
Fair Value at December 31, 2025	$ —	$ 11,100	$ 11,100	
Other Income (Expense) - Change in fair value – year ended December 31, 2025				$ (3,289)

The changes in the fair value of debt during the year ended *December 31, 2024* is as follows:

	April 2022 Senior Convertible Note	September 2022 Senior Convertible Note	Lucid March 2023 Senior Convertible Note	Sum of Balance Sheet Fair Value Components	Other Income (expense)
Fair Value - December 31, 2023	$ 19,000	$ 11,250	$ 13,950	$ 44,200	$ —
Installment repayments – common stock	—	(1,435)	(2,005)	(3,440)	—
Non-installment payments – common stock	—	(143)	(787)	(930)	—
Deconsolidation of Lucid Diagnostics	—	—	(10,268)	(10,268)	—
Change in fair value	1,300	(872)	(890)	(462)	462
Fair Value at December 31, 2024	$ 20,300	$ 8,800	$ —	$ 29,100	
Other Income (Expense) - Change in fair value – year ended December 31, 2024					$ 462

PAVmed - Senior Secured Convertible Notes

The Company issued a Senior Secured Convertible Note dated *April 4, 2022,* referred to herein as the *"April 2022* Senior Convertible Note", with such note having a $27.5 million face value principal. On *November 15, 2024,* the Company entered into an Exchange Agreement (the "Debt Exchange Agreement") with the holder of the *April 2022* Senior Convertible Note and the *September 2022* Senior Convertible Note (as defined below). As described below, the *April 2022* Senior Convertible Note was satisfied in full in connection with the consummation in *January 2025* of the transactions contemplated by the Debt Exchange Agreement.

The Company issued an additional Senior Secured Convertible Note dated *September 8, 2022,* referred to herein as the *"September 2022* Senior Convertible Note", with such note having a $11.25 million face value principal, a 7.875% annual stated interest rate, a contractual conversion price of $2,250.00 per share (which conversion price, in connection with the Debt Exchange Agreement, was reduced to $32.04 per share as of *January 17, 2025)* of the Company's common stock. The *September 2022* Senior Convertible Note *may* be converted into shares of common stock of the Company at the holder's election.

Note *12* — Debt - continued

During such period that the *September 2022* Senior Convertible Note was outstanding, the Company was subject to financial covenants thereunder requiring: (i) a minimum of $8.0 million of available cash at all times; (ii) the ratio of (a) the outstanding principal amount of the total senior convertible notes outstanding, accrued and unpaid interest thereon and accrued and unpaid late charges to (b) the Company's average market capitalization over the prior *ten* trading days, to *not* exceed 30% (the "Debt to Market Cap Ratio Test"); and (iii) the Company's market capitalization to at *no* time be less than $75 million (the "Market Cap Test" and, together with the Debt to Market Cap Ratio Test, the "Financial Tests"). The Investor agreed to waive any such non-compliance in connection with the consummation of the Exchange, through *December 31, 2025.*

In consideration of a prior covenant waiver and maturity extension agreed to in *March 2024,* the Company agreed to pay the holder of the notes $2,000 in cash (or in such other form as *may* be mutually agreed in writing). The covenant waiver and maturity extension fee was recognized as debt modification expense on the Company's consolidated statement of operations, and was currently included in accrued expenses and other current liabilities on the Company's consolidated balance sheets as of *December 31, 2024.*

In the year ended *December 31, 2025*, approximately $176, of principal repayments along with approximately $26 of interest expense thereon, were settled through the issuance of 13,377 shares of common stock of the Company, with such shares having a fair value of approximately $260 (with such fair value measured as the respective conversion date quoted closing price of the common stock of the Company). The conversions resulted in debt extinguishment losses of $58 in the year ended *December 31, 2025*. The average conversion price of $15.00 per share reflected a temporary price reduction consented to by the board of directors in accordance with the underlying debt agreements.

In the year ended *December 31, 2024,* approximately $1,435, of principal repayments along with approximately $143, of interest expense thereon, were settled through the issuance of 36,147, shares of common stock of the Company, with such shares having a fair value of approximately $2,020, (with such fair value measured as the respective conversion date quoted closing price of the common stock of the Company). In addition, during the year ended *December 31, 2024,* the Company agreed to pay $1,059, in cash related to acceleration floor payments on these notes related to the conversion price being below the floor price, which is included in debt extinguishment loss on the Company's consolidated statements of operations. As of *December 31, 2024,* approximately $652 of acceleration floor payments owed to the holder are included in accrued expenses and other current liabilities on the Company's consolidated balance sheets. The conversions and floor acceleration payments resulted in debt extinguishment losses of $1,501 in the year ended *December 31, 2024.*

Subsequent to *December 31, 2025,* concurrent with the Series D Preferred Stock Offering (as defined below), the Company redeemed all 16,962 shares of Series C Preferred Stock outstanding and refinanced all $8,415 in principal and interest of its *September 2022* Senior Convertible Note, in consideration of a cash payment to the holder of approximately $22,346 (which was made using proceeds from the sale of the Series D Preferred Stock), and the issuance to the holder of an amended and restated *2022* Note (the *"2026* Note") with a principal amount of $15.0 million face value principal. The key terms of the *2026* Note are as follows:

The *2026* Note accrues interest at a rate of 15.0% per annum, payable in cash quarterly in arrears, and matures on *February 3, 2029 (*the *"2026* Note Maturity Date"), subject to the right of the noteholders to extend the *2026* Note Maturity Date under certain circumstances. The *2026* Note is required to be senior to all the Company's other indebtedness, other than certain permitted indebtedness. The *2026* Note is secured by all existing and future assets of the Company and its subsidiaries (but *not* any existing or future assets of the Company's subsidiary Lucid), pursuant to the existing security agreement by and between the Company and the Holder.

At any time, the Company *may* redeem all, but *not* less than all, of the *2026* Note, in cash, at a price equal to the sum of the Conversion Amount (as defined below) plus the amount of additional interest that would accrue under the *2026* Note assuming that the original outstanding principal of the *2026* Note remained outstanding through and including the *2026* Note Maturity Date (or, if earlier, the *twenty-four* month anniversary of such date) (the "Make-Whole Amount").

In connection with a Change of Control (as defined in the *2026* Note), a noteholder *may* require us to redeem all, or any portion, of the *2026* Note, in cash, at a price equal to the sum of the Conversion Amount plus the Make-Whole Amount. In connection with an Event of Default (as described below), the noteholder *may* require the Company to redeem all or any portion of the *2026* Note, in cash, at a price equal to 115% of the sum of the Conversion Amount plus the Make-Whole Amount. Upon the occurrence of certain Events of Default related to bankruptcy, the Company shall immediately redeem all of the *2026* Note, in cash, at the same redemption price.

Note *12* — Debt - continued

The *2026* Note provides for certain Events of Default, including, among other things, any breach of the covenants described below and any failure of both Lishan Aklog, M.D., the Company's Chairman and Chief Executive Officer, to serve as its Chief Executive Officer and Dennis McGrath, the Company's President and Chief Financial Officer, to serve as its Chief Executive Officer or Chief Financial Officer.

Under the *2026* Note, the Company is subject to certain customary affirmative and negative covenants regarding the rank of the *2026* Note, the incurrence of indebtedness, the existence of liens, the repayment of indebtedness and the making of investments, the payment of cash in respect of dividends, distributions or redemptions, the transfer of assets, the maturity of other indebtedness, transactions with affiliates, changes in collateral and controlled accounts, among other customary matters. The Company also is subject to financial covenants requiring that (i) the amount of the Company's available cash will equal or exceed $5.0 million as of each Measurement Date (as defined in the *2026* Note) (or, for any Measurement Date on or after *July 1, 2026,* $8.0 million), and (ii) the ratio of (a) the outstanding value of the *2026* Note to (b) the average VWAP of the shares of Lucid's common stock held by the Company for the preceding 10 business days, will *not* exceed 65% (or, for any Measurement Date on or after *July 1, 2026,* 50%), provided that in *no* event shall the value of the shares of Lucid's common stock held by the Company have a value of less than $20.0 million.

Any portion of the principal amount of the *2026* Note, plus accrued and unpaid interest and any late charges thereon or other charges due (the "Conversion Amount"), is convertible at any time, in whole or in part, at the noteholder's option, into shares of the Company's common stock at an initial fixed conversion price of $450.00 per share, subject to certain adjustments. A noteholder will *not* have the right to convert any portion of the *2026* Note, to the extent that, after giving effect to such conversion, the noteholder (together with certain of its affiliates and other related parties) would beneficially own in excess of 4.99% of the shares of the Company's common stock outstanding immediately after giving effect to such conversion. The noteholder *may* from time to time increase the such maximum percentage to 9.99%, provided that any such increase will *not* be effective until the *61st* day after delivery of a notice to us of such increase.

Debt Exchange Agreement

On *November 15, 2024,* the Company entered into the Debt Exchange Agreement with the holder of the *April 2022* Senior Convertible Note and the *September 2022* Senior Convertible Note. The Debt Exchange Agreement provided for the exchange of $22.3 million in principal amount of the *April 2022* Senior Convertible Note and the *September 2022* Senior Convertible Note and interest thereon for 22,347 shares of Series C Convertible Preferred Stock, par value $0.001 per share (the "Series C Preferred Stock"), of the Company. On *January 17, 2025,* the parties consummated the transactions contemplated by the Debt Exchange Agreement. Following consummation of the transactions contemplated by the Debt Exchange Agreement, the *April 2022* Senior Convertible Note was satisfied in full, and the outstanding principal balance of the remaining *September 2022* Senior Convertible Note was approximately $6.6 million.

On *November 20, 2024,* the Company entered into a Securities Purchase Agreement (the "Series C Securities Purchase Agreement") with the Holder of the *April 2022* Senior Convertible Note and the *September 2022* Senior Convertible Note. The Series C Securities Purchase Agreement provided for the purchase of 2,653 shares of Series C Preferred Stock at a price of $1,000 per share, with the purchase price to be satisfied through the cancellation of $2.6 million of certain unsecured debt obligations owed by the Company to the holder (the "Purchase"). On *January 24, 2025,* after satisfaction of all conditions to closing, the parties consummated the Purchase.

Under the Debt Exchange Agreement discussed above, effective as of consummation on the Exchange as of *January 17, 2025,* the Company also agreed to certain amendments and modifications to the *September 2022* Senior Convertible Note, including, without limitation, that the conversion price thereunder was reset to $32.04 that the maturity date was extended to *December 31, 2025;* that any change of control or disposition by the Company of its shares of Lucid common stock would require the prior written consent of the Required Holders (as defined in the *September 2022* Convertible Note); certain other terms and conditions regarding payments under the MSA and the application of the same (including that all MSA payments from Lucid must be made in cash); that the Company waives its right to redeem the *September 2022* Convertible Note so long as any shares of Series C Preferred Stock are outstanding; that the Holder waives, until *December 31, 2025,* the financial covenants under the *September 2022* Convertible Note requiring that (i) the amount of the Company's available cash equal or exceed $8.0 million at all times, (ii) the ratio of (a) the outstanding principal amount of the *September 2022* Convertible Note, accrued and unpaid interest thereon and accrued and unpaid late charges to (b) the Company's average market capitalization over the prior *ten* trading days, *not* exceed 30%, and (iii) that the Company's market capitalization shall at *no* time be less than $75 million; and that so long as any shares of Series C Preferred Stock remain outstanding, the Holder will be entitled to exchange all, or any portion, of the *September 2022* Convertible Note (including any interest that would accrue thereon through the maturity date thereof) into shares of Lucid common stock held by the Company, at an exchange price per share of Lucid common stock equal to $0.85 per share (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events), subject to certain beneficial ownership limitations.

Note *12* — Debt - continued

Subsequent to *December 31, 2025,* concurrent with the Series D Preferred Stock Offering, the Debt Exchange Agreement was terminated and the *September 2022* Senior Convertible Note, as amended by the Debt Exchange Agreement, was amended and restated in its entirety by the issuance of the *2026* Note. As a result, the Company ceased to be subject to the amendment and modifications discussed above at such time.

Lucid Diagnostics - Senior Secured Convertible Note

Following the deconsolidation of Lucid, the Lucid *March 2023* Senior Convertible Note is *no* longer reflected in the Company's consolidated balance sheets.

During the period of *January 1, 2024* through *September 10, 2024,* the date of Lucid's deconsolidation, approximately $2,005 of principal repayments along with approximately $787 of interest expense thereon, were settled through the issuance of 4,172,002 shares of common stock of Lucid, with such shares having a fair value of approximately $3,801 (with such fair value measured as the respective conversion date quoted closing price of the common stock of Lucid). The conversions resulted in debt extinguishment losses of $1,009 in the period of *January 1, 2024* through *September 10, 2024.*

During the year ended *December 31, 2025*, the Company recognized debt extinguishment losses in total of approximately $58, in connection with the Company issuing shares of its common stock for principal repayments on convertible debt mentioned above. During the year ended *December 31, 2024,* the Company or Lucid (as applicable) recognized debt extinguishment losses in total of approximately $2,535.

See Note *11, Financial Instruments Fair Value Measurements*, for a further discussion of fair value assumptions.

Note *13* — Stock-Based Compensation

PAVmed Inc. 2014 Long-Term Incentive Equity Plan

The PAVmed Inc. *2014* Long-Term Incentive Equity Plan (the "PAVmed *2014* Equity Plan") is designed to enable PAVmed to offer employees, officers, directors, and consultants an opportunity to acquire shares of common stock of PAVmed. The types of awards that *may* be granted under the PAVmed *2014* Equity Plan include stock options, stock appreciation rights, restricted stock, and other stock-based awards subject to limitations under applicable law. All awards are subject to approval by the PAVmed compensation committee.

A total of 163,733 shares of common stock of PAVmed are reserved for issuance under the PAVmed *2014* Equity Plan, with 34,595 shares available for grant as of *December 31, 2025*. The share reservation is *not* diminished by a total of 2,038 PAVmed stock options and restricted stock awards granted outside the PAVmed *2014* Equity Plan as of *December 31, 2025*. In *January 2026,* the number of shares available for grant was increased by 49,784 in accordance with the evergreen provisions of the plan. In addition, on *March 27, 2026,* the stockholders of the Company approved an increase in the number of shares available for grant by an additional 1,500,000.

PAVmed Stock Options

PAVmed stock options granted under the PAVmed *2014* Equity Plan and stock options granted outside such plan are summarized as follows:

	Number of Stock Options		Weighted Average Exercise Price	Remaining Contractual Term (Years)		Intrinsic Value[2]
Outstanding stock options at December 31, 2023[4]	39,749	$	785.40	7.3	$	341
Granted[1]	2,683	$	67.80			
Exercised	—	$	—			
Forfeited	(6,921)	$	611.10			
Outstanding stock options at December 31, 2024	35,511	$	765.00	6.5	$	—
Granted[1]	27,201	$	25.93			
Exercised	—	$	—			
Forfeited	(16,878)	$	687.17			
Outstanding stock options at December 31, 2025[3]	45,834	$	354.62	7.5	$	—
Vested and exercisable stock options at December 31, 2025	31,063	$	510.47	6.6	$	—

[1] Stock options granted under the PAVmed *2014* Equity Plan and those granted outside such plan generally vest one-third in one year then ratably over the next eight quarters, and have a ten-year contractual term from date-of-grant.

Note *13* — Stock-Based Compensation - continued

(2)   The intrinsic value is computed as the difference between the quoted price of the PAVmed common stock on each of *December 31, 2025* and *December 31, 2024* and the exercise price of the underlying PAVmed stock options, to the extent such quoted price is greater than the exercise price.

(3)   The outstanding stock options presented in the table above are inclusive of 1,816 and 2,001 stock options granted outside the PAVmed *2014* Equity Plan, as of *December 31, 2025* and *December 31, 2024,* respectively.

(4)   Share activity and weighted average grant date fair values include immaterial rounding due to the Company's *1*-for-30 reverse stock split.

In *January 2025,* the Company accepted from employees the voluntary forfeiture of approximately 16,474 of previously granted PAVmed stock options, each with an exercise price greater than $120.00 per share and collectively with a weighted average exercise price of $701.40 per share. *None* of the forfeitures were from officers or board members.

On *February 20, 2026,* the Company granted to certain employees 37,500 stock options under the PAVmed *2014* Equity Plan with a exercise price of $9.47. Each option will vest one-third after one year then ratably over the next eight quarters.

PAVmed Restricted Stock Awards

PAVmed restricted stock awards granted under the PAVmed *2014* Equity Plan and restricted stock awards granted outside such plan are summarized as follows:

	Number of Restricted Stock Awards		Weighted Average Grant Date Fair Value
Outstanding restricted stock awards as of December 31, 2023(1)	2,349	$	1,164.29
Granted	12,996	$	55.52
Vested	(4,534)	$	60.79
Forfeited	—	$	—
Unvested restricted stock awards as of December 31, 2024	10,811	$	294.22
Granted	65,680	$	14.28
Vested	(8,752)	$	19.57
Forfeited	—	$	—
Unvested restricted stock awards as of December 31, 2025	67,739	$	58.27

(1)   Share activity and weighted average grant date fair values include immaterial rounding due to the Company's *1*-for-30 reverse stock split.

On *September 30, 2025,* the Company awarded 45,000 shares of restricted stock to its directors and certain officers under the PAVmed *2014* Equity Plan, with such restricted stock awards having an aggregate fair value of approximately $0.6 million, which was measured using the grant date quoted closing price per share of the Company's common stock, with the fair value recognized as stock-based compensation expense ratably on a straight-line basis over the vesting period, which is commensurate with the service period. Each award will vest in full on *May 20, 2028.*

On *February 20, 2026,* the Company awarded to certain employees 46,000 shares of restricted stock under the PAVmed *2014* Equity Plan. Each award will vest in full on *May 20, 2029.*

Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan

The Lucid Diagnostics Inc. *2018* Long-Term Incentive Equity Plan ("Lucid Diagnostics *2018* Equity Plan") is separate and apart from the PAVmed *2014* Equity Plan discussed above. The Lucid Diagnostics *2018* Equity Plan is designed to enable Lucid Diagnostics to offer employees, officers, directors, and consultants (including PAVmed employees in their capacity as consultants performing services through the MSA), an opportunity to acquire shares of common stock of Lucid Diagnostics. The types of awards that *may* be granted under the Lucid Diagnostics *2018* Equity Plan include stock options, stock appreciation rights, restricted stock, and other stock-based awards subject to limitations under applicable law. All awards are subject to approval by the Lucid Diagnostics compensation committee.

Following the deconsolidation of Lucid, the Lucid Diagnostics *2018* Long-Term Equity Plan is *no* longer reflected in the Company's consolidated statements of operations. Lucid continues to be responsible for administering its equity plan. See Note *4, Equity Method Investment*, for additional information on the deconsolidation of Lucid Diagnostics.

Note *13* — Stock-Based Compensation - continued

Lucid Diagnostics Stock Options

Lucid Diagnostics stock options granted under the Lucid Diagnostics *2018* Equity Plan and stock options granted outside such plan are summarized as follows:

	Number of Stock Options		Weighted Average Exercise Price	Remaining Contractual Term (Years)		Intrinsic Value[2]
Outstanding stock options at December 31, 2023...........	5,504,383	$	2.00	8.5	$	765
Granted[1]...	3,604,000	$	1.22			
Exercised	(3,333)	$	1.31			
Forfeited	(437,501)	$	1.70			
Outstanding stock options at September 10, 2024[3].......	8,667,549	$	1.69	8.2	$	191
Vested and exercisable stock options at September 10, 2024..	3,071,767	$	2.25	7.0	$	191

[1]   Stock options granted under the Lucid Diagnostics *2018* Equity Plan and those granted outside such plan generally vest one-third in one year then ratably over the next eight quarters, and have a ten-year contractual term from date-of-grant.

[2]   The intrinsic value is computed as the difference between the quoted price of the Lucid Diagnostics common stock on each of *September 10, 2024* and *December 31, 2023* and the exercise price of the underlying Lucid Diagnostics stock options, to the extent such quoted price is greater than the exercise price.

[3]   The outstanding stock options presented in the table above are inclusive of 523,300 stock options granted outside the Lucid Diagnostics *2018* Equity Plan, as of *September 10, 2024* and *December 31, 2023*.

Lucid Diagnostics Restricted Stock Awards

Lucid Diagnostics restricted stock awards granted under the Lucid Diagnostics *2018* Equity Plan and restricted stock awards granted outside such plan, in each case, prior to the date of deconsolidation of Lucid's results from PAVmed's financial statements, are summarized as follows:

	Number of Restricted Stock Awards		Weighted Average Grant Date Fair Value
Unvested restricted stock awards as of December 31, 2023	2,337,440	$	8.99
Granted	1,600,000	$	1.03
Vested...	(26,912)	$	4.56
Forfeited	(13,088)	$	4.56
Unvested restricted stock awards as of September 10, 2024..	3,897,440	$	5.77

In *May 2024,* a total of 1,600,000 restricted stock awards were granted to management under the Lucid Diagnostics *2018* Equity Plan, with such restricted stock awards having an aggregate fair value of approximately $1.5 million, which was measured using the respective grant date quoted closing price per share of Lucid Diagnostics common stock, with the fair value recognized as stock-based compensation expense ratably on a straight-line basis over the vesting period, which is commensurate with the service period. The vesting of the restricted stock awards vest on a single vest date of *May 20, 2027*. The restricted stock awards are subject to forfeiture if the requisite service period is *not* completed.

Consolidated Stock-Based Compensation Expense

The consolidated stock-based compensation expense recognized by each of PAVmed and (through *September 10, 2024,* the date of PAVmed's deconsolidation of Lucid) Lucid Diagnostics for both the PAVmed *2014* Equity Plan and the Lucid Diagnostics *2018* Equity Plan, with respect to stock options and restricted stock awards as discussed above, for the periods indicated, was as follows:

	Years Ended December 31,			
	2025		**2024**	
Cost of revenue..	$	—	$	112
Sales and marketing expenses...		61		1,100
General and administrative expenses..		1,483		4,370
Research and development expenses		163		867
Total stock-based compensation expense	$	1,707	$	6,449

Note *13* — Stock-Based Compensation - continued

Stock-Based Compensation Expense Recognized by Lucid Diagnostics (through the date of Deconsolidation of Lucid)

As noted, the consolidated stock-based compensation expense presented above is inclusive of stock-based compensation expense recognized by Lucid Diagnostics (through *September 10, 2024,* the date of PAVmed's deconsolidation of Lucid) inclusive of each of: stock options granted under the PAVmed *2014* Equity Plan to the *three* physician inventors of the intellectual property underlying the Amended CWRU License Agreement; and stock options and restricted stock awards granted to employees and consultants of PAVmed under the Lucid Diagnostics *2018* Equity Plan. The stock-based compensation expense recognized by Lucid Diagnostics (through *September 10, 2024,* the date of PAVmed's deconsolidation of Lucid) for both the PAVmed *2014* Equity Plan and the Lucid Diagnostics *2018* Equity Plan, with respect to stock options and restricted stock awards as discussed above, for the periods indicated, was as follows:

	Year Ended December 31,
	2024
Lucid Diagnostics 2018 Equity Plan – cost of revenue	$ 81
Lucid Diagnostics 2018 Equity Plan – sales and marketing	849
Lucid Diagnostics 2018 Equity Plan – general and administrative	1,484
Lucid Diagnostics 2018 Equity Plan – research and development	356
PAVmed 2014 Equity Plan - cost of revenue	30
PAVmed 2014 Equity Plan - sales and marketing	136
PAVmed 2014 Equity Plan - general and administrative	5
PAVmed 2014 Equity Plan - research and development	148
Total stock-based compensation expense – recognized by Lucid Diagnostics	$ 3,089

The consolidated unrecognized stock-based compensation expense and weighted average remaining requisite service period with respect to stock options and restricted stock awards issued under the PAVmed *2014* Equity Plan, as discussed above, is as follows:

	Unrecognized Expense	Weighted Average Remaining *Service Period (Years)*
PAVmed 2014 Equity Plan		
Stock Options	$ 210	1.6
Restricted Stock Awards	$ 871	2.2

Stock-based compensation expense recognized with respect to stock options granted under the PAVmed *2014* Equity Plan was based on a weighted average estimated fair value of such stock options of $13.22 per share and $43.80 per share during the years ended *December 31, 2025* and *2024*, respectively, calculated using the following weighted average Black-Scholes valuation model assumptions:

	Years Ended December 31,	
	2025	**2024**
Expected term of stock options (in years)	5.5	5.8
Expected stock price volatility	101%	90%
Risk free interest rate	4.0%	4.3%
Expected dividend yield	—%	—%

Stock-based compensation expense recognized with respect to stock options granted under the Lucid Diagnostics *2018* Equity Plan was based on a weighted average estimated fair value of such stock options of $0.79 per share during the year ended *December 31, 2024 (*through *September 10, 2024,* the date of PAVmed's deconsolidation of Lucid) calculated using the following weighted average Black-Scholes valuation model assumptions:

	Year Ended December 31,
	2024
Expected term of stock options (in years)	5.7
Expected stock price volatility	73%
Risk free interest rate	4.3%
Expected dividend yield	—%

Note *13* — Stock-Based Compensation - continued

PAVmed Inc. Employee Stock Purchase Plan ("PAVmed ESPP")

Effective *September 18, 2024,* PAVmed's compensation committee temporarily suspended any participation in the PAVmed ESPP. Accordingly, no shares of common stock of the Company have been purchased under the PAVmed ESPP since *March 31, 2024.* Subsequent to *December 31, 2025,* in *March 2026,* PAVmed's compensation committee approved the reinstatement of the PAVmed ESPP, effective *April 1, 2026.*

A total of 1,144 shares of common stock of the Company were purchased for proceeds of approximately $62 on *March 31, 2024* under the PAVmed ESPP. The PAVmed ESPP has a total reserve of 15,556 shares of common stock of PAVmed of which 10,218 shares are available for issue as of *December 31, 2025*. In *January 2026,* the number of shares available-for-issue was increased by 5,556 in accordance with the evergreen provisions of the plan.

Lucid Diagnostics Inc. Employee Stock Purchase Plan ("Lucid ESPP")

A total of 511,884 shares of common stock of Lucid Diagnostics were purchased for proceeds of approximately $353 on *March 31, 2024* under the Lucid ESPP.

Note *14* — Preferred Stock

As of *December 31, 2025* and *December 31, 2024*, there were 1,529,389 and 1,412,865 shares of PAVmed Series B Convertible Preferred Stock, classified in permanent equity, issued and outstanding, respectively.

PAVmed Series B Convertible Preferred Stock Dividends

The Series B Convertible Preferred Stock is issued pursuant to the PAVmed Inc. Certificate of Designation of Preferences, Rights, and Limitations of Series B Convertible Preferred Stock ("Series B Convertible Preferred Stock Certificate of Designation"), has a par value of $0.001 per share, *no* voting rights, a stated value of $3.00 per share, and was immediately convertible upon its issuance. At the holders' election, 450 shares of Series B Convertible Preferred Stock are currently convertible into *one* share of common stock of the Company, subject to further adjustment for the effect of future stock dividends, stock splits or similar events affecting the Company's common stock. The Series B Convertible Preferred Stock shall *not* be redeemed for cash and under *no* circumstances shall the Company be required to net cash settle the Series B Convertible Preferred Stock.

The PAVmed Inc. Series B Convertible Preferred Stock dividends are 8.0% per annum based on the $3.00 per share stated value of the Series B Convertible Preferred Stock, with such dividends compounded quarterly, accumulate, and are payable in arrears upon being declared by the Company's board of directors. Such dividends *may* be settled, at the discretion of the board of directors, through any combination of the issue of additional shares of Series B Convertible Preferred Stock, the issue shares of common stock of the Company, and /or cash payment.

PAVmed Series B Convertible Preferred Stock Dividends Earned

The Series B Convertible Preferred Stock dividends earned are included in the calculation of basic and diluted net loss attributable to PAVmed common stockholders for each of the respective corresponding periods presented in the accompanying consolidated statement of operations, inclusive of $356 of such dividends earned in the year ended *December 31, 2025*; and $329 of such dividends earned in the year ended *December 31, 2024*.

PAVmed Series B Convertible Preferred Stock Dividends Declared

During the year ended *December 31, 2025,* the Company's board of directors declared an aggregate of approximately $349 of Series B Convertible Preferred Stock dividends, earned as of *December 31, 2024; March 31, 2025; June 30, 2025;* and *September 30, 2025,* which have been settled by the issue of an additional aggregate 116,524 shares of Series B Convertible Preferred Stock.

During the year ended *December 31, 2024,* the Company's board of directors declared an aggregate of approximately $323 of Series B Convertible Preferred Stock dividends, earned as of *December 31, 2023; March 31, 2024; June 30, 2024;* and *September 30, 2024,* which have been settled by the issue of an additional aggregate 107,652 shares of Series B Convertible Preferred Stock.

Note *14* — Preferred Stock - continued

Subsequent to *December 31, 2025,* in *January 2026,* the Company's board of directors declared a PAVmed Series B Convertible Preferred Stock dividend, earned as of *December 31, 2025,* of $92, to be settled by the issue of 30,602 additional shares of Series B Convertible Preferred Stock.

The PAVmed Series B Convertible Preferred Stock dividends are recognized as a dividend payable liability only upon the dividend being declared payable by the Company's board of directors. Accordingly, the dividends declared payable subsequent to the date of the accompanying consolidated balance sheet were *not* recognized as a dividend payable liability as the Company's board of directors had *not* declared the dividends payable as of each such date.

PAVmed Series C Convertible Preferred Stock

The Series C Preferred Stock was issued pursuant to the PAVmed Inc. Certificate of Designation of Preferences, Rights, and Limitations of Series C Convertible Preferred Stock ("Series C Convertible Preferred Stock Certificate of Designation") and had a par value of $0.001 per share. Each share of Series C Preferred Stock had a stated value of $1,000 (plus the amount of any dividends thereon that are capitalized), and entitled the holder thereof to a preferred dividend at a rate of 7.875% per annum, payable quarterly in arrears. The Series C Preferred Stock was entitled to vote with the holders of shares of Common Stock, voting together as *one* class, on all matters in which the holders of the preferred shares were permitted to vote with the class of shares of Common Stock pursuant to applicable law, on an as-converted basis (subject to certain limitations, including the beneficial ownership limitation described below).

The Series C Preferred Stock was pari passu with the Series B Convertible Preferred Stock, and was senior to all of the Company's other equity securities. Upon liquidation, a holder of Series C Preferred Stock was entitled to receive in cash out of the assets of the Company, before any amount would be paid to the holders of any of shares of the Company's common stock, but pari passu with the holders of any Series B Preferred Stock then outstanding, an amount per share equal to the greater of (A) the sum of (i) 110% of the stated value (plus any accrued and unpaid dividends or other amounts then payable thereon) of such share of Series C Preferred Stock then outstanding and (ii) a ratable portion of 100% of the stated value (plus any accrued and unpaid dividends or other amounts then payable thereon) of the Series B Preferred Stock then outstanding and (B) the amount per share such holder would receive if such holder converted such share of Series C Preferred Stock into the Company's common stock immediately prior to the date of such payment.

The stated value of each share of Series C Preferred Stock, plus accrued and unpaid dividends thereon, was convertible at any time, in whole or in part, at the holder's option, into shares of the Company's common stock at an initial fixed conversion price of $32.04 per share, subject to certain adjustments (including as a result of voluntary conversion price reductions approved by the Company's board).

At any time following the occurrence of a Triggering Event (as defined below), a holder of shares of the Series C Preferred Stock had the right to elect to convert shares of Series C Preferred Stock into the Company's common stock at an alternate conversion price equal to the lower of: (i) the fixed conversion price then in effect, and (ii) the lowest of (A) 80% of the VWAP of the Company's common stock as of the trading day immediately preceding the delivery or deemed delivery of the applicable notice of conversion, (B) 80% of the VWAP of the Company's common stock as of the trading day of the delivery or deemed delivery of the applicable notice of conversion, and (C) 80% of the average VWAP of the Company's common stock for each of the *two* trading days with the lowest VWAP of the Company's common stock during the *ten* consecutive trading day period ending and including the trading day immediately prior to the delivery or deemed delivery of the applicable notice of conversion, but in the case of clause (ii), *not* less than $6.408 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events) (such price, the "Alternate Conversion Price"). The term "Triggering Event" included events that would constitute an event of default under the *September 2022* Senior Convertible Note, in addition to the failure of the Company to complete a Qualified Company Optional Redemption (as defined below) by *March 31, 2025 (*the "QCOR Triggering Event"), although the holder of the Series C Preferred Stock had waived the occurrence of any QCOR Triggering Event through *November 30, 2025.* As of *December 31, 2025,* the waiver had *not* been extended. Notwithstanding the foregoing, the holder did *not* exercise its right to elect an alternate conversion right during *December 2025.* However subsequent to *December 31, 2025,* on *February 3, 2026,* the holder provided a retrospective waiver covering the period from *December 1, 2025* through such date.

The Company measured the fair value of the embedded derivatives as of *December 1, 2025* and *December 31, 2025* and determined the value was de minimis. Subsequent to *December 31, 2025,* upon the redemption of the Series C Preferred Stock on *February 3, 2026,* the embedded derivatives were extinguished.

Note *14* — Preferred Stock - continued

The Company had the right to redeem all, but *not* less than all, of the shares of Series C Preferred Stock at a redemption price equal to 132.5% of the aggregate stated value of the Series C Preferred Stock plus all accrued and unpaid dividends and other amounts then payable thereon. The Company also had an additional *one*-time right to redeem a portion of the shares of Series C Preferred Stock with an aggregate stated value of at least $5 million at the same redemption price (a "Qualified Company Optional Redemption").

A holder could *not* convert any of the shares of Series C Preferred Stock, to the extent that, after giving effect to such conversion, such holder (together with certain of its affiliates and other related parties) would beneficially own in excess of 9.99% of the shares of the Company's common stock outstanding immediately after giving effect to such conversion (the "Maximum Percentage"). The Holder could have from time to time increased or decreased the Maximum Percentage; provided that in *no* event could the Maximum Percentage exceed 9.99%, provided, further, that any such increase would *not* be effective until the *61st* day after delivery of a notice to the Company of such increase.

The Company and its subsidiaries (other than Lucid) were subject to certain customary affirmative and negative covenants regarding the rank of the Series C Preferred Stock, the incurrence of indebtedness, the existence of liens, the repayment of indebtedness and the making of investments, the payment of cash in respect of dividends, distributions or redemptions, the transfer of assets, the maturity of other indebtedness, transactions with affiliates and the ability to complete stock splits, among other customary matters. The Company also is subject to a financial covenant requiring that it maintain its cash flow on a break-even basis.

During *2025,* the Company and the holder of the Series C Preferred Stock entered into a series of waiver agreements (the *"2025* Waivers") pursuant to which, among other things, the holder granted certain waivers, including those necessary to permit the Company and Veris to consummate certain offerings (as described in Note *15, Common Stock and Common Stock Purchase Warrants*). In consideration, the Company temporarily reduced the contractual conversion price of the Series C Preferred Stock to $12.00 during specified adjustment periods spanning *February 18, 2025* through *November 30, 2025,* subject to aggregate limits on the number of shares issuable at such reduced conversion price, which were increased through multiple amendments from 33,334 shares initially to 366,667 shares by *November 2025.*

The Company pursuant to the *2025* Waivers also granted the holder of the Series C Preferred Stock the right, exercisable during the applicable waiver periods, to exchange up to $2.0 million per waiver period of Series C Preferred Stock for an equivalent increase in the principal amount of the *September 2022* Senior Convertible Note (although *no* exchange elections were made under this provision during any of the waiver periods) (the *"2025* Exchange Right"). The *2025* Exchange Right granted pursuant to the *2025* Waivers provided the holder with a substantive redemption feature outside of the Company's control during the waiver period. As a result, during the applicable waiver periods, the affected Series C Preferred Stock *no* longer met the criteria for classification as permanent equity and was reclassified to mezzanine equity. The *2025* Exchange Right expired unexercised on *November 30, 2025,* at which time the Company reclassified the affected Series C Preferred Stock back to permanent equity.

On *June 16, 2025,* the Company and the holder of the Series C Preferred Stock entered into a waiver agreement (the *"Q3 2025* Waiver"), which, among other things, included waivers of certain provisions to permit the Veris *June 2025* Equity Offering, as further described in Note *16, Noncontrolling Interest*. Under the terms of the *Q3 2025* Waiver the parties agreed that an amount of the stated value of the Series C Preferred Stock equal to 50% of the gross proceeds raised in certain future financings would be exchanged, effective *December 15, 2025,* for an equivalent increase in the amount outstanding under the *September 2022* Senior Convertible Note. On *June 23, 2025,* Veris Health entered into subscription agreements to sell shares of Veris Health common stock and warrants, resulting in gross proceeds of $2,520 (net proceeds of $2,488, net of issuance costs). As a result of this financing $1,260 of Series C Preferred Stock was exchanged for an equivalent increase in the amount outstanding under the *September 2022* Senior Convertible Note, effective as of *December 15, 2025.*

For each conversion price reduction, the Company recognized the incremental value as a deemed dividend to the holder of the Series C Preferred Stock. In the aggregate, the Company recognized deemed dividend charges of $2,035 for the year ended *December 31, 2025,* which increased net loss available to common stockholders on the consolidated statements of operations. The incremental fair value associated with the Series C Preferred Stock modifications was determined using Monte Carlo simulation models. The fair value of the conversion price reduction was estimated based on the adjusted conversion price of $12.00 and the applicable number of shares of the Company's common stock issuable upon conversion, including the impact of any additional share allotments. The models utilized the following assumptions: a required rate of return of 14.5%, dividend yield of 0%, volatility of 40%, and risk-free rates ranging from 3.50% to 4.30%. The estimated fair value of the reduced conversion price was compared to the fair value of the conversion price immediately prior to each modification, which reflected a conversion price of $32.04 and incorporated the same required rate of return, dividend yield, expected volatility, and risk-free interest rate assumptions. The excess of the fair value of the modified conversion feature over the fair value immediately prior to the modification was recognized as a deemed dividend.

Note *14* — Preferred Stock - continued

During the year ended *December 31, 2025,* the Company elected to capitalize each of the quarterly dividends earned on its Series C Preferred Stock, which totaled $1,784 in the aggregate. As a result, the stated value increased from $1,000 to $1,080 over the same period.

In the year ended *December 31, 2025*, the Company issued 375,834 shares of its common stock upon the conversion of 4,352 shares of Series C Preferred Stock, resulting in the reduction of the Series C Preferred Stock stated value by $4,510. Subsequent to *December 31, 2025,* the Company issued 433,546 shares of its common stock upon the conversion of 2,495 shares of Series C Preferred Stock. Further, on *February 3, 2026,* concurrently with the Series D Preferred Stock Offering (as defined below), the Company redeemed all 16,962 shares of Series C Preferred Stock outstanding and refinanced all $8,415 in principal and interest of its *September 2022* Senior Convertible Note, in consideration of a cash payment to the holder thereof of approximately $22.3 million (which was made using proceeds from the sale of the Series D Preferred Stock), and the issuance of the *2026* Note with a principal amount of $15.0 million face value principal.

PAVmed Series D Convertible Preferred Stock

Subsequent to *December 31, 2025,* on *February 3, 2026,* the Company entered into subscription agreements with certain accredited investors (the "Series D Preferred Stock Investors") and, pursuant to and concurrently with the execution of the Subscription Agreements, sold to the Series D Preferred Stock Investors, for an aggregate purchase price of $30 million, (i) 30,000 shares of the Company's newly designated Series D Convertible Preferred Stock, par value $0.001 per share (the "Series D Preferred Stock"), and (ii) warrants (the "Series D Preferred Stock Warrant") to purchase an additional 30,000 shares of Series D Preferred Stock, with each investor receiving 100 shares of Series D Preferred Stock and a warrant to purchase 100 shares of Series D Preferred Stock for each $100 of its investment (the "Series D Preferred Stock Offering"). The initial conversion price of the Series D Preferred Stock is $6.50 per share, subject to adjustment in the event of stock splits, stock dividends, and similar transactions.

On *March 27, 2026,* PAVmed's shareholders approved the conversion of the Series D Preferred Stock into shares of our common stock. Promptly following such approval, 100% of the Series D Preferred Stock was converted in full into 4,615,393 shares of our common stock.

Notwithstanding the conversion of the Series D Preferred Stock into shares of our common stock, the Series D Preferred Stock Warrants remain outstanding. Upon the publication by Molecular Diagnostic Services Program (MolDx) of a draft local coverage determination that EsoGuard will be covered by Medicare, the Series D Preferred Stock Warrant will be callable by the Company at a price of $0.001 per warrant share. The Company *may* send written notice to the holders after such condition has been satisfied and, after receipt of such notice, the holders will have *30* days to exercise the warrants.

Note 15 — Common Stock and Common Stock Purchase Warrants

Common Stock

On *January 23, 2025,* the Company received a notice from the Listing Qualifications Department of The Nasdaq Stock Market ("Nasdaq") stating that, for the prior *30* consecutive business days (through *January 22, 2025),* the closing bid price of the Company's common stock had been below the minimum of *$1* per share required for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule *5550*(a)(*2*). The notification letter stated that the Company would be afforded *180* calendar days (until *July 22, 2025)* to regain compliance. In order to regain compliance, the closing bid price of the Company's common stock must be at least *$1* for a minimum of *ten* consecutive business days. On *July 29, 2025,* the Company received an additional notice from the Listing Qualifications Department of Nasdaq stating that the Company is eligible for an additional *180*-day period (until *January 19, 2026)* to regain compliance with this requirement.

From and after the reverse split through *January 20, 2026,* the minimum bid price of the Company's common stock was greater than *$1.* On *January 21, 2026,* the Company received a letter from the Listing Qualifications Department of Nasdaq, stating the Company had regained compliance with the *$1* minimum bid price requirement for continued listing on the Nasdaq Capital Market.

In the year ended *December 31, 2025*, 13,377 shares of the Company's common stock were issued upon conversion, at the election of the holder, of the *September 2022* Senior Convertible Note, for $176 face value principal repayments, as discussed in Note *12, Debt*.

Note 15 — Common Stock and Common Stock Purchase Warrants - continued

In the year ended *December 31, 2025*, the Company sold 40,553 shares through their at-the-market equity facility for net proceeds of approximately $841, after payment of 3% commissions.

In the year ended *December 31, 2025*, the Company issued 5,081 shares of common stock to vendors in exchange for $103 of agreed upon services, which is included in general and administrative operating expenses on the Company's consolidated statement of operations.

On *February 21, 2025,* the Company and Veris, pursuant to subscription agreements, dated as of *February 18, 2025 (*each, a "Veris Subscription Agreement") and with certain accredited investors (collectively, the "Veris Investors"), consummated an offering (the "Veris Offering") of 85,812 shares of the Company's common stock and pre-funded warrants to purchase 25,225 shares of the Company's common stock (the "Pre-Funded Warrants"), at a purchase price of $21.345 per share or warrant share (as applicable). In addition, Veris issued to each Veris Investor approximately 6.098 shares of Veris' common stock for each share or warrant share (as applicable) purchased by such Veris Investor, for an aggregate of 677,143 shares of Veris' common stock. The Veris Offering generated gross proceeds to the Company of $2.37 million. The Pre-Funded Warrants were classified (through their date of exercise, on *June 19, 2025)* as equity as they were indexed to the Company's own stock and met the criteria for equity classification. The proceeds received were recorded in additional paid-in capital with *no* subsequent remeasurement.

Each Veris Subscription Agreement contains customary representations, warranties, covenants and indemnities of the Company and the Veris Investors, as well as a covenant by the Company to provide the Veris Investors with protection against subsequent equity raises by the Company or Veris at a lower purchase price (solely to the extent the Veris Investors continue to hold the shares issued in the Veris Offering), with such protection to be effected through the issuance of additional shares of Veris' common stock. In addition, the Company (i) granted the Veris Investors a *100%* participation right in future offerings of equity securities of the Company or its majority-owned subsidiaries, subject to existing participation rights of the Company's debt holder, and (ii) agreed *not* to incur, and *not* to permit its majority-owned subsidiaries to incur, any indebtedness until *August 18, 2026,* subject to certain exceptions. The Company also entered into a registration rights agreement (the "Veris Registration Rights Agreement") with the Veris Investors, pursuant to which the Company agreed to file a registration statement covering the resale of the shares of the Company's common stock issued in the Veris Offering, including the shares underlying the Pre-Funded Warrants. This registration statement was filed and became effective as of *April 15, 2025*.

Common Stock Purchase Warrants

As of *December 31, 2024,* Series Z Warrants outstanding totaled 11,937,450 representing the right to purchase 26,528 shares of the Company's common stock. The Series Z Warrants were exercisable to purchase one whole share of common stock of the Company at an exercise price of $704.40. All such unexercised warrants expired in accordance with their terms on *April 30, 2025.* During the year ended *December 31, 2025*, there were no Series Z Warrants exercised.

Note *16* — Noncontrolling Interest

The noncontrolling interest ("NCI") included as a component of consolidated total stockholders' equity is summarized for the periods indicated as follows:

	December 31, 2025	December 31, 2024
NCI – equity	$ (4,538)	$ 29,813
Net loss attributable to NCI	(2,870)	(11,364)
Impact of subsidiary equity transactions	(8,412)	(4,414)
Veris Health issuance of common stock for settlement of vendor service agreement	402	—
Veris Offerings	3,436	—
Lucid Diagnostics proceeds from issuance of preferred stock Series A and A-1	—	5,670
Lucid Diagnostics exchange of preferred stock Series A and Series A-1	—	(24,294)
Lucid Diagnostics issuance through exchange - Series B and Series B-1	—	31,790
Lucid Diagnostics issuance through sale - Series B and Series B-1	—	24,129
Lucid Diagnostics deemed dividend on preferred stock	—	(7,496)
Lucid Diagnostics issuance of common stock for settlement of vendor service agreement	—	401
Lucid Diagnostics 2018 Equity Plan stock option exercise	—	4
Lucid Diagnostics Employee Stock Purchase Plan Purchase	—	353
Conversion of Lucid Diagnostics common stock for Senior Secured Convertible Debt	—	3,801
Stock-based compensation expense - Lucid Diagnostics 2018 Equity Plan	—	2,771
Stock-based compensation expense - Veris Health 2021 Equity Plan	315	637
Deconsolidation of Lucid	—	(56,339)
NCI – equity	$ (11,667)	$ (4,538)

Note *16* — Noncontrolling Interest - continued

The consolidated NCI presented above is with respect to the Company's consolidated subsidiaries as a component of consolidated total stockholders' equity as of *December 31, 2025* and *December 31, 2024*; and the recognition of a net loss attributable to the NCI in the consolidated statement of operations for the periods beginning on the acquisition date of the respective subsidiaries.

Lucid Diagnostics — Deconsolidation

On *September 10, 2024,* following preferred equity transactions completed by Lucid earlier in *2024* and the termination of voting proxies entered into between PAVmed and certain shareholders of Lucid, PAVmed's voting interest in the Company was reduced to less than 50.0%, resulting in the loss of a controlling financial interest. However, PAVmed retains the ability to exercise significant influence over Lucid. Upon deconsolidation, the Company's ownership of 31,302,444 shares of Lucid Diagnostics common stock was valued at $25.1 million, which resulted in a gain on deconsolidation of $72.3 million in the accompanying consolidated statements of operations for the year ended *December 31, 2024.*

Lucid Diagnostics — Intercompany Obligation Settlement; Special Distribution

On *January 26, 2024,* PAVmed elected to receive payment of $4,675 of fees and reimbursements due from Lucid, through the issuance of 3,331,771 shares of Lucid Diagnostics common stock. On *February 15, 2024,* the Company distributed by special dividend to the Company stockholders, as of the record date noted above, 3,331,747 shares of Lucid Diagnostics common stock held by the Company.

Lucid Diagnostics — Deemed Dividend on Series A and Series A-1 Convertible Preferred Stock Exchange Offer

The fair value of the consideration given in the form of the issue of 31,790 shares of Lucid Series B Convertible Preferred Stock, with such fair value recognized as the carrying value of such issued shares of Lucid Series B Convertible Preferred Stock, as compared to the carrying value of the extinguished Lucid Series A and Lucid Series A-*1* Convertible Preferred Stock (carrying value of $24,294), resulting in an excess of fair value of $7,496 recognized as a deemed dividend charged to accumulated deficit in the consolidated balance sheet on *March 13, 2024,* with such deemed dividend included as a component of net loss attributable to common stockholders.

Veris Health

As of *December 31, 2025*, there were 10,763,186 shares of common stock of Veris Health issued and outstanding, of which PAVmed holds an 58.32% majority-interest ownership and PAVmed has a controlling financial interest, with the remaining 41.68% minority-interest ownership held by unrelated *third*-parties. These ownership interests in Veris Health do *not* reflect the approximately $24.0 million of intercompany debt owed by Veris to PAVmed, which at the stated conversion price of $1.50, is convertible into 16,001,294 shares of common stock of Veris Health; giving effect to the conversion of such note, PAVmed's ownership interest in Veris would be 83.2%. Accordingly, Veris Health is a consolidated majority-owned subsidiary of the Company, for which a provision of a noncontrolling interest (NCI) is included as a separate component of consolidated stockholders' equity in the accompanying consolidated balance sheets.

On *June 23, 2025,* Veris entered into subscription agreements (each, a "Veris *June 2025* Subscription Agreement") with certain accredited investors (collectively, the *"June 2025* Investors"), pursuant to which Veris agreed to sell and the Investors agreed to purchase (the *"June 2025* Offering") 1,800,000 shares of common stock, par value $0.001 per share, of Veris ("Veris Common Stock") and warrants to purchase 1,800,000 shares of Veris Common Stock ("Veris Warrants"), at a purchase price of $1.40 per share of Veris Common Stock.

On the same day, Veris consummated the *June 2025* Offering, generating gross proceeds to Veris of approximately $2.5 million, with less than $0.1 million of issuance costs. The proceeds of the offering will be used to continue development activities related to Veris' implantable physiological monitor and for general working capital purposes.

The Veris *June 2025* Subscription Agreements contain customary representations, warranties, covenants and indemnities of Veris and the *June 2025* Investors, as well as a covenant by Veris to provide the *June 2025* Investors with protection against subsequent equity raises by Veris at a lower valuation (solely to the extent the *June 2025* Investors continue to hold the shares issued in the *June 2025* Offering), with such protection to be effected through the issuance of additional shares of Veris Common Stock. In addition, Veris granted certain of the *June 2025* Investors a *100%* participation right in future offerings of equity securities by Veris, subject to existing participation rights of the Company's debt holder, and agreed *not* to incur any indebtedness until *December 23, 2026,* subject to certain exceptions. In accordance with the Veris *June 2025* Subscription Agreement, Veris also entered into a registration rights agreement (the "Registration Rights Agreement") with the *June 2025* Investors, pursuant to which Veris granted the *June 2025* Investors customary demand and piggyback registration rights. The *June 2025* Investors *may* exercise the demand registration rights only if Veris consummates a going public transaction.

Note *16* — Noncontrolling Interest - continued

The Veris Warrants become exercisable *six* months after issuance and expire on the earlier of (i) the *five*-year anniversary of the initial exercise date and (ii) the *60th* day following receipt by Veris of FDA approval of its implantable physiological monitor. The Veris Warrants have an exercise price of $1.40 per share, subject to adjustment as described below. The Veris Warrants *may* be exercised only for cash. The exercise price and number and type of securities or other property issuable on exercise of the Veris Warrants *may* be adjusted in certain circumstances, including in the event of a stock split or combination, stock dividend, or a recapitalization, reorganization, merger or similar transaction. In addition, if Veris completes a subsequent equity raises at a lower valuation, the exercise price of the Veris Warrants will be reduced to such lower valuation and the number of shares issuable on exercise of the Veris Warrants will be increased so that the aggregate exercise price remains the same. In addition, a holder of the Veris Warrants will be entitled to participate in rights offerings or pro rata distributions by Veris. The Veris Warrants are classified as equity as they are indexed to Veris's common stock and meet the criteria for equity classification.

On *October 7, 2025,* the Company announced the launch of the commercial phase of Veris' strategic partnership with The Ohio State University Comprehensive Cancer Center – Arthur G. James Cancer Hospital and Richard J. Solove Research Institute ("OSUCCC – James"). In conjunction with such event and pursuant to a previously executed strategic partnership agreement between Veris and OSUCCC — James, OSUCCC — James earned a 2% equity interest in Veris (which, when issued, would dilute the other Veris shareholders proportionately).

Certain investors have been granted anti-dilution rights by Veris, pursuant to which Veris *may* be obligated to issue such investors additional shares of common stock, in the event of certain financings by PAVmed or Veris. Subsequent to *December 31, 2025,* on *February 3, 2026* such anti-dilution rights were triggered by the *February 2026* Financing. Accordingly, promptly after such financing, Veris issued to the investors holding those rights, in the aggregate, 1,260,792 shares of its common stock.

Note *17* — Income Taxes

Income tax (benefit) expense for respective periods noted is as follows:

	Years Ended December 31,	
	2025	*2024*
Current		
Federal, State and Local	$ —	$ —
Deferred		
Federal	5,708	(6,965)
State and Local	2,080	(3,725)
Current and Deferred tax (benefit) expense	7,788	(10,690)
Less: Valuation allowance reserve	(7,788)	10,690
Income tax expense (benefit)	$ —	$ —

The reconciliation of the federal statutory income tax rate to the effective income tax rate for the year ended *December 31, 2025* is as follows:

	December 31, 2025	
	Percent	*Amount*
U.S. federal statutory rate	21.0%	$ (518)
State income tax (net of federal benefit)	(1.1)%	27
New Jersey revaluation of DTA	(30.5)%	754
Pennsylvania revaluation of DTA	(28.5)%	703
Other states revaluation of DTA	0.8%	(20)
New Jersey deferred true-up	(2.4)%	60
Pennsylvania deferred true-up	(5.1)%	125
Other states deferred true-up	(0.3)%	8
New Jersey valuation allowance	20.8%	(513)
Pennsylvania valuation allowance	42.9%	(1,060)
Other states valuation allowance	2.8%	(70)
Total state taxes (net of federal benefit)	(0.6)%	14
Permanent differences	(0.8)%	20
Fair Value adjustments	(28.0)%	691
Tax credits	(10.6)%	262
Foreign tax effects	0.0%	-
New tax law changes	0.0%	-
Effect of Cross - Border Tax Laws	0.0%	-
Changes in Unrecognized Benefits	0.0%	-
Federal deferred true-up	(230.5)%	5,689
Change in valuation allowance	249.5%	(6,158)
Effective tax rate	—%	$ —

Note *17* — Income Taxes - continued

The reconciliation of the federal statutory income tax rate to the effective income tax rate for the year ended *December 31, 2024* is as follows:

	Year Ended December 31, 2024
U.S. federal statutory rate	21.0%
U.S. state and local income taxes, net of federal benefit	(8.4)%
Permanent differences	4.8%
Gain on deconsolidation of subsidiary	(53.4)%
Tax credits	(2.2)%
Revaluation of state deferred taxes	(1.9)%
Federal deferred true-up	2.4%
State deferred true-up	0.1%
Valuation allowance	37.6%
Effective tax rate	—%

For the year ended *December 31, 2025,* the components of the Company's income tax paid are state and local taxes primarily from California, Massachusetts and New Jersey. For the year ended *December 31, 2024,* there were no income taxes paid.

Substantially all sources of losses before provision for income tax were derived from sources within the United States. No income was derived from foreign sources for the years ended *December 31, 2025* and *2024.*

The tax effects of temporary differences which give rise to the net deferred tax assets for the respective period noted is as follows:

	Years Ended December 31,	
	2025	2024
Deferred Tax Assets		
Net operating loss	$ 27,565	$ 30,439
Stock-based compensation expense	3,875	4,131
Lease liabilities	504	741
Research and development expenditures	1,916	4,434
Research and development tax credit carryforwards	2,621	2,883
Accrued expenses	216	249
Section 195 deferred start-up costs	17	19
Deferred tax assets	$ 36,714	$ 42,896
Deferred Tax Liabilities		
Operating lease right-of-use assets	(450)	(671)
Depreciation	(5)	(59)
Unrealized Gains on Equity Method Investments	(2,024)	(143)
Deferred Tax Liabilities	$ (2,479)	$ (873)
Deferred tax assets, net of deferred tax liabilities	34,235	42,023
Less: valuation allowance	(34,235)	(42,023)
Deferred tax assets, net after valuation allowance	$ —	$ —

Deferred tax assets and deferred tax liabilities resulting from temporary differences are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of the change in the tax rate is recognized as income or expense in the period the change in tax rate is enacted.

As mentioned in Note *4, Equity Method Investment*, on *September 10, 2024,* PAVmed ceased to have a controlling financial interest in Lucid Diagnostics and therefore PAVmed's consolidated results of operations include Lucid Diagnostics' results of operations only through that date. Pursuant to ASC *810-10-40-5,* the tax effects of the deconsolidation of Lucid Diagnostics' are included in the gain on deconsolidation resulting in deferred tax expense of $62.3 million offset by a full valuation allowance of ($62.3) million, netting to zero. Lucid Diagnostics *no* longer qualifies to be included in PAVmed's combined unitary state tax returns.

Note *17* — Income Taxes - continued

As required by FASB ASC Topic *740,* Income Taxes, (ASC *740*), a "more-likely-than-*not"* criterion is applied when assessing the estimated realization of deferred tax assets through their utilization to reduce future taxable income, or with respect to a deferred tax asset for tax credit carryforward, to reduce future tax expense. A valuation allowance is established, when necessary, to reduce deferred tax assets, net of deferred tax liabilities, when the assessment indicates it is more-likely-than-*not,* the full or partial amount of the net deferred tax asset will *not* be realized. Accordingly, the Company evaluated the positive and negative evidence bearing upon the estimated realizability of the net deferred tax assets, and based on the Company's history of operating losses, concluded it is more-likely-than-*not* the deferred tax assets will *not* be realized, and therefore recognized a valuation allowance reserve equal to the full amount of the deferred tax assets, net of deferred tax liabilities, as of *December 31, 2025* and *2024.* As of *December 31, 2025* and *2024,* the deferred tax asset valuation allowance decreased by $7.8 million and increased by $51.6 million, respectively. Of the $7.8 million change in the valuation allowance for the year ended *December 31, 2025,* $6.1 million relates to federal and is separately stated in the rate reconciliation. For the year ended *December 31, 2024,* due to the deconsolidation of Lucid on *September 10, 2024,* changes to the valuation allowance reported a decrease of $62.3 million in the gain on deconsolidation of Lucid and an increase of ($10.7) million through current year operations, netting to a total change of $51.6 million.

The Company has total estimated federal net operating loss ("NOL") carryforward of approximately $131.2 million and $144.9 million as of *December 31, 2025* and *2024*, respectively, which is available to reduce future taxable income, of which approximately $13.8 million have statutory expiration dates commencing in *2037,* and approximately $117.4 million which do *not* have a statutory expiration date. The Company has *not* yet conducted a formal analysis and the NOL carryforward and general business credits *may* be subject-to limitation under U.S. Internal Revenue Code ("IRC") Section *382* (provided there was a greater than *50%* ownership change, as computed under such IRC Section *382*). The State and Local NOL carryforwards of approximately $184.1 million have statutory expiration dates commencing in *2037.* The Company has total estimated research and development ("R&D") tax credit carryforward of approximately $2.6 million as of *December 31, 2025* which are available to reduce future tax expense and have statutory expiration dates commencing in *2037.*

The Company files income tax returns in the United States in federal and applicable state and local jurisdictions. The Company's tax filings for the years 2022 and thereafter each remain subject to examination by taxing authorities. The Company's policy is to record interest and penalties related to income taxes as part of its income tax provision. The Company has *not* recognized any penalties or interest related to its income tax provision.

Tax Legislation

On *July 4, 2025,* the One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. Key provisions of the OBBBA include making permanent certain aspects of the *2017* Tax Cuts and Jobs Act, modifying certain international tax rules, and restoring provisions that accelerate deductions for certain business investments and expenditures. The legislation has multiple effective dates, with certain provisions effective in *2025* and other implemented in subsequent years. The OBBBA did *not* have a material impact on the Company's consolidated financial statements for the year ended *December 31, 2025,* and the Company does *not* expect the changes to have a material impact on the provision for income taxes or net income in future periods.

Note *18* — Net Income (Loss) Per Share

The Net income (loss) per share - attributable to PAVmed Inc. - basic and diluted and Net income (loss) per share - attributable to PAVmed Inc. common stockholders - basic and diluted - for the respective periods indicated - is as follows:

	Years Ended December 31,	
	2025	2024
Numerator		
Net income (loss) - before noncontrolling interest	$ (2,469)	$ 28,427
Net income (loss) attributable to noncontrolling interest	2,870	11,364
Net income (loss) - as reported, attributable to PAVmed Inc.	$ 401	$ 39,791
Series B Convertible Preferred Stock dividends – earned	$ (356)	$ (329)
Series C Convertible Preferred Stock dividends – earned	$ (1,784)	$ —
Deemed dividend on Series C Convertible Preferred Stock	$ (2,035)	$ —
Deemed dividend on Subsidiary Preferred Stock attributable to the noncontrolling interests	$ —	$ (7,496)
Net income (loss) attributable to PAVmed Inc. common stockholders used in basic EPS calculation	$ (3,774)	$ 31,966
Fair Value Adjustment for diluted EPS calculation	$ —	$ 428
Net income (loss) attributable to PAVmed Inc. common stockholders used in dilutive EPS calculation	$ (3,774)	$ 32,394
Denominator		
Weighted average common shares outstanding, basic	670,466	322,407
Add: Restricted stock awards	—	9,583
Add: Senior Convertible Note	—	1,841,408
Weighted average common shares outstanding, diluted	670,466	2,173,398
Net income (loss) per share [1]		
Net income (loss) per share attributable to PAVmed Inc. common stockholders, basic	$ (5.63)	$ 99.15
Net income (loss) per share attributable to PAVmed Inc. common stockholders, diluted	$ (5.63)	$ 14.90

[1] - Convertible preferred stock and restricted stock awards would potentially be considered a participating security under the *two*-class method of calculating net income (loss) per share. For periods where losses are presented, such holders are *not* contractually obligated to share in the losses, there is *no* impact on the Company's net income (loss) per share calculation for the periods indicated.

The common stock equivalents have been excluded from the computation of diluted weighted average shares outstanding as their inclusion would be anti-dilutive, are as follows:

The Series B Convertible Preferred Stock dividends earned as of each of the respective years noted, are included in the calculation of basic and diluted net loss attributable to PAVmed common stockholders for each respective period presented. Notwithstanding, the Series B Convertible Preferred Stock dividends are recognized as a dividend payable only upon the dividend being declared payable by the Company's board of directors.

Basic weighted-average number of shares of common stock outstanding for the years ended *December 31, 2025* and *2024* include the shares of the Company issued and outstanding during such periods, each on a weighted average basis. The basic weighted average number of shares of common stock outstanding excludes common stock equivalent incremental shares, while diluted weighted average number of shares outstanding includes such incremental shares. However, as the Company was in a loss position for the year ended *December 31, 2025,* basic and diluted weighted average shares outstanding are the same, as the inclusion of the incremental shares would be anti-dilutive. The common stock equivalents excluded from the computation of diluted weighted average shares outstanding are as follows:

	December 31,	
	2025	*2024*
Stock options	45,834	35,511
Restricted stock awards	67,739	—
Series Z Warrants	—	26,528
Senior Convertible Note	1,312,710	—
Series B Convertible Preferred Stock	3,237	2,990
Series C Convertible Preferred Stock	740,657	—
Total	2,170,177	65,029

Note *18* — Net Income (Loss) Per Share - continued

Potential common stock equivalents associated with the Company's *September 2022* Convertible Note and the Series C Preferred Stock were excluded from the computation of diluted loss per share for the year ended *December 31, 2025,* because their effect would have been anti-dilutive. The *September 2022* Convertible Note and the Series C Preferred Stock were redeemed on *February 3, 2026,* as described in Note *12, Debt* and Note *14, Preferred Stock*.

The total stock options are inclusive of 1,816 and 2,001 stock options as of *December 31, 2025* and *2024*, respectively, granted outside the PAVmed *2014* Equity Plan.

Note *19* — Segment Information

PAVmed's Chief Executive Officer is the Chief Operating Decision Maker ("CODM"). The CODM uses consolidated net income(loss) to assess segment profit or loss, allocate resources and assess performance. Further, the CODM reviews and utilizes functional expenses (cost of revenues, sales and marketing, research and development, and general and administrative) at the consolidated level to manage the Company's operations. The Company's significant segment expenses and other segment items align with the financial statements line items presented in its the consolidated statements of operations.

During the years ended *December 31, 2025* and *2024* revenues resulting from the delivery of patient EsoGuard test results and Veris Platform subscription services were concentrated in the United States. The measure of segment assets is reported on the balance sheet as total consolidated assets, and concentrated in the United States.

BOARD OF DIRECTORS

Lishan Aklog, M.D.
  Chairman and Chief Executive Officer of PAVmed Inc.

Michael J. Glennon
  Vice Chairman of PAVmed Inc., Co-Founding Partner of Pavilion Holdings Group, a medical device holding company, Chairman and Chief Executive Officer of Pavilion Medical Innovations, a medical device incubator, and President and Chief Executive Officer of Saphena Medical and Cruzar Medsystems

Sundeep Agrawal, M.D.
  Founder and Managing Partner of Brahma Capital, a private investment firm

Timothy E. Baxter
  Operating Partner at Centre Partners Management LLC, a leading middle market private equity firm

Ronald M. Sparks
  Former Healthcare Industry Executive at Avista Capital Partners, a private equity firm

Debra J. White
  Former Group Chief Executive Officer of Interserve Group, a UK-headquartered multinational group of support services and construction companies

CORPORATE OFFICERS

Lishan Aklog, M.D.
  Chairman and Chief Executive Officer

Dennis M. McGrath
  President and Chief Financial Officer

Shaun M. O'Neil
  Chief Operating Officer

Michael A. Gordon
  General Counsel and Secretary

Victoria T. Lee
  Executive Vice President & Chief Medical Officer

CORPORATE INFORMATION

Transfer Agent

The transfer agent and registrar for PAVmed Inc.'s common stock is Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004.

Stock Listing

PAVmed Inc's. common stock trades on the Nasdaq Capital Market under the symbols PAVM.

Annual Meeting

The annual meeting of stockholders will be held on June 24, 2026 at 10:00 a.m., Eastern time, solely over the Internet by means of a live audio webcast.

Corporate Headquarters

360 Madison Avenue, 25th Floor
New York, New York 10017

Exhibits

The company will provide stockholders with copies of the exhibits to its Form 10-K upon payment of a fee of $.25 per page, plus $5.00 postage and handling charge, if a request is sent in writing to the Secretary, PAVmed Inc., 360 Madison Avenue, 25th Floor, New York, New York 10017.